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                                                                    EXHIBIT 99.2

O2Micro International Limited
Grand Pavilion Commercial Centre, West Bay Road
P.O. Box 32331 SMB, George Town
Grand Cayman, Cayman Islands

                                                   October 14, 2005

Dear Shareholder:

     I am delighted to announce that our board of directors has approved the listing of our shares on the Main Board of The Stock Exchange of Hong Kong Limited, or the HKSE. The process to effect this listing is ongoing, although we caution you that we cannot be certain if or when the listing will occur.

     We believe that listing on the HKSE, in addition to our existing quotation on The Nasdaq National Market, is a significant step in our long-term strategic development because it reflects the increasing importance of Asia, particularly Greater China, to our business. Over the last few years, China has been emerging as one of the world's centers for semiconductor design and manufacturing. We commenced our operations in China in 2001, and we now maintain what we believe is one of the largest semiconductor design teams in the country. Concurrently, many of our customers and companies in our supply chain have been relocating their operations to China. We also maintain design centers and sales offices in Singapore and Taiwan, sales representatives in Hong Kong and a distributor in Japan.

     As the portion of our operations, customer base and supply chain based in Asia continues to grow, we believe that a listing on the HKSE will benefit our company and shareholders by:

     . expanding our profile with Asian investors, which we hope will expand our investor base and increase liquidity in our shares worldwide,

     . signaling to our customers and companies in our supply chain that we have a long-term commitment to Asia, and

     . allowing us to raise additional capital for the expansion of our business.

     We would like to emphasize also that we will continue to conduct our business in an open and fair manner with good corporate governance standards. By listing on the HKSE, we will not abandon the corporate governance standards that we have been complying with in connection with the current quotation of our shares on The Nasdaq National Market, and in fact, will be complying with additional HKSE standards.

     In connection with the listing on the HKSE, our board is calling an extraordinary general meeting of shareholders to be held on November 14, 2005 at the offices of Maples and Calder, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands at 3:00 p.m. local time. The purpose of the meeting is to approve the listing and related global offering of securities and certain other items which our board has determined

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are necessary and appropriate to effect the listing. The items to be approved include adopting new Articles of Association for our company, which are our charter documents under Cayman Islands law, as well as new share option and equity incentive plans.

     You are also being asked to approve a 50 to 1 share split and the implementation of an American depositary share program with respect to our shares quoted on The Nasdaq National Market. The share split is designed to adjust the per share price of our ordinary shares so that they can trade within the normal range for shares traded on the HKSE. In turn, by adopting an American depositary share program, our ordinary shares will cease to be quoted on Nasdaq, and American depositary shares, each representing 50 ordinary shares, will thereafter commence trading. The share split and American depositary share program will be effected in such a way that the transition will be as seamless as possible and shareholders will not have to take any further actions once the proposals are approved at the meeting.

     Our board of directors recommends that you vote For each of the proposals. You should read with care the attached Proxy Statement, which contains detailed information about each proposal.

     Your vote is important regardless of the number of shares you own. Accordingly, we urge you to complete, sign, date and return your proxy card promptly in the enclosed postage-paid envelope. The fact that you have returned your proxy card in advance of the meeting will assure representation of your shares, but will not affect your right to vote in person should you attend the meeting.

     Thank you for your continued support of O2Micro.

Sincerely,


Sterling Du
Chief Executive Officer and Chairman of the Board

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                          O2MICRO INTERNATIONAL LIMITED

             NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

                     TO BE HELD ON MONDAY, NOVEMBER 14, 2005

To the Holders of Ordinary Shares:

     An Extraordinary General Meeting of Shareholders of O2Micro International Limited, a Cayman Islands company, will be held on Monday, November 14, 2005, at the offices of Maples and Calder, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, at 3:00 p.m., local time, at which meeting the following matters will be put to the vote of the shareholders:

Proposal I  To approve AS A SPECIAL RESOLUTION the adoption of Amended and
            Restated Articles of Association for our company.

Proposal II To approve as an ordinary resolution the following:

            1. The global offering of Ordinary Shares comprising a public offering in Hong Kong and the United States of America and an international offering in certain jurisdictions, which offering will be on such terms and of such size as our board of directors shall determine in its discretion;

            2. The primary listing of our Ordinary Shares on the Main Board of the Stock Exchange of Hong Kong Limited, or HKSE;

            3. Adoption of the 2005 Share Option Plan and 2005 Share Incentive Plan and authorization of the board of directors, at their absolute discretion, to grant awards under such plans and to allot, issue and deal with securities of our company issued pursuant to any such awards and to take all such steps as the board of directors considers necessary or desirable to implement such plans;

            4. Adoption of a general mandate (the "Sale Mandate") to allot, issue and deal with such number of unissued Ordinary Shares not exceeding the sum of:

                  (i) 20% of the total nominal amount of the share capital of our company in issue and to be issued; and

                  (ii) the total amount of the share capital of our company repurchased by us (if any) pursuant to the repurchase mandate (described in Part 5 of Proposal II below) following the grant of the Sale Mandate;

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                  with our board of directors having the authority to fix the number of shares to be repurchased, as well as the price and other terms of any repurchase, as determined by our board in its discretion from time to time;

            5. Adoption of a general mandate (the "Repurchase Mandate") to exercise all the powers of our company to repurchase such number of Ordinary Shares not exceeding 10% of the total nominal amount of the share capital of our company in issue and to be issued; and

            6. Adoption of a 50 for 1 share split of all of our company's outstanding classes of shares and the implementation of an American depositary share ("ADS") program with respect to all Ordinary Shares quoted on Nasdaq, with each ADS representing 50 Ordinary Shares.

     The board of directors has fixed the close of business on Thursday, September 29, 2005 as the record date for the determination of shareholders entitled to notice of and to vote at the meeting and any postponement or adjournment thereof. Accordingly, only holders of record of Ordinary Shares of our company at the close of business on such date shall be entitled to vote at the meeting or any adjournment thereof.

     We ask that you vote, date, sign and return the enclosed proxy in the self-addressed stamped envelope. You may revoke your proxy and vote in person if you later decide to attend in person.

By Order of the Board of Directors,


Sterling Du
Chief Executive Officer and Chairman of the Board

O2Micro International Limited
Grand Pavilion Commercial Centre, West Bay Road
P.O. Box 32331 SMB, George Town
Grand Cayman, Cayman Islands

                                 PROXY STATEMENT
                                NOVEMBER 14, 2005
                  EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

GENERAL INFORMATION

     This Proxy Statement and accompanying Proxy are being mailed to shareholders in connection with the solicitation of proxies by our board of directors of O2Micro International Limited for an Extraordinary General Meeting (the "Meeting") to be held on Monday, November 14, 2005 at 3:00 p.m. local time at the offices of Maples and Calder, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands and any adjournment or postponement thereof.

     When your proxy is returned properly executed, the ordinary shares, par value US$0.001 per share (the "Ordinary Shares"), it represents will be voted in accordance with your specifications. You have three choices as to your vote on each of the items described in this Proxy Statement that are to be voted upon at the Meeting. You may vote "for" or "against" each item or "abstain" from voting by marking the appropriate box.

     If you sign and return your Proxy but do not specify any choices, you will thereby confer discretionary authority for your Ordinary Shares to be voted as recommended by our board of directors. The Proxy also confers discretionary authority on the individuals named therein to vote on any variations to the proposed resolutions; to vote upon matters that the Board does not know of as of the date hereof but may be presented at the Meeting; and to adjourn or postpone the Meeting in order to assure that all shareholders who wish to vote on the matter will be able to cast their votes and to act upon other matters incident to the conduct of the Meeting.

     Whether or not you plan to attend the Meeting, you can be assured that your Ordinary Shares are voted by completing, signing, dating and returning the enclosed proxy. You may revoke your proxy at any time before it is exercised by giving written notice thereof to the Secretary of the company, by submitting a subsequently dated proxy, by attending the Meeting and withdrawing the proxy, or by voting in person at the Meeting.

     Each holder of the 39,281,125 Ordinary Shares in the capital of our company in issue, and recorded in the Register of Members of our company at the close of business on Thursday, September 29, 2005, is entitled on a poll to one vote for each Ordinary Share so held at the Meeting. All such Ordinary Shares entitled to vote at the Meeting are referred to herein as "Record Shares". The presence in person (or in the case of a

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corporation, by its duly authorized representative) or by proxy of Shareholders holding a majority of the Record Shares will constitute a quorum for the transaction of business at the Meeting. Resolutions put to the vote at the Meeting will be decided on a show of hands unless a poll is, before or on the declaration of the result of the show of hands, demanded by the Chairman of the Meeting or any shareholder present in person (or in the case of a corporation, by its duly authorized representative) or by proxy. On a show of hands, every holder of a Record Share who is present at the Meeting in person (or in the case of a corporation, by its duly authorized representative) or by proxy is entitled to one vote. On a poll, every holder of a Record Share present in person (or in the case of a corporation, by its duly authorized representative) or by proxy is entitled to one vote for each Record Share held.

     If two or more persons are jointly registered as holders of an Ordinary Share then in voting, the vote of the senior who tenders a vote, whether in person (or in the case of a corporation, by its duly authorized representative) or by proxy, shall be accepted to the exclusion of the votes of other holders of the Ordinary Share and for this purpose seniority shall be determined by the order in which the names stand on the register of the members.

PURPOSE OF THE MEETING

Why is the Meeting being called?

     Our board of directors has approved the listing of Ordinary Shares on the Main Board of The Stock Exchange of Hong Kong Limited, which is the principal stock exchange in Hong Kong (the "HKSE"). Our board has determined that the items being proposed at the Meeting are necessary and appropriate to effect the listing on the HKSE.

What is the status of the listing on the HKSE?

     Our board has authorized our management to take all necessary and appropriate steps for such listing, including filing the requisite applications and documentation to the HKSE for its review. This process is ongoing, though neither we nor our board can provide any assurance as to if or when such listing will occur. It is contemplated that as part of the listing on the HKSE, we will offer and sell newly issued Ordinary Shares in Hong Kong and elsewhere.

What will happen with respect to the company's listing on Nasdaq?

     Regardless of whether the listing on the HKSE is completed, we intend to maintain a quotation on The Nasdaq National Market ("Nasdaq") for the foreseeable future.

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What is being proposed at the Meeting?

     At the Meeting, you will be asked to approve two proposals, as well as such other business as may properly come before the Meeting or any adjournment or postponement thereof. The proposals for the Meeting, and a brief explanation of the purpose of each, are provided below:

Proposal I  To approve AS A SPECIAL RESOLUTION the adoption of Amended and
            Restated Articles of Association for our company.

            This proposal is being made so that specific provisions of our Articles of Association can be brought into compliance with the listing rules of the HKSE, as well as to make related conforming changes and to correct certain non-substantive errors and omissions.

Proposal II To approve as an ordinary resolution the following:

            1. The global offering of Ordinary Shares comprising a public offering in Hong Kong and an international offering in other jurisdictions, which offering will be on such terms and of such size as our board of directors shall determine in its discretion;

            2. The primary listing of our Ordinary Shares on the Main Board of the HKSE;

            3. Adoption of the 2005 Share Option Plan and 2005 Share Incentive Plan and authorization of the board of directors, at their absolute discretion, to grant awards under such plans and to allot, issue and deal with securities of our company issued pursuant to any such awards and to take all such steps as the board of directors considers necessary or desirable to implement such plans;

                  This proposal is being made so that we can adopt a new plan for the award of stock options, which is in accordance with the listing rules of the HKSE. If this proposal is approved at the Meeting, future stock options will be granted under the 2005 Share Option Plan and all other types of equity compensation awards will be granted under the new 2005 Share Incentive Plan, which is not subject to the listing rules of the HKSE. Our 1999 Employee Stock Purchase Program will also continue in effect regardless of whether Proposals I and II are approved at the Meeting.

            4. Adoption of a general mandate (the "Sale Mandate") to allot, issue and deal with such number of unissued Ordinary Shares not exceeding the sum of:

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                  (i) 20% of the total nominal amount of the share capital of our company in issue and to be issued; and

                  (ii) the total amount of the share capital of our company repurchased by us (if any) pursuant to the repurchase mandate (described in Part 5 of Proposal II below) following the grant of the Sale Mandate;

                  with our board of directors having the authority to fix the number of shares to be repurchased, as well as the price and other terms of any repurchase, as determined by our board in its discretion from time to time;

                  See Part 5 below for an explanation.

            5. Adoption of a general mandate (the "Repurchase Mandate") to exercise all the powers of our company to repurchase such number of Ordinary Shares not exceeding 10% of the total nominal amount of the share capital of our company in issue and to be issued; and

                  The HKSE generally requires listed companies to seek shareholder approval to issue or repurchase their listed shares. Cayman Islands law also requires shareholder approval for share repurchases where the articles do not provide for the manner of repurchase. The HKSE and Cayman Islands law allow, however, listed companies to obtain pre-approval from shareholders to engage in such activities pursuant to a Sale Mandate and Repurchase Mandate, subject to the conditions specified above. Our board believes that these mandates are customary for many HKSE-listed companies and provide the requisite flexibility to operate our company's business. The mandates must generally be approved each year by shareholders.

            6. Adoption of a 50 for 1 share split of all of our company's outstanding classes of shares and the implementation of an American depositary share ("ADS") program with respect to all Ordinary Shares quoted on Nasdaq, with each ADS representing 50 Ordinary Shares.

                  The share split and implementation of the ADS program are being proposed principally so that the trading prices of our shares on Nasdaq and the HKSE are at the appropriate levels to help ensure that the listing can be completed and enhance liquidity.

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Are these proposals contingent on each other?

     Yes. Because the board believes that the foregoing approvals are necessary preconditions for the listing to occur, the effectiveness of Proposals I and II is dependent on both being approved by the shareholders at the Meeting, as provided below. In addition, you may not vote for the subparts of Proposal II on a separate basis.

If both Proposals I and II are not approved at the Meeting, will the listing on the HKSE still proceed?

     Our board believes that the HKSE listing will not be possible if Proposals I and II are not approved by our shareholders.

If approved, when would the proposals become effective?

     If approved at the Meeting, Proposal I and Parts 1 to 5 of Proposal II will become effective if and when the Ordinary Shares commence trading on the HKSE.
Part 6 of Proposal II (share split and implementation of an ADS program) is expected become effective on or about November 28 or such other dates as our board may announce, as described in more detail below.

What is the recommendation of the board with respect to Proposals I and II?

     Our board recommends a vote FOR Proposals I and II.

                                   PROPOSAL I

            APPROVAL OF AMENDED AND RESTATED ARTICLES OF ASSOCIATION

Introduction

     You are being asked to amend and restate our Articles of Association to reflect the requirements of the HKSE listing rules described below, as well as to make related conforming changes and to correct certain non-substantive errors and omissions. If this proposal is approved by SPECIAL RESOLUTION of our shareholders, the Amended and Restated Articles will become effective upon our listing on the HKSE.

The Requirements of the HKSE Listing Rules

     The following is a summary of the material changes to our Articles of Association which are required by the HKSE listing rules:

Amendments:             Our existing Articles of Association provide that our
                        Memorandum of Association may be amended by ordinary resolution (meaning approval by a simple majority of the shares entitled to vote and present in person or by proxy), except that amendments to change our name or objects or reduce our share capital and any capital redemption reserve fund must be approved by a special resolution (meaning approval by two-thirds of the shares entitled to vote and present in person or by proxy). The
                        Articles also provide that they may be amended by special resolution.

                        The HKSE listing rules require, however, that any amendment to the Memorandum or Articles of Association must be approved by a special resolution, unless Cayman Islands law allows an amendment by ordinary resolution. Accordingly, the Amended and Restated Articles of Association provide that such articles and our Memorandum of Association may only be amended by special resolution, except for changes to our share capital in the Memorandum which may still be approved by an ordinary resolution. Under these rules, a special resolution requires, for all matters before shareholders, approval of three-fourths of the shares entitled to vote and present in person or by proxy at the meeting.

Shares: The HKSE listing rules require that adequate voting rights must be secured to preference shareholders in appropriate circumstances. To address this requirement, the Amended and Restated Articles of Association provide, in pertinent part, that subject to applicable law, our Memorandum and Articles of Association and any special rights conferred on any shares, any share of our company may be issued with or have attached thereto such rights or restrictions as

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                        shareholders may determine by an ordinary resolution. If
                        there is no such resolution, the board may make the determination.

                        An additional provision has also been added to the Amended and Restated Articles of Association to reflect the HKSE listing rule that if we purchase for redemption a redeemable share, any purchase not effected through the market or by tender is limited to a maximum price as may from time to time be determined in a general meeting of shareholders, either generally or with regard to specific purchases. Moreover, if purchases of redeemable shares are made by tender, the tender must be available to all shareholders on the same terms.

Shareholder Meetings:   Our existing Articles of Association do not provide for
                        a maximum period of time between meetings of shareholders, and they require at least ten days' notice
                        (but not more than 60 days' notice) of an annual general or other meeting of shareholders.

                        In accordance with the HKSE listing rules, the Amended and Restated Articles of Association provide that an annual general meeting should be held each year and not more than 15 months (or such longer period as the HKSE may authorize) may lapse between the annual general meetings of shareholders. In addition, any annual or extraordinary general meeting at which a special resolution is to be proposed must be convened on at least 21 days' notice, and any extraordinary general meeting at which ordinary resolutions are to be proposed must be convened on at least 14 days' notice. Provisions have also been added specifying when a shorter notice period may be approved.

Directors:              To comply with the HKSE listing rules, the Amended and
                        Restated Articles of Association include new provisions which state that a director may not vote or be counted toward a quorum on any resolution of our board approving any contract or arrangement or other proposal in which he or any of his associates is materially interested.
                        Article 119 of such articles lists certain exceptions to this rule.

                        A new provision has also been added which states that our board must obtain shareholder approval at a general meeting before making any compensatory payment to any past or present director for the loss of office or as consideration for or in connection with the director's retirement from our board. Finally, the Amended and Restated Articles of Association prohibit us from: (1) making loans to a director (or a director of a holding company of our company) or any of their associates, (2) entering into any guarantee or providing security for a loan to any such party or (3) making a loan, entering into a guaranty or providing any security in connection with a loan to a company in

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                        which one or more of our directors hold a controlling
                        interest. The foregoing prohibitions would not apply if the activity is permitted by the applicable Hong Kong law in effect as of the date the Amended and Restated Articles of Association are adopted.

Removal and Appointment The Amended and Restated Articles of Association contain
of Directors:           a new provision which states that any director may be
                        removed by a special resolution passed by the shareholders at a general meeting at any time, notwithstanding any agreement between our company and the director. The shareholders' right to elect a director to fill a vacancy or vacancies not filled by the directors has been removed.

Unclaimed Dividends:    Under the Amended and Restated Articles of Association:

                        1. unclaimed dividends may not be forfeited by our company until after six or more years following the date of declaration of the dividend; and

                        2. we may cease sending checks for dividends or dividend warrants by post if such checks or warrants have been left uncashed for two consecutive occasions. We may, however, exercise this power after the first occasion on which such a check or warrant is returned to us undelivered.

Reports to
Shareholders:           Our existing Articles of Association provide that our
                        directors may from time to time cause to be prepared and presented at a general meeting of shareholders profit and loss accounts, balance sheets, group accounts and such other reports and accounts as may be required by law.

                        To comply with the HKSE listing rules, the Amended and Restated Articles of Association provide that a copy of a report from our directors, accompanied by the balance sheet and profit and loss account up to the end of the applicable fiscal year and an auditors' report, must be sent to shareholders at least 21 days before the date of an annual general meeting. The audited accounts must also be sent at the same time as the notice of the annual general meeting of shareholders and be presented at such meeting.

     To address the foregoing requirements, as well as to make related conforming changes and to correct certain non-substantive errors and omissions, our board proposes approval of the Amended and Restated Articles of Association, which are attached to this proxy statement as Exhibit A and are incorporated herein by reference. The foregoing discussion is qualified in its entirety by reference to the complete text of those articles.

You are urged to review the Amended and Restated Articles of Association carefully and in their entirety.

                                      * * *

                          Required Vote; Recommendation

     The affirmative vote of the holders of two-thirds of the Ordinary Shares present in person (or in the case of a corporation, by its duly authorized representative) or represented by proxy and voting at the Meeting will be required to approve this Proposal I. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR PROPOSAL I.

                THE BOARD RECOMMENDS A VOTE FOR THE AMENDMENT AND
                   RESTATEMENT OF OUR ARTICLES OF ASSOCIATION.

                                   PROPOSAL II

                                     PART 1

                           APPROVAL OF GLOBAL OFFERING

     As part of this Proposal II, our board of directors is asking you to approve at the Meeting a global offering of Ordinary Shares comprising a public offering in Hong Kong and the United States of America and an international offering in certain jurisdictions (the "Global Offering"). The timing, size and terms of the Global Offering will be determined by our board in its discretion. Our board may also authorize certain of our shareholders to sell their Ordinary Shares in the Global Offering. We can provide no assurance, however, that the Global Offering will be commenced or completed.

     As explained in the letter from our chief executive officer and chairman, Sterling Du, to our shareholders which accompanies this Proxy Statement, our board of directors believes that the listing on the HKSE discussed in Part 2 below and the Global Offering is a significant step in our long-term strategic development because it reflects the increasing importance of Asia, particularly Greater China, to our business and allows us to raise additional capital to fund the expansion of our business. Our board of directors has not made any determinations or commitments, however, as to how the proceeds from the Global Offering would be utilized.

                                     PART 2

                         APPROVAL OF LISTING ON THE HKSE

     Our board of directors is also asking you to approve at the Meeting the primary listing of our Ordinary Shares on the Main Board of the HKSE. The predecessor of the HKSE was formed in 1891. According to the HKSE Fact Book 2004, the HKSE had 892 listed companies as of December 31, 2004, with a total market capitalization of approximately US$852 billion.

                                     PART 3

        APPROVAL OF 2005 SHARE OPTION PLAN AND 2005 SHARE INCENTIVE PLAN

Introduction

         If Proposals I and II are approved, our existing 1997 Stock Plan and 1999 Stock Incentive Plan will terminate upon the listing of the Ordinary Shares on the HKSE, and all future awards will be made pursuant to the 2005 Share Option Plan, the 2005 Share Incentive Plan and any other plans adopted from time to time. As a result, all awards

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


granted under the 1997 Stock Plan and 1999 Stock Incentive Plan prior to the listing date on the HKSE will remain in effect in accordance with their terms under the applicable plan, but no new awards will be granted under those plans from and after the listing date. Our 1999 Employee Stock Purchase Plan will continue in effect regardless of whether Proposals I and II are approved at the Meeting.

     If Proposals I and II are not approved at the Meeting, the 2005 Share Option Plan and the 2005 Share Incentive Plan will not be adopted, and our existing plans will remain in effect unless and until our board, and if required by the plans or applicable law or listing rule, our shareholders, approve amendments to such plans or adopt new plans.

Our Existing Plans

     We currently have the following equity compensation plans:

     1. 1997 Stock Plan -- Our board of directors and shareholders approved this plan in July 1997. As of September 30, 2005, there were 271,304 Ordinary Shares reserved for issuance under the 1997 Stock Plan and 434,674 Ordinary Shares subject to outstanding awards. No new awards have been granted under this plan since our initial public offering on Nasdaq in August 2000.

     2. 1999 Stock Incentive Plan -- Our board of directors and shareholders approved this plan in October 1999. As of September 30, 2005, there were 2,422,298 Ordinary Shares reserved for issuance under the 1999 Stock Incentive Plan and 4,089,382 Ordinary Shares subject to outstanding awards. This plan provides for the grant of stock options, restricted stock, performance units, stock appreciation rights and dividend equivalent rights.

     3. 1999 Employee Stock Purchase Plan -- Our board of directors and shareholders approved this plan in October 1999, and it provides our employees with an opportunity to purchase Ordinary Shares through payroll deductions. As of September 30, 2005, there were 518,933 Ordinary Shares reserved for issuance under this plan.

The Requirements of the HKSE Listing Rules

     The HKSE listing rules require that share option plans for listed companies must contain, among other things, the following provisions:

Number of Shares        The total number of shares which may be issued upon
Reserved:               exercise of all options to be granted under all share
                        option plans of the company may not exceed 10% of the number of its shares outstanding. Listed companies may later seek shareholder approval to "refresh" the 10% limit.

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


                        The total number of shares that may be issued upon exercise of all outstanding options (i.e. granted and yet to be exercised) under all share option plans of the company must not, in the aggregate, exceed 30% of its shares outstanding from time to time. No options may be granted under such plans if the grant would result in the 30% limit being exceeded.

Exercise Price:         The exercise price of a share option must be equal to
                        the greater of (1) the closing price of the company's shares on the HKSE on the applicable date of grant
                        (which must be a trading day) and (2) the average closing price of the company's shares on the HKSE for the five trading days immediately preceding the date of grant.

Term of Options:        The term of each share option may not exceed 10 years.

Non-Transferability of  Options granted under the share option plan must be
Options: personal to the respective grantee and may not be transferred or assigned.

Black-Out:              The board of a listed company is not allowed to grant a
                        share option to any grantee (1) after a price sensitive development has occurred or a price sensitive matter has been the subject of a decision, until such price sensitive information has been announced pursuant to the relevant requirements of the HKSE listing rules; or (2) within the period of one month immediately preceding the earlier of the date of the board meeting for the approval of the company's interim or annual results and the deadline for the company to publish its interim or annual results announcement under the HKSE listing rules, until such information has been announced pursuant to the relevant requirements of the HKSE listing rules.

Grant Limitation:       Unless otherwise allowed under the HKSE listing rules,
                        no share option may be granted to a grantee which, if exercised in full, would result in the total number of shares issued and to be issued upon exercise of the options already granted or to be granted to such grantee under all share option plans (including exercised, cancelled and outstanding options) in any 12-month period up to and including the date of such grant exceeding 1% (or 0.1% in case of an "independent non-executive director" as defined in the HKSE listing rules) of the shares outstanding of the company at the date of such grant.

Option Cancellation:    Options granted but not exercised may be cancelled
                        subject to the provisions of the plan.

Administration of the   All share option plans must be administered in
Plan:                   accordance with the HKSE listing rules applicable to
                        share option schemes.

     Our 1999 Stock Incentive Plan, which is our only share option plan pursuant to which share options are currently being granted, does not contain the foregoing provisions. Accordingly, our board of directors is proposing at the Meeting the adoption of the 2005 Share Option Plan which complies with the HKSE listing rules.

     In addition, because the HKSE listing rules only apply to share options, our board is also proposing the adoption of the 2005 Share Incentive Plan, which will provide for the grant of all other types of awards, such as restricted share or unit grants, share appreciation rights and dividend equivalent rights, but which will not be subject to the foregoing provisions.

Summary of New Plans

     The following is a summary of the 2005 Share Option Plan and the 2005 Share Incentive Plan. This summary is qualified in its entirety by reference to the complete text of those plans, copies of which are attached as Exhibits B and C to this proxy statement and are incorporated herein by reference. You are urged to review those plans carefully and in their entirety.

     2005 Share Option Plan. 2,000,000 Ordinary Shares will be reserved for issuance under our 2005 Share Option Plan, subject to adjustment for a share split, or any future share dividend or other similar change in our Ordinary Shares or our capital structure. The number of Ordinary Shares reserved under our 2005 Share Option Plan and any other plan will not exceed 10% of the Ordinary Shares to be issued and outstanding immediately following the listing on the HKSE. In no event may an option be granted under our 2005 Share Option Plan if such grant would result in the total aggregate number of Ordinary Shares subject to all then outstanding stock options granted by us pursuant to our 2005 Share Option Plan or any other plan exceeding 30% of the issued and outstanding Ordinary Shares from time to time. No options have yet been granted under our 2005 Share Option Plan.

     Our 2005 Share Option Plan provides solely for the grant of stock options. Stock options granted under our 2005 Share Option Plan may be either incentive share options under the provisions of Section 422 of the U.S. Internal Revenue Code or non-qualified share options. Incentive share options may be granted only to employees. Non-qualified share options may be granted to employees, directors and consultants.

     Our board or a committee designated by the board, referred to as the "plan administrator", will administer our 2005 Share Option Plan, including selecting the participants, determining the number of Ordinary Shares to be subject to each option, determining the exercise price of each option and determining the vesting and exercise periods of each option.

     The exercise price of all options granted under our 2005 Share Option Plan must be at least equal to 100% of the greater of (1) the closing price of the Ordinary Shares on the HKSE on the date of grant (which must be a trading day) and (2) the average closing price of the Ordinary Shares on the HKSE for the five trading days immediately preceding the date of grant. If, however, incentive share options are granted to an employee who owns Ordinary Shares possessing more than 10% of the voting power of all classes of our Ordinary Shares or the Ordinary Shares of any parent or subsidiary of us, the exercise price of any incentive share option granted must equal at least 110% of the greater of (1) the closing price of the Ordinary Shares on the HKSE on the date of grant (which must be a trading day) and (2) the average closing price of the Ordinary Shares on the HKSE for the five trading days immediately preceding the date of grant, and the maximum term of these incentive share options must not exceed five years. The maximum term of options must not exceed ten years.

     Under our 2005 Share Option Plan, incentive share options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the participant only by the participant. Non-qualified share options shall be transferable by will or by the laws of descent or distribution and to the extent provided in the option agreement. Our 2005 Share Option Plan permits the designation of beneficiaries by holders of options.

     In the event that a participant in our 2005 Share Option Plan terminates service or his or her service is terminated by us without cause, any options which have become exercisable prior to the time of termination will remain exercisable for three months from the date of termination (unless a shorter or longer period of time is determined by the plan administrator). In the event that a participant in our 2005 Share Option Plan is terminated by us for cause, any options which have become exercisable prior to the time of termination will terminate immediately. If termination was caused by death or disability, any options which have become exercisable prior to the time of termination will remain exercisable for twelve months from the date of termination (unless a shorter or longer period of time is determined by the plan administrator). In no event may a participant exercise the option after the expiration date of the option.

     In the event of a corporate transaction where the acquiror does not assume options granted under our 2005 Share Option Plan, the options shall terminate upon the consummation of the corporate transaction. Under our 2005 Share Option Plan, a corporate transaction is generally defined as:

     . an acquisition of more than 50% of our Ordinary Shares by any individual or entity;

     . a reverse merger in which more than 40% of our Ordinary Shares are transferred to a person or persons different from those who held our Ordinary Shares immediately prior to such merger;

     . a sale, transfer or other disposition of all or substantially all of the assets of our company;

     . a merger or consolidation in which our company is not the surviving entity; or

     .    a complete liquidation or dissolution.

     Unless terminated sooner, our 2005 Share Option Plan will automatically terminate in 2015. Our board will have the authority to amend or terminate our 2005 Share Option Plan. To the extent necessary to comply with applicable provisions of the corporate and securities laws of the Cayman Islands, the U.S. Internal Revenue Code, the listing rules of the HKSE, the rules of any other applicable stock exchange or national market system, and the rules of any other jurisdiction applicable to options granted to residents therein, we shall obtain shareholder approval prior to any amendment to our 2005 Share Option Plan in the manner and to the degree required.

     2005 Share Incentive Plan. 1,500,000 Ordinary Shares will be reserved for issuance under our 2005 Share Incentive Plan, subject to adjustment for a share split, or any future share dividend or other similar change in our Ordinary Shares or our capital structure. No awards have yet been granted under our 2005 Share Incentive Plan. Our 2005 Share Incentive Plan provides for the grant of restricted shares, restricted share units, share appreciation rights and dividend equivalent rights, collectively referred to as "awards". Awards may be granted to employees, directors and consultants.

     Our board or a committee designated by our board, referred to as the "plan administrator", will administer our 2005 Share Incentive Plan, including selecting the participants, determining the number of Ordinary Shares to be subject to each award, determining the purchase price (if any) of each award and determining the vesting and exercise periods of each award.

     The base appreciation amount of share appreciation rights granted under our 2005 Share Incentive Plan must be at least equal to 100% of the closing price of the Ordinary Shares on the HKSE on the date of grant. The plan administrator will determine the purchase price of all other awards granted under our 2005 Share Incentive Plan. The maximum term of all awards must not exceed ten years. Awards shall be transferable by will or by the laws of descent or distribution. Our 2005 Share Incentive Plan permits the designation of beneficiaries by holders of awards.

     In the event of a corporate transaction where the acquiror does not assume awards granted under our 2005 Share Incentive plan, the awards shall terminate upon the consummation of the corporate transaction. Under our 2005 Share Incentive Plan, a corporate transaction has the same meaning as under our 2005 Share Option Plan.

     Unless terminated sooner, our 2005 Share Incentive Plan will automatically terminate in 2015. Our board will have the authority to amend or terminate our 2005 Share incentive Plan. To the extent necessary to comply with applicable provisions of the corporate and securities laws of the Cayman Islands, the U.S. Internal Revenue Code, the HKSE listing rules, the rules of any other applicable stock exchange or national market system, and the rules of any other jurisdiction applicable to awards granted to residents therein, we shall obtain shareholder approval of any such amendment to our 2005 Share Incentive Plan in the manner and to the degree required.

                                     PART 4

                                  SALE MANDATE

     The HKSE listing rules require shareholder approval before any listed company may allot, issue or deal with its own shares listed on the HKSE, except for issuances pursuant to equity compensation and similar plans, the exercise of subscription rights attaching to warrants of our company, and scrip dividends or similar arrangements. This effectively means that listed companies cannot issue any new shares of the same class which is listed on the HKSE, other than pursuant to the limited exceptions listed above, without shareholders approving each such issuance.

     Our board of directors believes that the foregoing rule is too restrictive and may interfere with our normal business operations. In particular, our board may determine to issue new shares from time to time in a variety of contexts, including, for example, for the payment of outside consultants or as consideration in the acquisition of another business. These issuances may be too small to warrant the expense of calling a shareholders' meeting and obtaining consent, and may also be too time-sensitive to allow the holding of a meeting. Moreover, the HKSE listing rules are more restrictive than the provisions which are currently applicable to our company. Our Articles of Association authorize our board of directors to issue shares at such times and on such other terms as they think proper without obtaining shareholder approval. In addition, the applicable Nasdaq rules only require shareholder approval in connection with, among other things, a change of control, share issuances of a minimum specified size to related parties or non-public sales of shares exceeding 20% of our total voting power or total shares outstanding.

     Accordingly, rather than seeking shareholder approval for each specific transaction which may arise following a listing on the HKSE, our board is asking our shareholders to approve a "Sale Mandate" which, in accordance with the HKSE listing rules, would authorize our company to allot, issue and deal from time to time with such number of unissued Ordinary Shares not exceeding the sum of:

     1. 20% of the total nominal amount of the share capital of our company in issue and to be issued; and

     2. the total amount of the share capital of our company repurchased by us (if any) pursuant to the Repurchase Mandate (described in Part 5 of Proposal II below) following the grant of the Sale Mandate.

     Pursuant to the HKSE listing rules, this Sale Mandate will expire at the earlier of:

     1. the conclusion of our next annual general meeting of shareholders (unless the Sale Mandate is renewed at that meeting);

     2. the expiry of the period within which we are required by law or our Articles of Association to hold our next annual general meeting of shareholders; or

     3. the variation or revocation of the Sale Mandate by an ordinary resolution of our shareholders in a general meeting.

     Our board believes that such a mandate is customary for many HKSE-listed companies and, as discussed above, would provide necessary flexibility to conduct our normal business activities. The Sale Mandate will only become effective if and when our Ordinary Shares are listed for trading on the HKSE.

                                     PART 5

                               REPURCHASE MANDATE

     Similar to the issuance of new securities, the repurchase of securities traded on the HKSE by listed companies is subject to prior approval by shareholders, either on a transaction-by-transaction basis or by way of a general mandate from shareholders. Cayman Islands law also requires shareholder approval for share repurchases where the articles do not provide for the manner of repurchase. For the reasons set forth in Part 4 above regarding the Sale Mandate, our board of directors has determined that it is appropriate to obtain a general mandate from shareholders for repurchases which may occur from time to time, in accordance with the HKSE listing rules.

     The Repurchase Mandate will be subject to the following limitations and conditions:

     1. We will be able to repurchase such number of Ordinary Shares not exceeding 10% of the total nominal amount of the share capital of our company in issue and to be issued.

     2. Under the HKSE listing rules, a company may not issue or announce an issue of new securities of the type that have been repurchased for a period of 30 days immediately following a repurchase of securities (except pursuant to the exercise of warrants, share options or similar instruments requiring the company to issue securities which were outstanding prior to the repurchase) without the prior approval of the HKSE. In addition, a company shall not repurchase its shares on the HKSE if the purchase price is higher than 5% or more than the average closing market price for the five preceding trading days on which the shares in the company were traded on the HKSE. A company is also prohibited from making securities repurchases on the HKSE if the result of the repurchases would be that the number of the listed securities in public hands would fall below the relevant prescribed minimum percentage as required by the HKSE, which is currently 25% in the case of our company. A company shall procure that any broker appointed by it to effect the purchase of securities shall disclose to the HKSE such information with respect to purchases made on behalf of the company as the HKSE may request.

     3. Under the HKSE listing rules, any securities repurchase program is required to be suspended after a price sensitive development has occurred or has been the subject of directors' decision until the price-sensitive information is made publicly available. In particular, during the period of one month immediately preceding the earlier of
          (i) the date of the board meeting (as such date is first notified to the HKSE in accordance with the listing rules) for the approval of the company's results for any year, half-year, quarterly or any other interim period (whether or not required under the HKSE listing rules) and (ii) the deadline for the company to publish an announcement of its results for any year or half-year under the listing rules, or quarterly or any other interim period (whether or not required under the listing rules), and ending on the date of the results announcement, a company may not purchase its securities on the HKSE unless the circumstances are exceptional. In addition, the HKSE may prohibit repurchases of securities on the HKSE if a company has breached the listing rules.

     4. Repurchases of securities on the HKSE or otherwise must be reported to the HKSE in the prescribed form not later than 30 minutes before the earlier of the commencement of the morning trading session or any pre-opening session on the business day following any day on which the company makes a repurchase of shares (whether on the HKSE or otherwise). In addition, a company's annual report and accounts are required to disclose a monthly breakdown of securities repurchases made during the financial year under review, showing the number of securities repurchased each month (whether on the HKSE or otherwise), the purchase price per share or the highest and lowest prices paid for all such repurchases and the aggregate prices paid. The directors' report is also required to contain reference to the purchases made during the year and the directors' reasons for making such purchases.

     5. A company is prohibited from knowingly repurchasing securities on the HKSE from a "connected person" (as defined in the HKSE listing rules) and a connected person shall not knowingly sell securities in the company to that company on the HKSE.

     The Repurchase Mandate will expire at the earlier of:

     1. the conclusion of our next annual general meeting of shareholder (unless the Repurchase Mandate is renewed at that meeting);

     2. the expiry of the period within which we are required by law or our Articles of Association to hold our next annual general meeting of shareholders; or

     3. the variation or revocation of the Repurchase Mandate by an ordinary resolution of our shareholders in a general meeting.

     Repurchases of Ordinary Shares will only be made when our board believes that such a repurchase will benefit our company and our shareholders. Such repurchases may, depending on market conditions and funding arrangements at that time, lead to an enhancement of the net asset value of our company and/or our earnings per share. On the other hand, there may be a material adverse impact on the working capital or gearing position of our company in the event that the Repurchase Mandate is exercised in full. However, our board does not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of our company or on our gearing positions which in the opinion of our board are from time to time appropriate for our company.

     In repurchasing Ordinary Shares, we may only apply funds legally available for such purpose in accordance with our Memorandum and Articles of Association and the applicable laws and regulations of the Cayman Islands. We may not repurchase securities on the HKSE for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the HKSE from time to time.

     Our directors have undertaken to the HKSE that, so far as the same may be applicable, they will exercise the Repurchase Mandate only in accordance with the HKSE listing rules and the applicable laws and regulations of the Cayman Islands.

     If Proposals I and II are approved at the Meeting, our board of directors will have the authority to fix the number of shares to be repurchased, as well as the price and other terms of any repurchase, as determined by our board in its discretion from time to time as long as the Repurchase Mandate remains in effect.

     Our board believes that this Repurchase Mandate is customary for many HKSE-listed companies and would provide necessary flexibility to conduct our normal business activities. The Repurchase Mandate will only become effective if and when our Ordinary Shares are listed for trading on the HKSE.

                                     PART 6

                           SHARE SPLIT AND ADS PROGRAM

Introduction

     Currently, our Ordinary Shares are traded on Nasdaq. Between the date of our initial public offering in the U.S. in 2000 to December 31, 2004, our Ordinary Shares have traded on Nasdaq from a high of $26.00 to a low of $5.30. As of October 7, 2005, the closing price for our Ordinary Shares on Nasdaq was $14.95 per share. Shares on the HKSE typically trade well under $1.00 per share, however, and are traded in units of 500 to 1,000 shares (known as "board lots").

     After consultation with our financial and legal advisors, our board has concluded that a direct listing of our Ordinary Shares on the HKSE at current price levels would make the listing and related offering unattractive to investors in Asia. In addition, the board believes that the price of each board lot of Ordinary Shares may be significantly higher than most other companies listed on the HKSE, which could adversely affect the liquidity and trading price of the Ordinary Shares over the long-term.

     To address this issue, our board is proposing that we concurrently:

     1. adopt a 50 for 1 share split of all of our company's outstanding classes of shares; and

     2. implement an ADS program with respect to all Ordinary Shares quoted on Nasdaq, with each ADS representing 50 Ordinary Shares.

     ADSs are separately issued securities created by our company and a "depositary" which administers the ADSs. We have appointed The Bank of New York to serve as the depositary for our ADSs. Each ADS will represent an interest in 50 of our Ordinary Shares, which shares will be deposited with a custodian. After this proposal is implemented, our ADSs will be quoted on Nasdaq, instead of Ordinary Shares, and their value will be derived from the underlying Ordinary Shares deposited with the custodian.

     To illustrate the effect of this proposal:

     1. For holders of Ordinary Shares quoted on Nasdaq, if you currently own 100 Ordinary Shares, after the implementation of the share split and ADS program, you will have 100 ADSs traded on Nasdaq, representing an aggregate interest in 5,000 post-split Ordinary Shares.

          By way of further example, if the per Ordinary Share price on Nasdaq is $15.00 just before such implementation and there is no further change immediately thereafter in the valuation of our Ordinary Shares for whatever reason, then after giving effect to the share split, each Ordinary Share would represent 1/50th of that amount, or $0.30 per share, and each ADS on Nasdaq would represent Ordinary Shares with a value of $15.00, based on the previous trading price of such shares ($0.30 x 50). There can be no assurance, however, that the trading price of the ADSs on Nasdaq will be equivalent to the price of the Ordinary Shares prior to the share split and ADS program.

     2. For investors on the HKSE (assuming the listing is completed), they will acquire Ordinary Shares following the share split, which is designed to lower the value of each Ordinary Share so that it is within the normal commercial range for shares traded on the HKSE.

How the Share Split and ADS Program will be Implemented

     In summary, the steps for implementing the share split and ADS program are as follows:

     1. After the close of trading on the date designated by our board, our Ordinary Shares will cease trading on Nasdaq.
     2.   Upon the cessation of trading, the share split will become effective.
     3.   On the next trading day on Nasdaq, our ADSs will commence trading.

     Our board currently intends to effect the cessation of trading and split of Ordinary Shares on November 25, 2005, and the commencement of trading of ADSs on Nasdaq on November 28, 2005. It is expected that these dates will be before we are approved for trading on the HKSE. This means that the share split and ADS program will be implemented even if the HKSE listing never occurs. We will publicly announce any changes to the foregoing dates.

     If Proposals I and II are approved by shareholders at the Meeting, the share split and ADS program described in this section will become effective as to every holder of Ordinary Shares without any further action by any holder. If you wish to hold Ordinary Shares instead of ADSs, you will need to subsequently withdraw your Ordinary Shares from the ADS program, as described below under "Description of ADSs--Deposits and Withdrawals." Any withdrawals of Ordinary Shares from the ADS program prior to January 31, 2006 may be made without the payment of fees to the depositary.

     If you hold physical certificate(s) for Ordinary Shares, you will be asked in a separate notice to shareholders to deliver them to The Bank of New York for further handling.

     You will be notified when the implementation of the share split and ADS program are completed.

Description of Share Split

     At the time the share split is implemented, Article 6 of our Memorandum of Association will be amended to read, as follows:

     6. The authorized share capital of the Company is US$100,000 divided into 4,750,000,000 Ordinary Shares with nominal or par value of US$0.00002. 250,000,000 Preference Shares with nominal or par value of US$0.00002 each and the Company shall have the power from time to time to divide the original or any increased capital into classes and to attach thereto any preferential, deferred, qualified or other special rights, privileges, restrictions or conditions.

American Depositary Receipts

     The Bank of New York will issue the American Depositary receipts ("ADRs"). Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Each ADS will represent ownership interests in 50 Ordinary Shares or the right to receive 50 Ordinary Shares which we will deposit with the Hong Kong office of The Hong Kong and Shanghai Banking Corporation Limited, or HSBC, as custodian, in Hong Kong. Each ADS will also represent securities, cash or other property deposited with The Bank of New York but not distributed to ADR holders. The Bank of New York's office is located at 101 Barclay Street, New York, NY 10286. HSBC's office is located at 1 Queen's Road Central, Hong Kong, China.

     You may hold ADRs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

     As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. Because The Bank of New York will actually hold the shares, you must rely on it to exercise the rights of a shareholder. The obligations of The Bank of New York are set out in an agreement among us, The Bank of New York and you, as an ADR holder. The deposit agreement and the ADRs are generally governed by New York law.

     The following is a summary of the material terms of the deposit agreement. This summary may not contain all the information that may be important to you. For more complete information, you should read the form of entire deposit agreement and the form of ADR, which is attached to this proxy statement as Exhibit D and incorporated herein by reference. The foregoing discussion is qualified in its entirety by reference to the complete text of the deposit agreement and the form of ADR. You are urged to review such documents carefully and in their entirety.

Share Dividends and Other Distributions

     How will you receive dividends and other distributions on the shares?

     The Bank of New York has agreed to pay to you the cash dividends or other distributions it receives on Ordinary Shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Ordinary Shares your ADRs represent.

     . Cash. The Bank of New York will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If such conversion or distribution can be effected only with the approval or license of any government or agency thereof, The Bank of New York shall file such application for approval or license, if any, that it considers desirable. If that is not possible or if any approval from the Hong Kong government is needed and cannot be obtained, the deposit agreement allows The Bank of New York to distribute the Hong Kong dollars only to those ADR holders to whom it is possible to do so. It will hold the Hong Kong dollars it cannot convert for the account of the ADR holders who have not been paid. It will not invest the Hong Kong dollars and it will not be liable for any interest.

          Before making a distribution, any withholding taxes that must be paid under Hong Kong law will be deducted. The Bank of New York will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert the Hong Kong dollars, you may lose some or all of the value of the distribution.

     . Shares. The Bank of New York may, or upon request shall, distribute new ADRs representing any shares we distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. The Bank of New York will only distribute whole ADRs. It will sell shares which would require it to issue a fractional ADR and distribute the net proceeds in the same way as it does with cash. If The Bank of New York does not distribute additional ADRs, each ADR will also represent the new shares.

     . Rights to receive additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, The Bank of New York may, after consultation with us, make these rights available to you. We must first instruct The Bank of New York to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, and The Bank of New York decides it is practical to sell the rights, The Bank of New York will sell the rights and distribute the proceeds in the same way as it does with cash. The Bank of

          New York may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

          If The Bank of New York makes rights available to you, upon your instruction it will exercise the rights and purchase the shares on your behalf, The Bank of New York will then depose the shares and issue ADRs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

          U.S. securities laws may restrict the sale, deposit, cancellation, and transfer of the ADSs issued after exercise of rights. For example, you may not be able to trade the ADSs freely in the United States. In this case, The Bank of New York may issue the ADRs under a separate restricted deposit agreement which will contain the same provisions as the deposit agreement, except for changes needed to put the restrictions in place.

     . Other Distributions. The Bank of New York will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADRs will also represent the newly distributed property. However, The Bank of New York is not required to distribute any securities (other than ADRs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

     The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADRs, shares, rights or other securities under the U.S. Securities Act of 1933, as amended. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

     How does the Depositary issue ADRs?

     When the ADR program is initially implemented, we will cause ADRs to be automatically issued with respect to all outstanding Ordinary Shares, without any further action by any holder of those shares and without the payment of any fees to the The Bank of New York. Thereafter, The Bank of New York will issue ADRs if you or your broker deposits shares or evidence of rights to receive shares with HSBC. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will register the appropriate number of ADRs in the names you request and will deliver the ADRs at its office to the persons you request

     How  do ADR holders cancel an ADR and obtain Ordinary Shares?

     You may turn in your ADRs at The Bank of New York's office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver

     .    the underlying Ordinary Shares to an account designated by you and

     . any other deposited securities underlying the ADR at the office of HSBC. Or, at your request, risk and expense, The Bank of New York will deliver the deposited securities at its office.

Voting Rights

     How do you vote?

     You may instruct The Bank of New York to vote the shares underlying your ADSs but only if we ask The Bank of New York to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

     If we ask for your instructions, we will give The Bank of New York notice of such meeting not less than 30 days prior to the meeting date and The Bank of New York will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will

     .    describe the matters to be voted on and

     . explain how you, on a certain date, may instruct The Bank of New York to vote the shares or other deposited securities underlying your ADRs as you direct. For instructions to be valid, The Bank of New York must receive them on or before the date specified. The Bank of New York will try, as far as practical, subject to Hong Kong law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the shares or other deposited securities as you instruct. If The Bank of New York does not receive your valid instruction, they will deem that you have instructed them to give a discretionary proxy to a person designated by us to vote such deposited securities, except in the case of any proposed action that would, under our memorandum and articles of association, entitle the holders of shares to vote as a separate group and we notify the depository in writing of that fact.

     We cannot assure you that you will receive the voting materials in time to ensure that you can instruct The Bank of New York to vote your shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

Fees and Expenses

ADR holders must pay:              For:
---------------------------------  ---------------------------------------------
US$5.00 (or less) per 100 ADRs     .   Each issuance of an ADR, including as a
                                       result of a distribution of shares or
                                       rights or other property

                                   . Each cancellation of an ADR, including if the deposit agreement terminates

                                   .   Each distribution of securities, other
                                       than shares or ADSs, treating the
                                       securities as if they were shares for
                                       purpose of calculating fees

US$.02 (or less) per ADR           .   Any cash distribution except for
                                       distribution of cash dividends

Registration or transfer fees      .   Transfer and registration of shares on
                                       the share register of our transfer agent and registrar in Hong Kong from your name to the name of The Bank of New York or its agent when you deposit or withdraw shares

Expenses of The Bank of New York   .   Conversion of Hong Kong dollars to U.S.
                                       dollars

Expenses of The Bank of New York   .   Cable, telex and facsimile transmission
                                       expenses, if the expenses are expressly
                                       provided in the deposit agreement

Taxes and other governmental       .   As necessary
charges The Bank of New York or
HSBC have to pay on any ADR or
share underlying an ADR, for
example, stock transfer taxes,
stamp duty or withholding taxes

Payment of Taxes

     You will be responsible for any taxes or other governmental charges payable on your ADRs or on the deposited securities underlying your ADRs. The Bank of New York may refuse to transfer your ADRs or allow you to withdraw the deposited securities underlying your ADRs until such taxes of other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADRs to pay any taxes owed and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADRs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

                Reclassifications, Recapitalizations and Mergers

If we:                                 Then:
------------------------------------   -----------------------------------------
..    Change the nominal or par value   The cash, shares or other securities
     of our shares                     received by The Bank of New York will
                                       become deposited securities. Each ADR
..    Reclassify, split up or           will automatically represent its equal
     consolidate any of the            share of the new deposited securities.
     deposited securities

..    Distribute securities on the      The Bank of New York may, and will if we
     shares that are not distributed   ask them to, distribute some or all of
     to you                            the cash, shares or other securities it
                                       received. It may also issue new ADRs or
..    Recapitalize, reorganize,         ask you to surrender your outstanding
     merge, liquidate, sell all or     ADRs in exchange for new ADRs identifying
     substantially all of our          the new deposited securities.
     assets, or take any similar
     action

Amendment and Termination

     How may the deposit agreement be amended?

     We may agree with The Bank of New York to amend the deposit agreement and the ADRs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or certain expenses of The Bank of New York, or prejudices an important right of ADR holders, it will only become effective 30 days after The Bank of New York notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADS, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

     How may the deposit agreement be terminated?

     The Bank of New York will terminate the deposit agreement if we ask it to do so. The Bank of New York may also terminate the deposit agreement if The Bank of New York has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In both cases, The Bank of New York must notify you at least 60 days before termination.

     After termination, The Bank of New York and its agents will be required to do only the following under the deposit agreement:

     (1)  collect distributions on the deposited securities and

     (2) deliver shares and other deposited securities upon cancellation of ADRs.

     One year after termination, The Bank of New York will, if practical, sell any remaining deposited securities by public or private sale. After that, The Bank of New York will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The Bank of New York's only obligations will be to account for the money and other cash and with respect to indemnification. After termination our only obligations will be with respect to indemnification and to pay certain amounts to The Bank of New York.

Limitations on Obligations and Liability to ADR Holders

     Limits on our Obligations and the Obligations of the Depositary, Limits on Liability to Holders of ADRs

     The deposit agreement expressly limits our obligations and the obligations of The Bank of New York. It also limits our liability and the liability of The Bank of New York. We and The Bank of New York:

     . are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

     . are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

     . are not liable if either of us exercises discretion permitted under the deposit agreement;

     . have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other party;

     . may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

     In the deposit agreement, we and The Bank of New York agree to indemnify each other under certain circumstances.

     Requirements for Depositary Actions

     Before The Bank of New York will issue or register transfer of an ADR, make a distribution on an ADR, or permit withdrawal of shares, The Bank of New York may require:

     . payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

     . production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

     . compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

     The Bank of New York may refuse to deliver, transfer, or register transfers of ADRs generally when the transfer books of The Bank of New York or our transfer agent and registrar in Hong Kong are closed or at any time if The Bank of New York thinks it advisable to do so.

     Your Right to Receive the Ordinary Shares Underlying your ADRs

     You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

     . when temporary delays arise because the Bank of New York has closed its transfer books in connection with voting at a shareholders' meeting or the payment of dividends;

     . when you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

     . when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

     This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-Release of ADRs

     In certain circumstances, subject to the provisions of the deposit agreement, The Bank of New York may execute and deliver ADRs before deposit of the underlying shares. This is called a pre-release of the ADR. The Bank of New York may also deliver shares upon receipt and cancellation of pre-released ADRs (even if the ADRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to The Bank of New York. The Bank of New York may receive ADRs instead of shares to close out a pre-release. The Bank of New York may pre-release ADRs only under the following conditions:

     (1) before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer:

          .    owns the shares or ADRs to be deposited,

          . assigns all beneficial interest and title in the shares or ADRs to The Bank of New York in its capacity as depositary and for the benefit of the owners, and

          . will not take any action with respect to the shares or ADRs that is inconsistent with the transfer of beneficial ownership including disposing the shares or ADRs without the prior consent of The Bank of New York except for any action to satisfy the pre-release;

     (2) the pre-release must be fully collateralized with cash or other collateral that The Bank of New York considers appropriate; and

     (3) The Bank of New York must be able to close out the pre-release on not more than five business days' notice. The pre-release will be subject to indemnities and applicable credit regulations that The Bank of New York reasonably considers appropriate. In addition, The Bank of New York will limit the number of ADRs that may be outstanding at any time as a result of pre-release, although The Bank of New York may disregard the limit from time to time, if it thinks it is appropriate to do so.

                                      * * *

                          Required Vote; Recommendation

     The affirmative vote of the holders of a majority of the Ordinary Shares present in person (or in the case of a corporation, by its duly authorized representative) or represented by proxy and voting at the Meeting will be required to approve this Proposal II. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR PROPOSAL II.

                  THE BOARD RECOMMENDS A VOTE FOR PROPOSAL II.

     -----------------------------------------------------------------------
           Neither this proxy statement nor any other materials
           delivered to shareholders in connection with the Meeting
           and the approval and implementation of the proposals at
           the Meeting shall constitute an offer to sell or the
           solicitation of an offer to buy any securities.
     -----------------------------------------------------------------------

                                     GENERAL

     At the date of this Proxy Statement, our board of directors has no knowledge of any business which has been presented for consideration at the Meeting other than that described above.

     Present and former officers, directors and other employees of our company may solicit proxies by telephone, telecopy, telegram or mail, or by meetings with shareholders or their representatives. We will reimburse brokers, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy materials to beneficial owners. All expenses of solicitation of proxies will be borne by us.

By Order of the Board of Directors,


Sterling Du
Chief Executive Officer and Chairman of the Board

Dated: October 14, 2005

                                  Exhibit List

Exhibit A  Amended and Restated Articles of Association
Exhibit B  2005 Share Option Plan
Exhibit C  2005 Share Incentive Plan
Exhibit D  Form of Deposit Agreement

                                                                       Exhibit A

                        THE COMPANIES LAW (2004 REVISION)

                            COMPANY LIMITED BY SHARES

                  AMENDED AND RESTATED ARTICLES OF ASSOCIATION

                                       OF

                         O2 MICRO INTERNATIONAL LIMITED

          (adopted pursuant to a special resolution dated [_____] 2005)

1 In these Articles Table A in the Schedule to the Law does not apply and, unless there be something in the subject or context inconsistent therewith,

"Articles"                   means these Articles as originally framed or as
                             from time to time altered by Special Resolution.

                                                                                  App.3
"associate"                  has the meaning attributed to it in the rules of     4(1)
                             the Designated Stock Exchange.

"Auditors"                   means the persons for the time being performing the
                             duties of auditors of the Company.

"Board"                      means the board of Directors of the Company.

"Business Day"               means a day (other than a Saturday or Sunday) on
                             which banks are open for business in California, United States and the Cayman Islands.

"Company"                    means the above named O2Micro International
                             Limited.

"debenture"                  means debenture stock, mortgages, bonds and any
                             other such securities of the Company whether constituting a charge on the assets of the Company or not.

"Designated Stock Exchange"  means a stock exchange in respect of which the shares of the Company are listed or quoted and where such stock exchange deems such listing or quotation to be the primary listing or quotation of the shares of the Company.

"Directors"                  means the directors for the time being of the
                             Company.

"dividend"                   includes bonus.

"dollars" or "US$"           refers to the dollar currency of the United States
                             of America and references to cents or should be construed accordingly.

"Law" shall mean the Companies Law (2004 Revision) of the Cayman Islands as amended and every statutory modification or re enactment thereof for the time being in force.

"Ordinary Shares"            means the Ordinary Shares of nominal or par value
                             US$0.00002 each.

"Member"                     shall bear the meaning ascribed to it in the Law.

"month"                      means calendar month.

"Preference Shares"          means the Preference Shares of nominal or par value
                             US$0.00002 having the designations, powers, preferences, privileges, participating, optional or special rights, and the qualifications, limitations or restrictions thereof including, without limitation, dividend rights, voting rights, terms of redemption and liquidation preferences as the Directors shall in their sole discretion determine in accordance with these Articles.

"recognised clearing house"  shall have the meaning ascribed thereto in Part I of Schedule I of the Securities and Futures
                             Ordinance of Hong Kong (Cap.571 of the Laws of Hong
                             Kong) and any amendments thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor.

"registered office"          means the registered office for the time being of
                             the Company.

"Seal" means the common seal of the Company and includes every duplicate seal.

"Secretary"                  includes an Assistant Secretary and any person
                             appointed to perform the duties of Secretary of the Company.

"shares" shall be construed as a reference to shares of each class of share of the Company from time to time in issue and includes fractions of shares (except as otherwise provided herein).

"Special Resolution"         is a resolution which has been passed by a majority  App. 13B
                             of not less than three-fourths of votes cast by      1 and 3(1)
                             such Members as, being entitled so to do, vote in
                             person or, in the case of such Members as are
                             corporations, by their respective duly authorised
                             representative or, where proxies are allowed, by
                             proxy at a general meeting of which not less than
                             twenty-one (21) clear days' notice, specifying

                             (without prejudice to the power contained in these Articles to amend the same) the intention to propose the resolution as a special resolution, has been duly given. Provided that, except in the case of an annual general meeting, if it is so agreed by a majority in number of the Members having the right to attend and vote at any such meeting, being a majority together holding not less than ninety-five (95) per cent. in nominal value of the shares giving that right and in the case of an annual general meeting, if it is so agreed by all Members entitled to attend and vote thereat, a resolution may be proposed and passed as a special resolution at a meeting of which less than twenty-one (21) clear days' notice has been given;

                             a special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of these Articles or the Statutes.

"written" and "in writing"   include all modes of representing or reproducing
                             words in visible form.

     Words importing the singular shall include the plural and vice versa.


     Words importing either gender shall include the other gender and the neuter.


     Words importing persons shall include corporations.


     References to "general meetings" in these Articles shall include annual general meetings and extraordinary general meetings.

2 The business of the Company may be commenced as soon after incorporation as the Directors shall see fit, notwithstanding that part only of the shares may have been allotted.

3 The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company including the expenses of registration.

                                 ISSUE OF SHARES

4    At the date of adoption of these Articles of Association the Company is      App. 3
     authorised to issue 4,750,000,000 Ordinary Shares with nominal or par value  9 of US$0.00002 each 250,000,000 Preference Shares of nominal or par value of
     US$0.00002 each.

5 Subject as herein provided and subject to any special terms of issue imposed in accordance with Article 6, the shares shall rank equally and in accordance with these Articles.

6 All shares in the Company for the time being unallotted and unissued shall be under the control of the Directors who may (subject to Article 8) allot, issue, grant options over or otherwise dispose of shares of the Company with or without preferred, deferred or other special rights or restrictions whether in regard to dividend, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper.

7 The Company shall maintain a register of its Members and every person whose name is entered as a Member in the register of Members shall be entitled without payment to receive within two months after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide) one certificate for all his shares or several certificates each for one or more of his shares upon payment of fifty cents (US$0.50) for every certificate after the first or such less sum as the Directors shall from time to time determine provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue more than one certificate and delivery of a certificate for a share to one of the several joint holders shall be sufficient delivery to all such holders.

                                  SHARE RIGHTS

8.1  Subject to the provisions of the Law, the Memorandum and Articles of         App.3
     Association of the Company and to any special rights conferred on the        6(1)
     holders of any shares or class of shares, any share in the Company (whether forming part of the present capital or not) may be issued with or have attached thereto such rights or restrictions whether in regard to dividend, voting, return of capital or otherwise as the Company may by ordinary resolution determine or, if there has not been any such determination or so far as the same shall not make specific provision, as the Board may determine.

8.2 Subject to the provisions of the Law, the Memorandum and Articles of Association of the Company, the rules of any Designated Stock Exchange, and to any special rights conferred on the holders of any shares or attaching to any class of shares, shares may be issued or converted into shares that, at a determinable date, or on the terms that they may be, or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.

8.3  Where the Company purchases for redemption a redeemable share, purchases     App.3
     not made through the market or by tender shall be limited to a maximum       8(1)
     price as may from time to time be determined by the Company in general       8(2)
     meeting, either generally or with regard to specific purchases. If purchases of redeemable shares are by tender, tenders shall be available to all Members alike.


                             MODIFICATION OF RIGHTS

9    If at any time the share capital of the Company is divided into different    App.3
     classes of shares, all or any of the rights attached to any class of shares  6(1)
     for the time being issued (unless otherwise provided for in the terms of
     issue of the shares of that class) may, subject to the provisions of the     App. 13B
     Law, be varied or abrogated with the consent in writing of the holders of    2(1)
     not less than three fourths in nominal value of the issued shares of that
     class or with the sanction of a Special Resolution passed at                 App.3

     a separate meeting of the holders of shares of that class. To every such     6(2)
     separate meeting all the provisions of these Articles relating to general meetings shall mutatis mutandis apply, but so that the quorum for the purposes of any such separate meeting and of any adjournment thereof shall be a person or persons together holding (or representing by proxy) at the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, and that any holder of shares of the class present in person (or in the case of a corporation, by its duly authorized representative) or by proxy may demand a poll.

10 The special rights conferred upon the holders of shares of any class shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith or in priority thereto.

                       REDEMPTION AND REPURCHASE OF SHARES

11 Subject to the Law and to any rights conferred on the holders of any class of shares, the Company shall have the power to (a) purchase or otherwise acquire all or any of its own shares (which expression as used in this Article includes redeemable shares), (b) purchase or otherwise acquire warrants for the subscription or purchase of its own shares and shares and warrants for the subscription or purchase of any shares in any company which is its holding company and (c) give, directly or indirectly, by means of a loan, a guarantee, a gift, an indemnity, the provision of security or otherwise howsoever, financial assistance for the purpose of or in connection with a purchase or other acquisition made or to be made by any person of any shares or warrants in the Company or any company which is a holding company of the Company. The Company may pay for such shares or warrants in any manner authorised or not prohibited by law, including out of capital. Should the Company purchase or otherwise acquire its own shares or warrants, neither the Company nor the Board shall be required to select the shares or warrants to be purchased or otherwise acquired rateably or in any other manner as between the holders of shares or warrants of the same class or as between them and the holders of shares or warrants of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares. Any such purchase or other acquisition or financial assistance shall only be made in accordance with any relevant code, rules or regulations issued by the Designated Stock Exchange from time to time in force for so long as the shares of the Company are listed on such Exchange.

12 The purchase or redemption of any share shall not be deemed to give rise to the purchase or redemption of any other share.

13 The holder of the shares being purchased, surrendered or redeemed shall be bound to deliver up to the Company at its registered office or such other place as the Board shall specify the certificate(s) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies in respect thereof.

                          COMMISSION ON SALE OF SHARES

14 The Company may in so far as the Law from time to time permits pay a commission to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any shares of the Company. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid up shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.


                            NON RECOGNITION OF TRUSTS


15 No person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future, or partial interest in any share, or any interest in any fractional part of a share, or (except only as is otherwise provided by these Articles or the Law) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.


                          DISCLOSURE OF SHARE INTEREST


15A No action shall be taken to freeze or otherwise impair any of the rights attaching to any shares by reason only that the person or persons who are interested directly or indirectly therein have failed to disclose their interest to the Company.


                   REGISTER OF MEMBERS AND SHARE CERTIFICATES

16   The Company shall, in accordance with the Law and the rules of the           App. 13B
     Designated Stock Exchange, cause to be kept in one or more books a register  3(2)
     of Members, and there shall be entered therein the particulars of the members and the shares issued to each of them and other particulars required under the Law and the rules of the Designated Stock Exchange.

17 The register(s) of Members shall during normal business hours (subject to such reasonable restrictions as the Directors may impose) be open to inspection by any member of the Company without charge and by any other person on payment of such fee as may from time to time be permitted under the rules of the Designated Stock Exchange. The register may be closed at such times and for such periods as the Board may from time to time determine, either generally or in respect of any class of shares, provided that the register shall not be closed for more than 30 days in any year (or such longer period as the members may by ordinary resolution determine provided that such period shall not be extended beyond 60 days in any year).

18   Every person whose name is entered as a member in the register shall be      App.3
     entitled without payment to receive, within 60 days, after allotment or      1(1)
     lodgment of transfer (or within such other period as the conditions of issue shall provide), one certificate for all his shares of each class or, upon payment of such reasonable fee as the Board shall prescribe, such number of certificates for shares held as that person may request, provided that in respect of a share or shares held jointly by several persons the
     Company shall not be bound to issue a certificate or certificates to each such person,

     and the issue and delivery of a certificate or certificates to one of several joint holders shall be sufficient delivery to all such holders.

19   Every certificate for shares or debentures or representing any other form    App. 3
     of security of the Company shall be issued under the seal of the Company,    2(1)
     which shall only be affixed with the authority of the Board.

20 Every share certificate shall specify the number of shares in respect of which it is issued and the amount paid thereon or the fact that they are fully paid, as the case may be, and may otherwise be in such form as the Board may from time to time prescribe.

21   The Company shall not be bound to register more than four persons as joint   App. 3
     holders of any share. If any share shall stand in the names of two or more   1(3)
     persons, the person first named in the register shall be deemed the sole holder thereof as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company, except the transfer of the share.

22   If a share certificate is defaced, lost or destroyed, it may be replaced on  App. 3
     payment of such reasonable fee, if any, as the Board may from time to time   2(2)
     prescribe and on such terms and conditions, if any, as to publication of notices, evidence and indemnity, as the Board thinks fit and where it is defaced or worn out, after delivery up of the old certificate to the
     Company for cancellation, provided always that where share warrants have been issued, no new share warrant shall be issued to replace one that has been lost unless the Directors are satisfied beyond reasonable doubt that
     the original has been destroyed. The fee or fees shall not exceed the        App.3
     maximum fees prescribed by applicable law, rules or regulations.             1(1)


                               TRANSFER OF SHARES

23   All transfers of shares may be effected by an instrument of transfer in the  App. 3
     usual common form or in such other form as the Board may approve. All        1(2)
     instruments of transfer must be left at the registered office of the
     Company or at such other place as the Board may appoint and all such instruments of transfer shall be retained by the Company.

24   The instrument of transfer shall be executed by or on behalf of the transferor and by or on behalf of the transferee PROVIDED that the Board may dispense with the execution of the instrument of transfer by the transferee in any case which it thinks fit in its discretion to do so. The instrument of transfer of any share shall be in writing and shall be executed with a manual signature or facsimile signature (which may be machine imprinted or otherwise) by or on behalf of the transferor and transferee PROVIDED that in the case of execution by facsimile signature by or on behalf of a transferor or transferee, the Board shall have previously been provided with a list of specimen signatures of the authorised signatories of such transferor or transferee and the Board shall be reasonably satisfied that such facsimile signature corresponds to one of
     those specimen signatures. The transferor shall be deemed to remain the      App.3

     holder of a share until the name of the transferee is entered in the         1(1)
     register in respect thereof.

25 The Board may, in its absolute discretion, and without assigning any reason, refuse to register a transfer of any share which is not fully paid up or on which the Company has a lien. The Board may also decline to register any transfer of any shares unless:

     (a) the instrument of transfer is lodged with the Company accompanied by the certificate for the shares to which it relates (which shall upon registration of the transfer be cancelled) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer and/or with regard to whether or not the transfer would result in any contravention of the restrictions (if any) on the holding of shares imposed by the Board;

     (b)  the instrument of transfer is in respect of only one class of shares;


     (c) the instrument of transfer is properly stamped (in circumstances where stamping is required);

     (d)  in the case of a transfer to joint holders, the number of joint         App. 3
          holders to which the share is to be transferred does not exceed four;   1(3)

     (e)  the shares concerned are free of any lien in favour of the Company;
          and

     (f)  a fee of such maximum amount as the Designated Stock Exchange may from  App. 3
          time to time determine to be payable (or such lesser sum as the Board   1(1)
          may from time to time require) is paid to the Company in respect thereof.

26 If the Board shall refuse to register a transfer of any share, it shall, within two months after the date on which the transfer was lodged with the Company, send to each of the transferor and the transferee notice of such refusal.

27 No transfer shall be made to an infant or to a person in respect of whom an order has been made by an competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs or under other legal disability.

28 Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued without charge to the transferee in respect of the shares transferred to him, and if any of the shares included in the certificate so given up shall be retained by the transferor, a new certificate in respect thereof shall be issued to him without charge. The Company shall also retain the instrument(s) of transfer.

29 The registration of transfers may be suspended and the register closed at such times for such periods as the Board may from time to time determine, provided always that such registration shall not be suspended or the register closed for more than 30 days in any year (or such longer period as the members may by ordinary resolution determine provided that such period shall not be extended beyond 60 days in any year).

                          COMPULSORY TRANSFER OF SHARES

30 The Board shall have power to impose such restrictions as it may think necessary for the purpose of ensuring that no shares are held by:

     (a) any person in breach of the law or requirements of any country or governmental authority; or

     (b) any person or persons in circumstances (whether directly or indirectly affecting such person or persons and whether taken alone or in conjunction with any other persons, connected or not, or any other circumstances appearing to the Board to be relevant) which in the opinion of the Board might result in the Company incurring any liability to taxation or suffering any other pecuniary disadvantage which the Company might not otherwise have incurred or suffered.

31 If it shall come to the notice of the Board that any shares are owned directly or beneficially by any person in contravention of any such restrictions as are referred to in Article 30, the Board may give notice to such person requiring him to transfer such shares to a person who would not thereby be in contravention of any such restrictions as aforesaid. If any person upon whom such a notice is served pursuant to this paragraph does not within thirty days after such notice transfer such shares as aforesaid or establish to the satisfaction of the Board (whose judgment shall be final and binding) that such shares are not held in contravention of any such restrictions he shall be deemed upon the expiration of such period of thirty days to have given an instrument of transfer in respect of all his shares the subject of such notice and the Directors shall be entitled to sell such shares at the best price reasonably obtainable from any other person and to appoint any person to sign on his behalf such documents as may be required for the purposes of the sale and transfer. Upon the Directors resolving to sell the shares of a member pursuant to this Article, the member shall be bound forthwith to deliver to the Company or its authorised agents the certificate(s) for such shares.

32 Payment of the purchase moneys payable on a purchase under this Article will be made in dollars and will be deposited by the Company with or to the order of a third party bank in the name of the Company for payment to any such person. Upon the deposit of such purchase moneys as aforesaid such person shall have no further interest in such shares or any of them or any claim against the Company in respect thereof except the right to receive the moneys so deposited (without interest).

33 The Company may, if required to do so by law or by any authority or by the Designated Exchange, make available to such authority or to the Designated Exchange such evidence or information which may have been furnished to or which may come into the possession of the Company as regards the identity of a holder of shares and/or the qualification of such a holder to hold or to continue to hold such shares and the Company shall not be liable to such holder for any loss occasioned by reason of such disclosure.


                             TRANSMISSION OF SHARES

34 In the case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share solely or jointly held by him.

35 Any person becoming entitled to a share in consequence of the death or bankruptcy or winding-up of a member may, upon such evidence as to his title being produced as may from time to time be required by the Board and subject as hereinafter provided, either be registered himself as holder of the share or elect to have some other person nominated by him registered as the transferee thereof.

36 If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered he shall testify his election by executing in favour of his nominee a transfer of such share. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy or winding-up of the member had not occurred and the notice or transfer were a transfer executed by such member.

37 A person becoming entitled to a share by reason of the death or bankruptcy or winding-up of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share. However, the Board may, if it thinks fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have effectually transferred such share, but, subject to the requirements of these Articles being met, such a person may vote at meetings.

                                      LIEN

38   The Company shall have a first and paramount lien on every share (not being  App.3
     a fully paid up share) for all moneys, whether presently payable or not,     1(2)
     called or payable at a fixed time in respect of such share; and the Company shall also have a first and paramount lien and charge on all shares (other than fully paid up shares) standing registered in the name of a member
     (whether solely or jointly with others) for all the debts and liabilities of such member or his estate to the Company and whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person other than such member, and whether the period for the payment or discharge of the same shall have actually arrived or not, and

     notwithstanding that the same are joint debts or liabilities of such member or his estate and any other person, whether such person is a member of the Company or not.

39 The Company's lien (if any) on a share shall extend to all dividends and bonuses declared in respect thereof. The Board may resolve that any share shall for some specified period be exempt wholly or partially from the provisions of this Article.

40 The Company may sell in such manner as the Board thinks fit any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, nor until the expiration of 14 days after a notice in writing, stating and demanding payment of the sum presently payable or specifying the liability or engagement and demanding fulfilment or discharge thereof and giving notice of intention to sell in default, shall have been given to the registered holder for the time being of the shares or the person, of which the Company has notice, entitled to the shares by reason of such holder's death, mental disorder or bankruptcy.

41 The net proceeds of such sale by the Company after the payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debt or liability or engagement in respect whereof the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale and upon surrender, if required by the Company, for cancellation of the certificate for the share sold) be paid to the holder immediately before such sale of the share. For giving effect to any such sale, the Board may authorise any person to transfer the shares sold to the purchaser thereof and may enter the purchaser's name in the register as holder of the shares, and the purchaser shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

                                 CALLS ON SHARES

42 The Board may from time to time make such calls as it may think fit upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal amount of the shares or by way of premium or otherwise) and not by the conditions of allotment thereof made payable at fixed times. A call may be made payable either in one sum or by instalments. A call may be revoked or postponed as the Board may determine.

43 At least 14 days' notice of any call shall be given to each member specifying the time and place of payment and to whom such payment shall be made.

44 Every member upon whom a call is made shall pay the amount of every call so made on him to the person and at the time or times and place or places as the Board shall specify. A person upon whom a call is made shall remain liable on such call notwithstanding the subsequent transfer of the shares in respect of which the call was made.

45 The joint holders of a share shall be severally as well as jointly liable for the payment of all calls and instalments due in respect of such share or other moneys due in respect thereof.

46 The Board may from time to time at its discretion extend the time fixed for any call, but no member shall be entitled to any such extension as a matter of grace and favour.

47 If the sum or any instalment payable in respect of any call is unpaid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate not exceeding 15 per cent. per annum as the Board shall determine from the day appointed for the payment thereof to the time of actual payment, but the Board may waive payment of such interest wholly or in part.

48   No member shall be entitled to receive any dividend or bonus or to be        App.3
     present and vote (save as proxy for another member) at any general meeting,  3(1)
     either personally or by proxy, or be reckoned in a quorum, or to exercise any other privilege as a member until all sums or instalments due from him to the Company in respect of any call, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid. No amount paid up in advance of calls on any share shall for this purpose be treated as paid up on the share.

49 At the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the member sued is entered in the register as the holder, or one of the holders, of the shares in respect of which such debt accrued; that the resolution making the call is duly recorded in the minute book; and that notice of such call was duly given to the member sued, in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matters whatsoever, and the proof of the matters aforesaid shall be conclusive evidence of the debt.

50 Any sum which by the terms of allotment of a share is made payable upon allotment or at any fixed date, whether on account of the nominal value of the share and/or by way of premium or otherwise, shall for all purposes of these Articles be deemed to be a call duly made and payable on the date fixed for payment, and in case of non payment, all the relevant provisions of these Articles as to payment of interest and expenses, liabilities of joint holders, forfeiture and the like, shall apply as if such sum had become payable by virtue of a call duly made and notified.

51 The Board may, if it thinks fit, receive from any member willing to advance the same, and either in money or money's worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and upon all or any of the moneys so advanced the Company may pay interest at such rate (if any) as the Board may decide. The Board may at any time repay the amount so advanced upon giving to such member not less than one month's notice in writing of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced. No such sum paid in advance of calls shall entitle the member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.


                              FORFEITURE OF SHARES

52 If a member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Board may, at any time during such time as any part thereof remains unpaid, without prejudice to the provisions of these Articles, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment.

53 The notice shall name a further day (not earlier than the expiration of 14 days from the date of service of the notice) on or before which, and the place where, the payment required by the notice is to be made, and shall state that in the event of non payment at or before the time and at the place appointed, the shares in respect of which the call was made or instalment is unpaid will be liable to be forfeited. The Board may accept a surrender of any share liable to be forfeited hereunder and in such case, references in these Articles to forfeiture shall include surrender.

54 If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends and bonuses declared in respect of the forfeited share, and not actually paid before the forfeiture.

55 Any share so forfeited shall be deemed to be the property of the Company, and may be re-allotted sold or otherwise disposed of on such terms and in such manner as the Board thinks fit and at any time before a re allotment, sale or disposition the forfeiture may be cancelled by the Board on such terms as it thinks fit.

56 A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, notwithstanding, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with (if the Board shall in its discretion so require) interest thereon from the date of forfeiture until payment at such rate not exceeding 15 per cent. per annum as the Board may prescribe, and the Board may enforce the payment thereof if it thinks fit, and without any deduction or allowance for the value of the shares forfeited, at the date of forfeiture. For the purposes of this Article any sum which, by the terms of issue of a share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that time has not yet arrived, be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

57 A statutory declaration in writing that the declarant is a Director or Secretary of the Company, and that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share on any re allotment, sale or disposition thereof and the Board may authorise any person to execute a letter of re allotment or transfer the share in favour of the person to whom the share is re allotted, sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the subscription or purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, re allotment, sale or other disposal of the share.

58 When any share shall have been forfeited, notice of the forfeiture shall be given to the member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the register. Notwithstanding the above, no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice as aforesaid.

59 Notwithstanding any such forfeiture as aforesaid, the Board may at any time, before any share so forfeited shall have been re-allotted, sold, or otherwise disposed of, permit the share forfeited to be redeemed upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the share, and upon such further terms (if any) as it thinks fit.

60 The forfeiture of a share shall not prejudice the right of the Company to any call already made or instalment payable thereon.

61 The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

           AMENDMENT OF MEMORANDUM OF ASSOCIATION, CHANGE OF LOCATION
                  OF REGISTERED OFFICE & ALTERATION OF CAPITAL

62   Subject to and in so far as permitted by the provisions of the Law and       App.13B
     subject to Article 9, the Company may from time to time by Special           1
     Resolution alter or amend its Memorandum of Association and may, without restricting the generality of the foregoing, by ordinary resolution:

     (a) increase the share capital by such sum to be divided into shares of such amount or without nominal or par value as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

     (b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares. On any consolidation of fully paid shares and division into shares of larger amount, the Board may settle any difficulty which may arise as it thinks expedient and in particular (but without prejudice to the generality of the foregoing) may as between the holders of shares to be consolidated determine which particular shares are to be consolidated into each consolidated share, and if it shall happen that any person shall become entitled to fractions of a consolidated share or shares, such fractions may be sold by some person appointed by the Board for that purpose and the person so appointed may transfer the shares so sold to the purchaser thereof and the validity of such transfer shall not be questioned, and so that the net proceeds of such sale (after deduction of the expenses of such sale) may either be distributed among the persons who would otherwise be entitled to a fraction or fractions of a consolidated share or shares rateably in accordance with their rights and interests or may be paid to the Company for the Company's benefit;

     (c) sub-divide its existing shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association or into shares without nominal or par value and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as the Company has power to attach to unissued or new shares;

     (d)  divide its shares into several classes and without prejudice to any     App.3
          rights previously conferred on the holders of existing shares attach    10(1)
          thereto respectively any preferential, deferred, qualified or special   10(2)
          rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Directors may determine provided always that where the Company issues shares which do not carry voting rights, the words "non-voting"
          shall appear in the designation of such shares and where the equity capital includes shares with different voting rights, the designation of each class of shares, other than those with the most favourable voting rights, must include the words "restricted voting" or "limited voting"; or

     (e) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

63 All new shares created hereunder shall, except as permitted by these Articles, be subject to the same provisions with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the shares in the original share capital.

64 Subject to the provisions of the Law, the Company may by Special Resolution change its name or alter its objects.

65 Subject to the provisions of the Law, the Company may by Special Resolution reduce its share capital and any capital redemption reserve fund.

66 Subject to the provisions of the Law, the Company may by resolution of the Directors change the location of its registered office.

                                BORROWING POWERS

67 The Board may from time to time at its discretion exercise all the powers of the Company to raise or borrow or to secure the payment of any sum or sums of money for the purposes of the Company and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof.

68 The Board may raise or secure the payment or repayment of such sum or sums in such manner and upon such terms and conditions in all respects as it thinks fit and, in particular, by the issue of debentures, debenture stock, bonds or other securities of the Company, whether outright or as collateral security for any debts, liability or obligations of the Company or of any third party.

69 Debentures, debenture stock, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

70 Any debentures, debenture stock, bonds or other securities may be issued at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

71 The Board shall cause a proper register to be kept, in accordance with the provisions of the Law, of all mortgages and charges specifically affecting the property of the Company and shall duly comply with the requirements of the Law in regard to the registration of mortgages and charges therein specified and otherwise.

72 If the Company issues debentures or debenture stock (whether as part of a series or as individual instruments) not transferable by delivery, the Board shall cause a proper register to be kept of the holders of such debentures.

73 Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the Members or otherwise, to obtain priority over such prior charge.

                                 GENERAL MEETING


74   The Company shall within one year of its incorporation and in each year of   App.13B
     its existence thereafter (within 15 months, or such longer period as the     3(3) and
     Designated Stock Exchange may authorise, after the date of the previous      4(2)
     annual general meeting) hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it.
     The annual general meeting shall be held at such time and place as the
     Directors shall appoint.


75   At these meetings the report of the Directors (if any) shall be presented.

76 The Directors may whenever they think fit, proceed to convene a general meeting of the Company

                           NOTICE OF GENERAL MEETINGS

77A  An annual general meeting and any extraordinary general meeting at which     App.13B
     the passing of a Special Resolution is to be considered shall be called by   3(1)
     not less than twenty-one (21) clear days' notice. All other extraordinary general meetings may be called by not less than fourteen (14) clear days'
     notice but a general meeting may be called by shorter notice, subject to the Law, if it is so agreed:

     (a) in the case of a meeting called as an annual general meeting, by all the Members entitled to attend and vote thereat; and

     (b) in the case of any other meeting, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent. (95%) in nominal value of the issued shares giving that right.


77B Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company PROVIDED that a general meeting of the Company shall, whether or not the notice specified in this Article has been given, be deemed to have been duly convened if it is so agreed either before or after the meeting by each person entitled to vote thereat who was not present in person (or in the case of a corporation, by its duly authorized representative) or by proxy by such person signing a written waiver of notice or a consent to the holding of the meeting or an approval of the minutes thereof. The waiver of notice, consent or approval need not specify either the business to be transacted or the purpose of any general meeting except that if action is taken or proposed to be taken in relation to the waiver of notice, consent or approval shall state the general nature of the proposal. All such waivers, consents and approvals shall be filed with the corporate records of the Company or referred to in the minutes of the Meeting. Attendance by a Member at a meeting shall also constitute a waiver of notice except when that person objects at the beginning of the meeting to the transaction of any business before the meeting is not lawfully called or convened. Such notice shall state the place, date, and hour of the meeting and (a) in the case of a general meeting other than an annual general meeting, the general nature of the business to be transacted, and no other business may be transacted, or (b) in the case of the annual general meeting, those matters which the Directors, at the time of the mailing of the notice, intends to present for action by the Members, and, subject to the provisions of Articles 90 and 91 hereof, any proper matter may be presented at the meeting for such action. The notice of any meeting at which Directors are to be elected shall include the names of nominees intended at the time of the notice to be presented by the Directors for election.

                         PROCEEDINGS AT GENERAL MEETINGS

78 No business shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business; the quorum shall be Members present in person (or in the case of a corporation, by its duly authorized representative) or by proxy holding a majority of shares carrying the right to vote. Members present in person (or in the case of a corporation, by its duly authorized representative) or by proxy at a meeting at which a quorum is present when the meeting proceeds to business may continue to do business until adjournment notwithstanding that a quorum ceases to exist provided any action taken is approved by at least a majority of the holders required to constitute a quorum.

79 If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other time or such other place as the directors may determine and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Members present shall be a quorum.

80 The Chairman, if any, of the Board shall preside as Chairman at every general meeting of the Company, or if there is no such Chairman, or if he shall not be present within fifteen minutes after the time appointed for the holding of the meeting, or is unwilling to act, the Directors present shall elect one of their number to be Chairman of the meeting.

81 If at any general meeting no Director is willing to act as Chairman or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the Members present shall choose one of their number to be Chairman of the meeting.

82 The Chairman may, with the consent of any general meeting duly constituted hereunder, and shall if so directed by the holders, present in person (or in the case of a corporation, by its duly authorized representative) or by proxy, of a majority of the shares held by Members present at that meeting in person (or in the case of a corporation, by its duly authorized representative) or by proxy, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned for more than forty five days or a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given as in the case of an original meeting; save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned general meeting.

83   At any general meeting a resolution put to the vote of the meeting shall be  App.13B
     decided on a show of hands unless a poll is, before or on the declaration    2(3)
     of the result of the show of hands, demanded by the Chairman or any other
     Member present in person (or in the case of a corporation, by its duly authorized representative) or by proxy.

84 At any general meeting at which directors are to be elected, a Member shall be entitled to cumulate votes (i.e., cast for any candidate a number of votes greater than the number of votes which such Member normally is entitled to cast) if the candidates' names have been placed in nomination prior to commencement of the voting and the Member has given notice prior to commencement of the voting of the Member's intention to cumulate votes. If any Member has given such notice, then every Member entitled to vote may cumulate votes for candidates in nomination either (i) by giving one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the Member's shares are normally entitled to, or (ii) by distributing Member's votes on the same principle among any or all of the candidates, as the Member thinks fit. The candidates receiving the highest number of affirmative votes, up to the number of directors to be elected, shall be elected; votes against any candidate and votes withheld shall have no legal effect.

85 Unless a poll be so demanded a declaration by the Chairman that a resolution has on a show of hands been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the Company's Minute Book containing the Minutes of the proceedings of the meeting shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

86   The demand for a poll may be withdrawn.

87 Except as provided in Article 81, if a poll is duly demanded it shall be taken in such manner as the Chairman directs and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

88 In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the general meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

89 A poll demanded on the election of a Chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the Chairman of the general meeting directs and any business other than that upon which a poll has been demanded or is contingent thereon may be proceeded with pending the taking of the poll.

90 At an annual general meeting of the Members, only such business shall be conducted as shall have been properly brought before the annual general meeting. To be properly brought before an annual general meeting, business must be specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Directors, otherwise properly brought before the annual general meeting by or at the direction of the Directors or otherwise properly brought before the annual general meeting by a Member. In addition to any other applicable requirements, for business to be properly brought before an annual general meeting by a Member, the Member must have given timely notice thereof in writing to the Secretary of the Company. To be timely, a Member's notice must be delivered to or mailed and received at the principal executive offices of the Company, not less than 45 days nor more than 75 days prior to the date on which the Company first mailed its proxy materials for the previous year's annual general meeting (or the date on which the Company mails its proxy materials for the current year if during the prior year the Company did not hold an annual general meeting or if the date of the annual general meeting was changed more than 30 days from the prior year). A Member's notice to the Secretary shall set forth as to each matter the Member proposes to bring before the annual general meeting (i) a brief description of the business desired to be brought before the annual general meeting and the reasons for conducting such business at the annual general meeting, (ii) the name and record address of the Member proposing such business, (iii) the class and number of shares of the Company which are beneficially owned by the Member, and
     (iv) any material interest of the Member in such business. Notwithstanding anything hereof to the contrary, no business shall be conducted at the annual meeting except in accordance with the procedures set forth in this
     Article 90, provided, however, that nothing in this Article 90 shall be deemed to preclude discussion by any Member of any business properly brought before the annual general meeting in accordance with said procedure. The Chairman of an annual general meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this Article 90, and if he should so determine he shall so declare to the meeting, and any such business not properly brought before the meeting shall not be transacted. Nothing in this Article 90 shall affect the right of a Member to request inclusion of a proposal in the Company's proxy statement to the extent that such right is provided by an applicable rule of the United States Securities and Exchange Commission.

91   In addition to any other applicable requirements, only persons who are nominated in accordance with the following procedures shall be eligible for election as Directors. Nominations of persons for election to the Board may be made at a general meeting of the Company by any nominating committee or person appointed by the Board or by any Member entitled to vote for the election of Directors at the meeting who complies with the notice procedures set forth in this Article 91. Such nominations, other than those made by or at the direction of the Board, shall be made pursuant to timely
     notice in writing to the Secretary of the Company. The minimum length of     App.3
     the period, during which such notice(s) are given, shall be at least seven   4(4)
     (7) days and that if the notices are submitted after the dispatch of the     App.3
     notice of the general meeting appointed for such election the period for     4(5)
     lodgment of such notice(s) shall commence on the day after the dispatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting. Such notice shall set forth (a) as to each person whom the Member proposes to nominate for election or re-election as a Director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of shares of the Company which are beneficially owned by the person, and (iv)
     any other information relating to the person that is required to be disclosed in solicitations for

     proxies for election of Directors pursuant to Rule 14a under the United States Securities Exchange Act of 1934, as amended; and (b) as to the Member giving the notice, (i) the name and record address of the Member, and (ii) the class and number of shares of the Company which are beneficially owned by the Member. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a Director of the Company. No person shall be eligible for election as a Director of the Company unless nominated in accordance with the procedures set forth herein. These provisions shall not apply to nomination of any persons entitled to be separately elected by holders of Preference Shares. The Chairman of the Meeting shall, if the facts warrant, determine and declare to such meeting that a nomination was not made in accordance with the foregoing procedure, and if he should so determine, he shall so declare to such meeting and the defective nomination shall be disregarded.


                                VOTES OF MEMBERS

92   Subject to any rights or restrictions for the time being attached to any     App.3
     class or classes of shares:                                                  6(1)

     (a) on a show of hands every Member who holds an Ordinary Share or a Preference Share who is present in person (or in the case of a corporation, by its duly authorized representative)or by proxy shall have one vote; and

     (b) on a poll every Member present in person (or in the case of a corporation, by its duly authorized representative) or by proxy shall be entitled to one vote in respect of each Ordinary Share or Preference Share held by him.

93 In the case of joint holders of record the vote of the senior who tenders a vote, whether in person (or in the case of a corporation, by its duly authorized representative) or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of Members.

94 A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis, or other person in the nature of a committee, receiver or curator bonis appointed by that court, and any such committee, receiver, curator bonis or other persons may vote by proxy.

95   No Member shall be entitled to vote at any general meeting unless he is      App.3
     registered as a shareholder of the Company on the record date for such       14
     meeting nor unless all calls or other sums presently payable by him in respect of shares in the Company have been paid. Where the Company has knowledge that any Member is, under the rules of the Designated Stock
     Exchange, required to abstain from voting on any particular resolution of the Company or restricted to voting only for or only against any particular resolution of the Company, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.

96 No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at such general meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman of the general meeting whose decision shall be final and conclusive.

97 On a poll or on a show of hands votes may be given either personally or by proxy.

                                  RECORD DATES

98 For purposes of determining the Members entitled to notice of any meeting or to vote thereat or entitled to give written consent without a meeting, the Board may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of any such meeting nor more than sixty days before any such action without a meeting, and in such event only shareholders of record on the date so fixed are entitled to notice and to vote or to give consents, as the case may be, notwithstanding the registration of any transfer of any shares.

99   If the Board does not so fix a record date:

     (a) the record date for determining Members entitled to notice of or to vote at any general meeting shall be at the close of business on the Business Day next preceding the Day on which notice is given or, if notice is waived, at the close of Business on the Business Day next preceding the day on which the meeting is held; and

     (b) the record date for determining Members entitled to give written consent without a meeting, (i) when no prior action by the Board has been taken, shall be the day on which the first written consent is given, or (ii) when prior action by the Board has been taken, shall be at the close of business on the day on which the Board adopts the resolution relating to that action, or the sixtieth day before the date of such other action, whichever is later.

100 For the purposes of determining the Members entitled to receive payment of any dividend or other distribution or allotment of any rights or the Members entitled to exercise any rights in respect of any other lawful action (other than as provided above), the Board may fix, in advance, a record date, which shall not be more than sixty days before any such action. In that case, only Members of record at the close of business on the date so fixed are entitled to receive the dividend, distribution or allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any shares on the books of the Company after the record date so fixed.

101 If the Board does not so fix a record date, then the record date for determining Members for any such purpose shall be at the close of business on the day on which the Board adopts the applicable resolution or the sixtieth (60th) day before the date of that action, whichever is later.

                                     PROXIES

102  Any Member entitled to attend and vote at a meeting of the Company shall be  App.13B
     entitled to appoint another person as his proxy to attend and vote instead   2(2)
     of him. A Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting. A proxy need not be a Member. In addition, a proxy or proxies representing either a Member who is an individual or a Member which is a corporation shall be entitled to exercise the same powers on behalf of the Member which he or they represent as such
     Member could exercise.

103A The instrument appointing a proxy shall be in writing and shall be executed  App.3
     under the hand of the appointor or of his attorney duly authorised in        11(2)
     writing, or, if the appointor is a corporation under the hand of an officer or attorney duly authorised in that behalf.

103B The instrument appointing a proxy shall be deposited at the registered office of the Company or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting, or adjourned meeting provided that the Chairman of the Meeting may at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited upon receipt of telex, cable or telecopy confirmation from the appointor that the instrument of proxy duly signed is in the course of transmission to the Company.

104  The instrument appointing a proxy may be in any usual or common form or in   App.3
     such other form as the Directors may approve (provided that this shall not   11(1)
     preclude the use of a two-way form) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked.
     An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll. A validly executed proxy which does not state that it is irrevocable shall continue in full force and effect unless (i) the person who executed the proxy revokes it prior to the time of voting by delivering a writing to the Company stating that the proxy is revoked or by executing a subsequent proxy and presenting it to the meeting or by voting in person at the meeting, or (ii) written notice of the death or incapacity of the maker of that proxy is received by the
     Company before the vote pursuant to which that proxy is counted; provided, however, that no proxy shall be valid after the expiration of eleven months from the date of the proxy, unless otherwise provided in the proxy.

105 A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at the registered office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

106  Any corporation which is a Member of record of the Company may in            App.13B
     accordance with its Articles or in the absence of such provision by          2(2)
     resolution of its Directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member of record of the Company.

107 Shares of its own stock belonging to the Company or held by it in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding shares at any given time.

108  If a recognised clearing house (or its nominee) is a Member of the Company   App.13B
     it may, by resolution of its directors or other governing body or by power   6
     of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any class of Members of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person so authorised pursuant to this provision shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee)
     could exercise if it were an individual Member of the Company holding the number and class of shares specified in such authorisation.

                             INSPECTORS OF ELECTION

109 Before any meeting of the Members, the Board may appoint an inspector or inspectors of election to act at the meeting or its adjournment. If no inspector of election is so appointed, then the chairman of the meeting may, and on the request of any Member or a Member's proxy shall, appoint an inspector or inspectors of election to act at the meeting. The number of inspectors shall be either one (1) or three (3). If inspectors are appointed at a meeting pursuant to the request of one (1) or more Members or their proxies, then the holders of a majority of shares or their proxies present at the meeting shall determine whether one (1) or three (3) inspectors are to be appointed. If any person appointed as inspector fails to appear or fails or refuses to act, then the chairman of the meeting may, and upon the request of any Member or a Member's proxy shall, appoint a person to fill that vacancy.

     Such inspectors shall:

     (a) determine the number of shares in issue and the voting power of each, the number of shares represented at the meeting, the existence of a quorum, and the authenticity, validity, and effect of proxies;

     (b)  receive votes, ballots or consents;

     (c) hear and determine all challenges and questions in any way arising in connection with the right to vote;

     (d)  count and tabulate all votes or consents;

     (e)  determine when the polls shall close;

     (f)  determine the result; and

     (g) do any other acts that may be proper to conduct the election or vote impartially.

                                    DIRECTORS

110 There shall be a Board consisting of not less than five or more than nine persons (exclusive of alternate Directors) PROVIDED HOWEVER that the Company may from time to time by resolution passed by the holders of a majority of shares of the Company entitled to vote increase or reduce the limits in the number of Directors. The first Directors of the Company shall be determined in writing by, or appointed by a resolution of, the subscribers of the Memorandum of Association.

111 At the first annual general meeting of the Company after becoming eligible to have a classified Board, the Company shall divide its Board into three classes, designated Class I, Class II, and Class III, as nearly equal in number as the then total number of directors permits. At such annual general meeting, Class I directors shall be elected for a one-year term, Class II directors for a two-year term and Class III directors for a three-year term. At each annual general meeting thereafter, successors to the class of directors whose terms expire at that annual general meeting shall be elected for a three-year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional directors of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. Notwithstanding the foregoing, whenever the holders of any one or more classes or series of Preference Shares issued by the Company shall have the right, voting separately by class or series, to elect directors at an annual or general meeting of Members, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of these Articles applicable thereto, and such directors so elected shall not be divided into classes pursuant to this Article 111 unless expressly provided by such terms.

                              INTERESTED DIRECTORS

112 Any Director may continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or Member of any other company in which the Company may be interested and (unless otherwise agreed between the Company and the Director) no such

     Director shall be liable to account to the Company or the Members for any remuneration or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or Member of any such other company. The Directors may exercise the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) and any Director may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or is about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in the manner aforesaid.

113 A Director may hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profit or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Article.

114 A Director or alternate Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.

115 A shareholding qualification for Directors may be fixed by the Company in general meeting, but unless and until so fixed no qualification shall be required.

116 A Director or alternate Director of the Company may be or become a Director or other Officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as shareholder or otherwise and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a Director or Officer of, or from his interest in, such other company.

117  A Director who to his knowledge is in any way, whether directly or           App.13B
     indirectly, interested in a contract or arrangement or proposed contract or  5(3)
     arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested, either specifically or by way of a general notice stating that, by reason of facts specified in the notice, they are to be regarded as interested in any contracts of a specified description which may subsequently be made by the Company. No person shall be disqualified from the office of Director or alternate
     Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or transaction by reason of such Director holding office or of the fiduciary relation thereby established.

118 A general notice or disclosure to the Directors or otherwise contained in the minutes of a Meeting or a written resolution of the Directors or any committee thereof that a Director or alternate Director is a shareholder of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure under these Article and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

119  A Director shall not vote (nor be counted in the quorum) on any resolution   App. 3
     of the Board approving any contract or arrangement or any other proposal in  4(1)
     which he or any of his associates is materially interested, but this prohibition shall not apply to any of the following matters namely:

     (a) any contract or arrangement for the giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;

     (b) any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

     (c) any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

     (d) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

     (e) any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder or in which the Director and any of his associates are not in aggregate beneficially interested in five (5) per cent or more of the issued shares or of the voting rights of any class of shares of such company (or of any third company through which his interest or that of any of his associate is derived); or

     (f) any proposal or arrangement concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to directors, his associates and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not accorded generally to the class of persons to which such scheme or fund relates.

120 Where a company in which a Director and/or his associate(s) holds five (5) per cent. or more is materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction. A company shall be deemed to be a company in which a Director and/or his associate(s) holds five (5) per cent. or more if and so long as (but only if and so long as) he and/or his associates, (either directly or indirectly) are the holders of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interested only as a unit holder.

121 If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such chairman shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fairly disclosed to the Board.

                  ALTERNATE DIRECTORS AND PROXIES FOR DIRECTORS

122 A Director may at any time by notice in writing delivered to the registered office of the Company or at a meeting of the Board, appoint any person (including another Director) to be his alternate Director in his place during his absence and may in like manner at any time determine such appointment. Such appointment, unless previously approved by the Board, shall have effect only upon and subject to being so approved, provided that the Board may not withhold approval of any such appointment where the proposed appointee is a Director.

123 The appointment of an alternate Director shall determine on the happening of any event which, were he a Director, would cause him to vacate such office or if his appointor ceases to be a Director.

124 An alternate Director shall be entitled to receive and waive (in lieu of his appointor) notices of meetings of the Directors and shall be entitled to attend and vote as a Director and be counted in the quorum at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all the functions of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he (instead of his appointor) were a Director. If he shall be himself a Director or shall attend any such meeting as an alternate for more than one Director his voting rights shall be cumulative and he need not use all his votes or cast all the votes he uses in the same way. To such extent as the Board may from time to time determine in relation to any committee of the Board, the foregoing provisions of this Article shall also apply mutatis mutandis to any meeting of any such committee of which his appointor is a Member. An alternate Director shall not, save as aforesaid, have power to act as a Director nor shall he be deemed to be a Director for the purposes of these Articles.

125 An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent mutatis mutandis as if he were a Director, but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

126 In addition to the foregoing provisions of this Article, a Director may be represented at any meeting of the Board (or of any committee of the Board) by a proxy appointed by him, in which event the presence or vote of the proxy shall for all purposes be deemed to be that of the Director. A proxy need not himself be a Director and the provisions of these Articles relating to the appointment of proxies by Members shall apply mutatis mutandis to the appointment of proxies by Directors save that an instrument appointing a proxy shall not become invalid after the expiration of twelve months from its date of execution but shall remain valid for such period as the instrument shall provide or, if no such provision is made in the instrument, until revoked in writing and save also that a Director may appoint any number of proxies although only one such proxy may attend in his stead at meetings of the Board (or of any committee of the Board).

                            REMUNERATION OF DIRECTORS

127 The Directors shall be entitled to receive by way of remuneration for their services such sum as shall from time to time be determined by the Company in general meeting or by the Board, as the case may be, such sum (unless otherwise directed by the resolution by which it is determined) to be divided amongst the Directors in such proportions and in such manner as they may agree, or failing agreement, equally, except that in such event any Director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during such period for which he has held office. Such remuneration shall be in addition to any other remuneration to which a Director who holds any salaried employment or office in the Company may be entitled by reason of such employment or office.

128  The Board may grant special remuneration to any Director, who shall perform  App.13B
     any special or extra services at the request of the Company. Such special    5(4)
     remuneration may be made payable to such Director in addition to or in substitution for his ordinary remuneration as a Director, and may be made payable by way of salary, commission or participation in profits or otherwise as may be agreed. However, the Board shall obtain the approval of the Company in general meeting before making any payment to any Director or past Director of the Company by way of compensation for loss of office, or as consideration for or in connection with his retirement from office (not being payment to which the Director is contractually entitled).

129 The remuneration of an Executive Director or a Director appointed to any other office in the management of the Company shall from time to time be fixed by the Board and may be by way of salary, commission, or participation in profits or otherwise or by all or any of those modes and with such other benefits (including share option and/or pension and/or gratuity and/or other benefits on retirement) and allowances as the Board may from time to time decide. Such remuneration shall be in addition to such remuneration as the recipient may be entitled to receive as a Director.

130 The Directors shall be entitled to be paid all expenses, including travel expenses, reasonably incurred by them in or in connection with the performance of their duties as Directors including their expenses of travelling to and from Board meetings, committee meetings or general meetings or otherwise incurred whilst engaged on the business of the Company or in the discharge of their duties as Directors.

                         POWERS AND DUTIES OF DIRECTORS

131A The business of the Company shall be managed by the Directors (or a sole
     Director if only one is appointed) who may pay all expenses incurred in promoting, registering and setting up the Company, and may exercise all such powers of the Company as are not, from time to time by the Law, or by these Articles, or such regulations, being not inconsistent with the aforesaid, as may be prescribed by the Company in general meeting required to be exercised by the Company in general meeting PROVIDED HOWEVER that no regulations made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made.

131B Except as would, if the Company were a company incorporated in Hong Kong,    App. 13B
     be permitted by Section 157H of the Companies Ordinance (Chapter 32 of the   5(2)
     Laws of Hong Kong) as in force at the date of adoption of these Articles, and except as

     permitted under the Law, the Company shall not directly or indirectly:

     (a) make a loan to a Director or a director of any holding company of the Company or to any of their respective associates (as defined by the rules, where applicable, of the Designated Stock Exchange);

     (b) enter into any guarantee or provide any security in connection with a loan made by any person to a Director or such a director; or

     (c) if any one or more of the Directors hold (jointly or severally or directly or indirectly) a controlling interest in another company, make a loan to that other company or enter into any guarantee or provide any security in connection with a loan made by any person to that other company.

This Article 131B shall only have effect for so long as the shares of the Company are listed on The Stock Exchange of Hong Kong Limited.

132 The Directors may from time to time and at any time by powers of attorney appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorneys as the Directors may think fit and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

133 All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall from time to time by resolution determine.

134 The Directors shall cause minutes to be made in books provided for the purpose:

     (a)  of all appointments of officers made by the Directors;

     (b) of the names of the Directors (including those represented thereat by an alternate or by proxy) present at each meeting of the Directors and of any committee of the Directors;

     (c) of all resolutions and proceedings at all meetings of the Company and of the Directors and of committees of Directors.

135 The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

136 The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

                                   MANAGEMENT

137 The Directors may from time to time provide for the management of the affairs of the Company (including the power to vote, represent and exercise on behalf of the Company any securities of other entities held by the Company) in such manner as they shall think fit and the provisions contained in the three next following paragraphs shall be without prejudice to the general powers conferred by this paragraph.

138 The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any persons to be members of such committees or local boards or any managers or agents and may fix their remuneration.

139 The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors (including the power to vote, represent and exercise on behalf of the Company any securities of other entities held by the Company) and may authorise the members for the time being of any such local board, or any of them to fill up any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

140 Any such delegates as aforesaid may be authorised by the Directors to sub delegate all or any of the powers, authorities, and discretions for the time being vested in them.

                               MANAGING DIRECTORS

141 The Directors may, from time to time, appoint one or more of their body (but not an alternate Director) to the office of Managing Director for such term and at such remuneration (whether by way of salary, or commission, or participation in profits, or partly in one way and partly in another) as they may think fit but his appointment shall be subject to determination ipso facto if he ceases from any cause to be a Director and no alternate Director appointed by him can act in his stead as a Director or Managing Director.

142 The Directors may entrust to and confer upon a Managing Director any of the powers exercisable by them upon such terms and conditions and with such restrictions as they may think fit and either collaterally with or to the exclusion of their own powers and may from time to time revoke, withdraw, alter or vary all or any of such powers.

                            PROCEEDINGS OF DIRECTORS

143 Except as otherwise provided by these Articles, the Directors shall meet together for the despatch of business, convening, adjourning and otherwise regulating their meetings as they think fit. Questions arising at any meeting shall be decided, resolutions shall be adopted and other action shall be taken only upon the affirmative vote of a majority of the Directors and alternate Directors present at a meeting at which there is a quorum, the vote of an alternate Director not being counted if his appointor be present at such meeting.

144 The President, any Vice President, the Secretary or any two Directors may at any time summon a meeting of the Directors by at least four days' notice in writing or forty eight hours oral notice to every Director and alternate Director which notice shall set forth the general nature of the business to be considered PROVIDED FURTHER if notice is given in person, by cable, telex or telecopy the same shall be deemed to have been given on the day it is delivered to the Directors or transmitting organisation as the case may be. The provisions of Articles 77A and 77B shall apply mutatis mutandis with respect to notices of meetings of Directors. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the Director who the person giving the notice has reason to believe will promptly communicate it to the Director.

145 Notice of a meeting need not be given to any Director (i) who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting , or (ii) who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such Director. All such waivers, consents, and approvals shall be filed with the corporate records or made part of the minutes of the meeting. A waiver of notice need not specify the purpose of any regular or special meeting of the Board.

146 The quorum necessary for the transaction of the business of the Directors shall be a majority of the Directors present in person or by proxy. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of Directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

147 For the purposes of Article 146 an alternate Director or proxy appointed by a Director shall be counted in a quorum at a meeting at which the Director appointing him is not present.

148 A majority of the Directors present, whether or not constituting a quorum (provided there was a quorum when the meeting started) may adjourn any meeting to another time and place). Notice of the time and place of holding an adjourned meeting need not be given unless the meeting is adjourned for more than twenty-four hours. If the meeting is adjourned for more than twenty four hours, then notice of the time and place of the adjourned meeting shall be given before the adjourned meeting takes place, in the manner specified in Article 144 to the Directors not present at the time of the adjournment.

149 The Directors may elect a Chairman of their Board and determine the period for which he is to hold office; but if no such Chairman is elected, or if at any meeting the Chairman is not present within thirty minutes after the time appointed for holding the same, the Directors present may choose one of their number to be Chairman of the meeting.

150 The Directors may delegate any of their powers to committees consisting of such member or members of the Board (including alternate Directors in the absence of their appointors) as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

151 A committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by the affirmative vote of all members present.

152 All acts done by any meeting of the Directors or of a committee of Directors (including any person acting as an alternate Director) shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or alternate Director, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and qualified to be a Director or alternate Director as the case may be.

153 Members of the Board or of any committee thereof may participate in a meeting of the Board or of such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting.

154 A resolution in writing (in one or more counterparts), signed by all the Directors for the time being or all the members of a committee of Directors (an alternate Director being entitled to sign such resolution on behalf of his appointor) shall be as valid and effectual as if it had been passed at a meeting of the Directors or committee as the case may be duly convened and held.

                            RESIGNATION AND VACANCIES

155A Any director may resign effective on giving written notice to the Board, unless the notice specifies a later time for that resignation to become effective. If the resignation of a director is effective at a future time, the Board may elect a successor to take office when the resignation becomes effective.

155B The Members may, at any general meeting convened and held in accordance      App. 3
     with these Articles, by Special Resolution remove a Director at any time     4(3)
     before the expiration of his period of office notwithstanding anything to
     the contrary in these Articles or in any agreement between the Company and   App. 13B
     such Director (but without prejudice to any claim for damages under any      5(1)
     such agreement).

156. The Directors may appoint any person to be a Director, either to fill a      App. 3
     vacancy or as an additional Director provided that the appointment does not  4(2)
     cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors. Each director so elected shall hold office only until the next annual meeting of the Members and shall then be eligible for re-election.

                              PRESUMPTION OF ASSENT

157 A Director of the Company who is present at a meeting of the Board at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the Minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

                                      SEAL

158  The Seal shall only be used by the authority of the Directors or of a        App. 3
     committee of the Directors authorised by the Directors in that behalf and    2(1)
     every instrument to which the Seal has been affixed shall be signed by one person who shall be either a Director or the Secretary or Secretary
     Treasurer or some person appointed by the Directors for the purpose.

     PROVIDED THAT the Company may have for use in any place or places outside the Cayman Islands, a duplicate seal or seals each of which shall be a facsimile of the Common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

     PROVIDED FURTHER THAT a Director, Secretary or other officer or representative or attorney may without further authority of the Directors affix the Seal of the Company over his signature alone to any document of the Company required to be authenticated by him under Seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

                                    OFFICERS

159 The Company may have a President, a Secretary or Secretary Treasurer appointed by the Directors who may also from time to time appoint such other officers as they consider necessary, all for such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors from time to time prescribe.

                                    DIVIDENDS

160  Subject to the rights, preferences and privileges attached to any class of   App. 3
     Shares, each Ordinary Share shall be entitled to receive such dividends at   9
     such times and from

     time to time as the Directors consider appropriate. No dividend shall be paid on the Ordinary Shares unless a dividend has been declared or paid on each class of Preference Shares and no dividend shall be declared on any class of Preference Shares unless dividends have been declared on all other classes of Preference Shares.

161 All dividends declared shall be declared payable to the holders thereof registered as such on the record date specified by the Directors at the time such dividends are declared.

162 The Directors may, before declaring any dividends, or distributions set aside such sums as they think proper as a reserve or reserves which shall at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the like discretion, be employed in the business of the Company.

163 No dividend or distribution shall be payable except out of the profits of the Company, realised or unrealised or out of the share premium account or as otherwise permitted by the Law.

164 The Directors may deduct from any dividend or distribution payable to any Member all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

165 The Directors may declare that any dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of paid up shares, debentures, or debenture stock of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees as may seem expedient to the Directors.

166A Any dividend, interest or other monies payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the holder who is first named on the register of Members or to such person and to such address as such holder or joint holders may in writing direct.
     Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, bonuses, or other monies payable in respect of the share held by them as joint holders. All dividends or bonuses unclaimed for one (1) year after having been declared may be invested or otherwise made use of by the Board for the benefit of the
     Company until claimed. Any dividend or bonuses unclaimed after a period of   App. 3
     six (6) years from the date of declaration shall be forfeited and shall      13(1)
     revert to the Company. The payment by the Board of any unclaimed dividend or other sums payable on or in respect of a share

     into a separate account shall not constitute the Company a trustee in respect thereof.

166B Without prejudice to the rights of the Company under Article 169, the        App. 3
     Company may cease sending cheques for dividend entitlements or dividend      13(1)
     warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

167  No dividend shall bear interest against the Company.

                                 CAPITALISATION

168 The Company may upon the recommendation of the Directors by ordinary resolution authorise the Directors to capitalise any sum standing to the credit of any of the Company's reserve accounts (including share premium account and capital redemption reserve fund) or any sum standing to the credit of profit and loss account or otherwise available for distribution and to appropriate such sum to Members in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend and to apply such sum on their behalf in paying up in full unissued shares (not being redeemable shares) for allotment and distribution credited as fully paid up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power to the Directors to make such provisions as they think fit for the case of shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

                            UNTRACEABLE SHAREHOLDERS


169 The Company shall be entitled to sell any shares of a Member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or operation of law if and provided that:

          (a)  the Company has not during that time or before the expiry of the   App. 3
               three month period referred to in paragraph (d) below received     13(2)
               any indication of the whereabouts or existence of the Member or person entitled to such shares by death, bankruptcy or operation of law

          (b) during the 12 year period, at least three dividends in respect of the shares in question have become payable and no dividend during that period has been claimed by the Member; and

          (c) upon expiry of the 12 year period, the Company has given notice of its intention to sell such shares by way of an advertisement published in the newspapers and notified the Designated Stock Exchange of such intention.

170 To give effect to any sale contemplated by Article 169, the Company may appoint any person to execute as transferor an instrument of transfer of the said shares and such other documents as are necessary to effect the transfer, and such documents shall be as effective as if it had been executed by the registered holder of or person entitled by transmission to such shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former Member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former Member or other person in the books of the Company as a creditor for such amount. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments (other than shares or other securities in or of the Company or its holding company if any) or as the Board may from time to time think fit.


                              DOCUMENT DESTRUCTION

171 The Company shall be entitled to destroy all instruments of transfer, probate, letters of administration, stop notices, powers of attorney, certificates of marriage or death and other documents relating to or affecting title to securities in or of the Company ("Registrable Documents") which have been registered at any time after the expiration of six years from the date of registration thereof and all dividend mandates and notifications of change of address at any time after the expiration of two years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation thereof and it shall conclusively be presumed in favour of the Company that every entry in the register if purporting to have been made on the basis of an instrument of transfer or Registrable Document so destroyed was duly and properly made and every instrument of transfer or Registrable Document so destroyed was a valid and effective instrument or document duly and properly registered and every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company, provided always that:

     (a) the provisions aforesaid shall apply only to the destruction of a document in good faith and without express notice of the Company of any claim (regardless of the parties thereto) to which the document might be relevant;

     (b) nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article; and

     (c) references herein to the destruction of any document include references to the disposal thereof in any manner.

                                BOOKS OF ACCOUNT

172  The Directors shall cause proper books of account to be kept with respect    App. 13B
     to:                                                                          4(1)

     (a) all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place;

     (b)  all sales and purchases of goods by the Company;

     (c)  the assets and liabilities of the Company.

     Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

173 The minutes and accounting books and records shall be open to inspection upon the written demand of any Member, at any reasonable time during usual business hours, for a purpose reasonably related to the Member's interests as a shareholder. The inspection may be made in person or by an agent or attorney and shall include the right to copy and make extracts. Such rights of inspection shall extend to the records of each subsidiary of the Company.

174  A printed copy of the Directors' report, accompanied by the balance sheet    App. 3
     and profit and loss account, including every document required by law to be  5 annexed thereto, made up to the end of the applicable financial year and
     containing a summary of the assets and liabilities of the Company under      App. 13B
     convenient heads and a statement of income and expenditure, together with a  3(3)
     copy of the Auditors' report, shall be sent to each person entitled thereto  4(2)
     at least twenty-one (21) days before the date of the general meeting and at the same time as the notice of annual general meeting and laid before the
     Company at the annual general meeting held in accordance with these
     Articles provided that this Article shall not require a copy of those documents to be sent to any person whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

                                      AUDIT

175 The Auditors shall audit the profit and loss account and balance sheet of the Company in each year and shall prepare a report thereon to be annexed thereto. Such report shall be laid before the Company at its annual general meeting in each year and shall be open to inspection by any Member. The Auditors shall at the next annual general meeting following their appointment and at any other time during their term of office, upon request of the Board or any general meeting of the Members, make a report on the accounts of the Company in general meeting during their tenure of office.

176 The Company shall at any annual general meeting appoint an auditor or auditors of the Company who shall hold office until the next annual general meeting. The remuneration of the Auditors shall be fixed by the Company at the annual general meeting at which they are appointed provided that in respect of any particular year the Company in general meeting may delegate the fixing of such remuneration to the Board. No person may be appointed as the, or an, Auditor, unless he is independent of the Company. The Board may before the first annual general meeting appoint an auditor or auditors of the Company who shall hold office until the first annual general meeting unless previously removed by an ordinary resolution of the Members in general meeting in which case the Members at that meeting may appoint Auditors. The Board may fill any casual vacancy in the office of Auditor but while any such vacancy continues the surviving or continuing Auditor or Auditors, if any, may act. The remuneration of any Auditor appointed by the Board under this Article may be fixed by the Board.

177 Every statement of accounts audited by the Auditors and presented by the Board at an annual general meeting shall after approval at such meeting be conclusive except as regards any error discovered therein within three months of the approval thereof. Whenever any such error is discovered within that period, it shall forthwith be corrected, and the statement of account amended in respect of the error shall be conclusive.

                                     NOTICES

178  Notices shall be in writing and may be given by the Company to any Member    App. 3
     either personally or by sending it by post, cable, telex or telecopy to him  7(1)
     or to his address as shown in the register of Members.Notices may also be served by advertisement in appropriate newspapers in accordance with the requirements of the Designated Stock Exchange.

179 Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and to have been effected at the expiration of sixty hours after the letter containing the same is posted as aforesaid.

180 Where a notice is sent by cable, telex, or telecopy, service of the notice shall be deemed to be effected by properly addressing, and sending such notice through a transmitting organisation and to have been effected on the day the same is sent as aforesaid.

181 A notice may be given by the Company to the joint holders of record of a share by giving the notice to the joint holder first named on the register of Members in respect of the share.

182 A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a share or shares in consequence of the death or bankruptcy of a Member by sending it through the post as aforesaid in a pre paid letter addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

183  Sufficient notice of every general meeting shall be given in any manner
     hereinbefore authorised to:                                                  App. 3
                                                                                  7(2)

     (a) every person shown as a Member in the register of Members as of the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the register of Members.

     (b) every person upon whom the ownership of a share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member of record where the Member of record but for his death or bankruptcy would be entitled to receive notice of the meeting; and

     (c) No other person shall be entitled to receive notices of general meetings.

                                   INFORMATION

184 No Member shall be entitled to require discovery of or any information in respect of any detail of the Company's trading or any matter which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members or the Company to communicate to the public.

185 The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the register of Members and transfer books of the Company.

                                   WINDING UP

186 If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors' claims in such manner and order as he thinks fit. Subject to the rights, preferences and privileges of any class of shares the Liquidator shall, in relation to the assets available for distribution among the Members, distribute the same to the Members in proportion to the number of shares held.

187 If the Company shall be wound up, and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. And if in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst the Members in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. This Article is to be without prejudice to the rights of the holders of shares issued upon special terms and conditions.

                                    INDEMNITY

188 The Directors and officers for the time being of the Company and any trustee for the time being acting in relation to any of the affairs of the Company and their heirs, executors, administrators and personal representatives respectively shall be indemnified to the maximum extent permitted by law out of the assets of the Company from and against all actions, proceedings, costs, charges, losses, damages and expenses which they or any of them shall or may incur or sustain by reason of any act done or omitted in or about the execution of their duty in their respective offices or trusts, except such (if any) as they shall incur or sustain by or through their own wilful neglect or default respectively and no such Director, officer or trustee shall be answerable for the acts, receipts, neglects or defaults of any other Director, officer or trustee or for joining in any receipt for the sake of conformity or for the solvency or honesty of any banker or other persons with whom any monies or effects belonging to the Company may be lodged or deposited for safe custody or for any insufficiency of any security upon which any monies of the Company may be invested or for any other loss or damage due to any such cause as aforesaid or which may happen in or about the execution of his office or trust unless the same shall happen through the wilful neglect or default of such Director, Officer or trustee.

                                   FISCAL YEAR

189 Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year.

                             AMENDMENTS OF ARTICLES

190  Subject to the Law and to Article 9, the Company may at any time and from
     time to time by Special Resolution alter or amend these Articles in whole    App. 13B
     or in part.                                                                  1

                         TRANSFER BY WAY OF CONTINUATION

191 If the Company is exempted as defined in the Law, it shall, subject to the provisions of the Law and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

                                                                       Exhibit B

                         O2 MICRO INTERNATIONAL LIMITED

                             2005 SHARE OPTION PLAN

     1. Purposes of the Plan. The purposes of this Plan are to attract and retain the best available personnel, to provide additional incentives to Employees, Directors and Consultants and to promote the success of the Company's business.

     2. Definitions. The following definitions shall apply as used herein and in the individual Option Agreements except as defined otherwise in an individual Option Agreement. In the event a term is separately defined in an individual Option Agreement, such definition shall supercede the definition contained in this Section 2.

          (a) "Administrator" means the Board or any of the Committees appointed to administer the Plan.

          (b) "Adoption Date" means the date on which this Plan is adopted by resolution of the shareholders of the Company.

          (c) "ADS" means an American Depositary Share of the Company, each of which represents fifty (50) Ordinary Shares.

          (d) "Applicable Laws" means the legal requirements relating to the Plan and the Options under applicable provisions of the corporate and securities laws of the Cayman Islands, the Code, the rules of any applicable stock exchange or national market system, and the laws and rules of any jurisdiction applicable to Options granted to residents therein.

          (e) "Assumed" means that pursuant to a Corporate Transaction either
(i) the Option is expressly affirmed by the Company or (ii) the contractual obligations represented by the Option are expressly assumed (and not simply by operation of law) by the successor entity or its Parent in connection with the Corporate Transaction with appropriate adjustments to the number and type of securities of the successor entity or its Parent subject to the Option and the exercise or purchase price thereof which at least preserves the compensation element of the Option existing at the time of the Corporate Transaction as determined in accordance with the instruments evidencing the agreement to assume the Option.

          (f) "Board" means the Board of Directors of the Company.

          (g) "Cause" means, with respect to the termination by the Company or a Related Entity of the Grantee's Continuous Service, that such termination is for "Cause" as such term (or word of like import) is expressly defined in a then-effective written agreement between the Grantee and the Company or such Related Entity, or in the absence of such then-effective written agreement and definition, is based on, in the determination of the Administrator, the
Grantee's: (i) performance of any act or failure to perform any act in bad faith and to the detriment of the Company or a Related Entity; (ii) dishonesty, intentional misconduct or material breach of any agreement with the Company or a Related Entity; or (iii) commission of a crime involving dishonesty, breach of trust, or physical or emotional harm to any person; provided, however, that with regard to any agreement that defines "Cause" on the occurrence of or in connection with a Corporate Transaction, such definition of "Cause" shall not apply until a Corporate Transaction actually occurs.

          (h) "Code" means the Internal Revenue Code of 1986, as amended.

          (i) "Committee" means any committee composed of members of the Board appointed by the Board to administer the Plan.

          (j) "Company" means O2 Micro International Limited, a Cayman Islands Company, or any successor entity that adopts the Plan in connection with a Corporate Transaction.

          (k) "Consultant" means any person (other than an Employee or a Director, solely with respect to rendering services in such person's capacity as a Director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity.

          (l) "Continuous Service" means that the provision of services to the Company or a Related Entity in any capacity of Employee, Director or Consultant is not interrupted or terminated. In jurisdictions requiring notice in advance of an effective termination as an Employee, Director or Consultant, Continuous Service shall be deemed terminated upon the actual cessation of providing services to the Company or a Related Entity notwithstanding any required notice period that must be fulfilled before a termination as an Employee, Director or Consultant can be effective under Applicable Laws. A Grantee's Continuous Service shall be deemed to have terminated either upon an actual termination of Continuous Service or upon the entity for which the Grantee provides services ceasing to be a Related Entity. Continuous Service shall not be considered interrupted in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Related Entity, or any successor, in any capacity of Employee, Director or Consultant, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of Employee, Director or Consultant (except as otherwise provided in the Option Agreement). An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave. For purposes of each Incentive Share Option granted under the Plan, if such leave exceeds three (3) months, and reemployment upon expiration of such leave is not guaranteed by statute or contract, then the Incentive Share Option shall be treated as a Non-Qualified Share Option on the day three (3) months and one (1) day following the expiration of such three (3) month period.

          (m) "Corporate Transaction" means any of the following transactions, provided, however, that the Administrator shall determine under parts (iv) and
(v) whether multiple transactions are related, and its determination shall be final, binding and conclusive:

               (i) a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which the Company is incorporated;

               (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company;

               (iii) the complete liquidation or dissolution of the Company;

               (iv) any reverse merger or series of related transactions culminating in a reverse merger (including, but not limited to, a tender offer followed by a reverse merger) in which the Company is the surviving entity but
(A) the Ordinary Shares outstanding immediately prior to such merger are converted or exchanged by virtue of the merger into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than forty percent (40%) of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger or the initial transaction culminating in such merger, but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction; or

               (v) an acquisition in a single or series of related transactions by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction.

          (n) "Director" means a member of the Board or the board of directors of any Related Entity.

          (o) "Disability" means as defined under the long-term disability policy of the Company or the Related Entity to which the Grantee provides services regardless of whether the Grantee is covered by such policy. If the Company or the Related Entity to which the Grantee provides service does not have a long-term disability plan in place, "Disability" means that a Grantee is unable to carry out the responsibilities and functions of the position held by the Grantee by reason of any medically determinable physical or mental impairment for a period of not less than ninety (90) consecutive days. A Grantee will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Administrator in its discretion.

          (p) "Employee" means any person, including an Officer or Director, who is in the employ of the Company or any Related Entity, subject to the control and direction of the Company or any Related Entity as to both the work to be performed and the manner and method of performance. The payment of a director's fee by the Company or a Related Entity shall not be sufficient to constitute "employment" by the Company.

          (q) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

          (r) "Fair Market Value" means, as of any date, the value of Shares determined as follows:

               (i) If the Shares are listed on one or more established stock exchanges or national market systems, including without limitation The Stock Exchange of Hong Kong Limited, The Nasdaq National Market or The Nasdaq SmallCap Market of The Nasdaq Stock

Market, their Fair Market Value shall be the closing sales price for such Shares (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Shares are listed (as determined by the Administrator) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported in The Wall Street Journal, The Asian Wall Street Journal or such other source as the Administrator deems reliable;

               (ii) If the Shares are regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, their Fair Market Value shall be the closing sales price for such Shares as quoted on such system or by such securities dealer on the date of determination, but if selling prices are not reported, the Fair Market Value of a Share shall be the mean between the high bid and low asked prices for the Shares on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal, The Asian Wall Street Journal or such other source as the Administrator deems reliable; or

               (iii) In the absence of an established market for the Shares of the type described in (i) and (ii), above, the Fair Market Value thereof shall be determined by the Administrator in good faith.

          (s) "Grantee" means an Employee, Director or Consultant who receives an Option under the Plan.

          (t) "HK Listing Rules" means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended, supplemented or otherwise modified from time to time.

          (u) "Hong Kong Listing Date" means the date the Company's Ordinary Shares are first listed on The Stock Exchange of Hong Kong Limited.

          (v) "Incentive Share Option" means an Option intended to qualify as an Incentive Share Option within the meaning of Section 422 of the Code.

          (w) "Non-Qualified Share Option" means an Option not intended to qualify as an Incentive Share Option.

          (x) "Officer" means a person who is an officer of the Company or a Related Entity within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

          (y) "Option" means an option to purchase Shares pursuant to an Option Agreement granted under the Plan.

          (z) "Option Agreement" means the written agreement evidencing the grant of an Option executed by the Company and the Grantee, including any amendments thereto.

          (aa) "Ordinary Share" means an ordinary share of the Company.

          (bb) "Parent" means a "parent corporation", whether now or hereafter existing, as defined in Section 424(e) of the Code.

          (cc) "Plan" means this 2005 Share Option Plan.

          (dd) "Related Entity" means any Parent or Subsidiary of the Company and any business, corporation, partnership, limited liability company or other entity in which the Company or a Parent or a Subsidiary of the Company holds a substantial ownership interest, directly or indirectly.

          (ee) "Replaced" means that pursuant to a Corporate Transaction the Option is replaced with a comparable share award or a cash incentive program of the Company, the successor entity (if applicable) or Parent of either of them which preserves the compensation element of such Option existing at the time of the Corporate Transaction and provides for subsequent payout in accordance with the same (or a more favorable) vesting schedule applicable to such Option. The determination of Option comparability shall be made by the Administrator and its determination shall be final, binding and conclusive.

          (ff) "Rule 16b-3" means Rule 16b-3 promulgated under the Exchange Act or any successor thereto.

          (gg) "Share" means an Ordinary Share or ADS of the Company.

          (hh) "Subsidiary" means a "subsidiary corporation", whether now or hereafter existing, as defined in Section 424(f) of the Code.

     3. Shares Subject to the Plan.

          (a) Subject to the provisions of Section 10, below, the maximum aggregate number of Ordinary Shares which may be issued pursuant to all Options (including Incentive Share Options) is 2,000,000 Ordinary Shares (which number of Ordinary Shares when added to the remaining number of Ordinary Shares available for the grant of Options under any other share incentive plan or employee share purchase plan of the Company is not greater than ten percent (10%) of the number of Ordinary Shares outstanding as of the Adoption Date).

          (b) Subject to shareholder approval and compliance with the requirements of the HK Listing Rules, the Company may increase the maximum aggregate number of Ordinary Shares which may be issued subject to Options under the Plan and any other share incentive plan of the Company to a number of Ordinary Shares equal to ten percent (10%) of the number of Ordinary Shares then outstanding. Ordinary Shares subject to Options previously granted under the Plan or any other share incentive plan of the Company (including those outstanding, cancelled, lapsed or previously exercised) will not be counted in calculating the number of Ordinary Shares which may be issued subject to Options under the Plan and any other share incentive plan of the Company that is equal to ten percent (10%) of the number of Ordinary Shares then outstanding.

          (c) The maximum number of Ordinary Shares that may be issued upon the exercise of all outstanding (and unexercised) Options under this Plan and any other share incentive plan of the Company must not, in the aggregate, exceed 30% of the number of Ordinary Shares outstanding from time to time. No Options may be granted under any share incentive plan of the Company (including this Plan) if such grant will result in the foregoing 30% limit being exceeded.

          (d) For purposes of calculating the number of Ordinary Shares issued under the Plan (and for purposes of calculating any limit set forth herein), the issuance of an ADS shall be deemed to be equal to a number of Ordinary Shares determined by multiplying (i) the number of ADSs issued by (ii) the ADS Multiplier. For purposes of the previous sentence, "ADS Multiplier" means the number of Ordinary Shares corresponding to one (1) ADS.

          (e) Any Ordinary Shares covered by an Option (or portion of an Option) which is forfeited, canceled or expires (whether voluntarily or involuntarily) shall be deemed not to have been issued for purposes of determining the maximum aggregate number of Ordinary Shares which may be issued under the Plan. Ordinary Shares that have been issued under the Plan pursuant to an Option shall not be returned to the Plan and shall not become available for future issuance under the Plan, except that, if unvested Ordinary Shares are forfeited, such Ordinary Shares shall become available for future grant under the Plan. To the extent not prohibited by Applicable Law, the HK Listing Rules and the listing requirements of The Nasdaq National Market (or other established stock exchange or national market system on which the Ordinary Shares are traded), any Ordinary Shares covered by an Option which are surrendered (i) in payment of the Option exercise or purchase price or (ii) in satisfaction of tax withholding obligations incidental to the exercise of an Option shall be deemed not to have been issued for the purpose of determining the maximum number of Ordinary Shares which may be issued pursuant to all Options under the Plan, unless otherwise determined by the Administrator.

     4. Administration of the Plan.

          (a) Plan Administrator.

               (i) Administration with Respect to Directors and Officers. With respect to grants of Options to Directors or Employees who are also Officers or Directors of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws and to permit such grants and related transactions under the Plan to be exempt from Section 16(b) of the Exchange Act in accordance with Rule 16b-3. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board.

               (ii) Administration With Respect to Consultants and Other Employees. With respect to grants of Options to Employees or Consultants who are neither Directors nor Officers of the Company, the Plan shall be administered by
(A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. The Board may authorize one or more Officers to grant such Options and may limit such authority as the Board determines from time to time.

               (iii) Administration Errors. In the event an Option is granted in a manner inconsistent with the provisions of this subsection (a), such Option shall be presumptively valid as of its grant date to the extent permitted by the Applicable Laws.

          (b) Powers of the Administrator. Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Administrator hereunder), and except as otherwise provided by the Board, the Administrator shall have the authority, in its discretion:

               (i) to select the Employees, Directors and Consultants to whom Options may be granted from time to time hereunder;

               (ii) to determine whether and to what extent Options are granted hereunder;

               (iii) to determine the number of Shares to be covered by each Option granted hereunder;

               (iv) to approve forms of Option Agreements for use under the Plan;

               (v) to determine the terms and conditions of any Option granted hereunder;

               (vi) to amend the terms of any outstanding Option granted under the Plan, provided that (A) any amendment that would adversely affect the Grantee's rights under an outstanding Option shall not be made without the Grantee's written consent, provided, however, that an amendment or modification that may cause an Incentive Share Option to become a Non-Qualified Share Option shall not be treated as adversely affecting the rights of the Grantee, (B) the reduction of the exercise price of any Option awarded under the Plan shall be subject to shareholder approval and (C) canceling an Option at a time when its exercise price exceeds the Fair Market Value of the underlying Shares in exchange for another Option shall be subject to shareholder approval, unless the cancellation and exchange occurs in connection with a Corporate Transaction;

               (vii) to construe and interpret the terms of the Plan and Options, including without limitation, any notice of award or Option Agreement granted pursuant to the Plan;

               (viii) to grant Options to Employees, Directors and Consultants employed outside the United States on such terms and conditions different from those specified in the Plan as may, in the judgment of the Administrator, be necessary or desirable to further the purpose of the Plan; and

               (ix) to take such other action, not inconsistent with the terms of the Plan, as the Administrator deems appropriate.

The express grant in the Plan of any specific power to the Administrator shall not be construed as limiting any power or authority of the Administrator; provided that the Administrator may not exercise any right or power reserved to the Board. Any decision made, or action taken, by the Administrator or in connection with the administration of this Plan shall be final, conclusive and binding on all persons having an interest in the Plan.

          (c) Indemnification. In addition to such other rights of indemnification as they may have as members of the Board or as Officers or Employees of the Company or a Related Entity, members of the Board and any Officers or Employees of the Company or a Related Entity to whom authority to act for the Board, the Administrator or the Company is delegated shall be defended and indemnified by the Company to the extent permitted by law on an after-tax basis against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any claim, investigation, action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any Option granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by the Company) or paid by them in satisfaction of a judgment in any such claim, investigation, action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such claim, investigation, action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct; provided, however, that within thirty (30) days after the institution of such claim, investigation, action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at the Company's expense to defend the same.

     5. Eligibility. Non-Qualified Share Options may be granted to Employees, Directors and Consultants. Incentive Share Options may be granted only to Employees of the Company or a Parent or a Subsidiary of the Company. An Employee, Director or Consultant who has been granted an Option may, if otherwise eligible, be granted additional Options.

     6. Terms and Conditions of Options.

          (a) Designation of Option. Each Option shall be designated in the Option Agreement as either an Incentive Share Option or a Non-Qualified Share Option. However, notwithstanding such designation, an Option will qualify as an Incentive Share Option under the Code only to the extent the $100,000 dollar limitation of Section 422(d) of the Code is not exceeded. The $100,000 limitation of Section 422(d) of the Code is calculated based on the aggregate Fair Market Value of the Shares subject to Options designated as Incentive Share Options which become exercisable for the first time by a Grantee during any calendar year (under all plans of the Company or any Parent or Subsidiary of the Company). For purposes of this calculation, Incentive Share Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares shall be determined as of the grant date of the relevant Option.

          (b) Conditions of Option. Subject to the terms of the Plan, the Administrator shall determine the provisions, terms, and conditions of each Option including, but not limited to, the Option vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon settlement of the Option, payment contingencies, and satisfaction of any performance criteria. The performance criteria established by the Administrator may be based on any one of, or combination of, the following: (i) increase in share price, (ii) earnings per share, (iii) total shareholder return, (iv) operating margin, (v) gross margin, (vi) return on equity, (vii) return on assets, (viii) return on investment, (ix) operating income, (x) net operating income, (xi) pre-tax profit, (xii) cash flow, (xiii) revenue, (xiv) expenses,
(xv) earnings before interest, taxes and depreciation, (xvi) economic value added and (xvii) market share. The performance criteria may be applicable to the Company, Related Entities and/or any individual business units of the Company or any Related Entity. Partial achievement of the specified criteria may result in a payment or vesting corresponding to the degree of achievement as specified in the Option Agreement.

          (c) Individual Limitation on Options Pursuant to the HK Listing Rules. Unless otherwise permitted under the HK Listing Rules, the total number of Shares subject to Options granted by the Company under this Plan (or any other share incentive plan of the Company) to a Grantee in any twelve (12) month period may not exceed 1% (or 0.1% in the case of an "independent non-executive director" as that term is used in the HK Listing Rules) of the Ordinary Shares outstanding at the date of such grant.

          (d) Acquisitions and Other Transactions. The Administrator may issue Options under the Plan in settlement, assumption or substitution for, outstanding awards or obligations to grant future awards in connection with the Company or a Related Entity acquiring another entity, an interest in another entity or an additional interest in a Related Entity whether by merger, share purchase, asset purchase or other form of transaction.

          (e) Deferral of Option Payment. The Administrator may establish one or more programs under the Plan to permit selected Grantees the opportunity to elect to defer receipt of consideration upon exercise of an Option, satisfaction of performance criteria, or other event that absent the election would entitle the Grantee to payment or receipt of Shares or other consideration under an Option. The Administrator may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, Shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Administrator deems advisable for the administration of any such deferral program.

          (f) Separate Programs. The Administrator may establish one or more separate programs under the Plan for the purpose of issuing particular forms of Options to one or more classes of Grantees on such terms and conditions as determined by the Administrator from time to time.

          (g) Early Exercise. The Option Agreement may, but need not, include a provision whereby the Grantee may elect at any time while an Employee, Director or Consultant to exercise any part or all of the Option prior to full vesting of the Option. Any unvested Shares received pursuant to such exercise may be subject to a repurchase right in favor of the Company or a Related Entity or to any other restriction the Administrator determines to be appropriate.

          (h) Term of Option. The term of each Option shall be the term stated in the Option Agreement, provided, however, that the term of an Option shall be no more than ten (10) years from the date of grant thereof. However, in the case of an Incentive Share Option granted to a Grantee who, at the time the Option is granted, owns shares representing more than ten percent (10%) of the voting power of all classes of shares of the Company or any Parent or Subsidiary of the Company, the term of the Incentive Share Option shall be five (5) years from the date of grant thereof or such shorter term as may be provided in the Option Agreement. Notwithstanding the foregoing, the specified term of any Option shall not include any period for which the Grantee has elected to defer the receipt of the Shares or cash issuable pursuant to the Option.

          (i) Transferability of Options. Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Grantee, only by the Grantee. Notwithstanding the foregoing, the Grantee may designate one or more beneficiaries of the Grantee's Option in the event of the Grantee's death on a beneficiary designation form provided by the Administrator.

          (j) Time of Granting Options.

               (i) The date of grant of an Option shall for all purposes be the date on which the Administrator makes the determination to grant such Option, or such other later date as is determined by the Administrator.

               (ii) The Board shall not grant an Option to any Grantee (A) after a price sensitive development has occurred or a price sensitive matter has been the subject of a decision, until such price sensitive information has been announced pursuant to the relevant requirements of the HK Listing Rules; or (B) within the period of one month immediately preceding the earlier of the date of the Board meeting for the approval of the Company's interim, quarterly or annual results and the deadline for the Company to publish its interim or annual results announcement under the HK Listing Rules, until such information has been announced pursuant to the relevant requirements of the HK Listing Rules.

     7. Option Exercise Price, Consideration and Taxes.

          (a) Exercise Price. The exercise price for an Option shall be as follows:

               (i) In the case of an Incentive Share Option:

                    (A) granted to an Employee who, at the time of the grant of such Incentive Share Option owns shares representing more than ten percent (10%) of the voting power of all classes of shares of the Company or any Parent or Subsidiary of the Company, the per Share exercise price shall be not less than one hundred ten percent (110%) of the greater of (1) the Fair Market Value per Share on the date of grant (which must be a trading day) and (2) the average Fair Market Value per Share for the five trading days immediately preceding the date of grant; or

                    (B) granted to any Employee other than an Employee described in the preceding paragraph, the per Share exercise price shall be not less than one hundred percent (100%) of the greater of (1) the Fair Market Value per Share on the date of grant (which must be a trading day) and (2) the average Fair Market Value per Share for the five trading days immediately preceding the date of grant.

               (ii) In the case of a Non-Qualified Share Option, the per Share exercise price shall be not less than one hundred percent (100%) of the greater of (1) the Fair Market Value per Share on the date of grant (which must be a trading day) and (2) the average Fair Market Value per Share for the five trading days immediately preceding the date of grant.

               (iii) Notwithstanding the foregoing provisions of this Section 7(a), in the case of an Option issued pursuant to Section 6(c), above, the exercise price for the Option shall be determined in accordance with the provisions of the relevant instrument evidencing the agreement to issue such Option.

          (b) Consideration. Subject to Applicable Laws, the consideration to be paid for the Shares to be issued upon exercise or purchase of an Option including the method of payment, shall be determined by the Administrator. In addition to any other types of consideration the Administrator may determine, the Administrator is authorized to accept as consideration for Shares issued under the Plan the following:

               (i) cash;

               (ii) check;

               (iii) surrender of Shares or delivery of a properly executed form of attestation of ownership of Shares as the Administrator may require which have a Fair Market Value on the date of surrender or attestation equal to the aggregate exercise price of the Shares as to which said Option shall be exercised, provided, however, that Shares acquired under the Plan or any other equity compensation plan or agreement of the Company must have been held by the Grantee for a period of more than six (6) months (and not used for another Option exercise by attestation during such period);

               (iv) payment through a broker-dealer sale and remittance procedure pursuant to which the Grantee (A) shall provide written instructions to a Company designated brokerage firm to effect the immediate sale of some or all of the purchased Shares and remit to the Company sufficient funds to cover the aggregate exercise price payable for the purchased Shares and (B) shall provide written directives to the Company to deliver the certificates for the purchased Shares directly to such brokerage firm in order to complete the sale transaction; or

               (v) any combination of the foregoing methods of payment.

The Administrator may at any time or from time to time, by adoption of or by amendment to the standard forms of Option Agreement described in Section 4(b)(iv), or by other means, grant Options which do not permit all of the foregoing forms of consideration to be used in payment for the Shares or which otherwise restrict one or more forms of consideration.

          (c) Taxes. No Shares shall be delivered under the Plan to any Grantee or other person until such Grantee or other person has made arrangements acceptable to the Administrator for the satisfaction of any income, employment or other tax withholding obligations, including, without limitation, obligations incidental to the receipt of Shares. Upon exercise or vesting of an Option, the Company shall withhold or collect from Grantee an amount sufficient to satisfy such tax obligations, including, but not limited to, by surrender of the whole number of Shares covered by the Option sufficient to satisfy the minimum applicable tax withholding obligations incidental to the exercise or vesting of an Option.

     8. Exercise of Option.

          (a) Procedure for Exercise.

               (i) Any Option granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the Plan and specified in the Option Agreement.

               (ii) An Option shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Option by the person entitled to exercise the Option and full payment for the Shares with respect to which the Option is exercised has been made, including, to the extent selected, use of the broker-dealer sale and remittance procedure to pay the purchase price as provided in Section 7(b)(iv).

          (b) Exercise of Option Following Termination of Continuous Service.

               (i) An Option may not be exercised after the termination date of such Option set forth in the Option Agreement and may be exercised following the termination of a Grantee's Continuous Service only to the extent provided in the Option Agreement.

               (ii) Where the Option Agreement permits a Grantee to exercise an Option following the termination of the Grantee's Continuous Service for a specified period, the Option shall terminate to the extent not exercised on the last day of the specified period or the last day of the original term of the Option, whichever occurs first.

               (iii) Any Option designated as an Incentive Share Option to the extent not exercised within the time permitted by law for the exercise of Incentive Share Options following the termination of a Grantee's Continuous Service shall convert automatically to a Non-Qualified Share Option and thereafter shall be exercisable as such to the extent exercisable by its terms for the period specified in the Option Agreement.

     9. Conditions Upon Issuance of Shares.

          (a) Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Shares pursuant thereto shall comply with all Applicable Laws, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

          (b) As a condition to the exercise of an Option, the Company may require the person exercising such Option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any Applicable Laws.

     10. Adjustments Upon Changes in Capitalization. Subject to any required action by the shareholders of the Company, the number of Shares covered by each outstanding Option, and the number of Ordinary Shares which have been authorized for issuance under the Plan but as to which no Options have yet been granted or which have been returned to the Plan, the exercise price of each such outstanding Option, as well as any other terms that the Administrator determines require adjustment shall be proportionately adjusted for (i) any increase or decrease in the number of issued Ordinary Shares resulting from a share split, reverse share split, share dividend, combination or reclassification of the Ordinary Shares, or similar transaction affecting the Ordinary Shares, (ii) any other increase or decrease in the number of issued Ordinary Shares effected without receipt of consideration by the Company, or (iii) as the Administrator may determine in its discretion, any other transaction with respect to Ordinary Shares including a corporate merger, consolidation, acquisition of property or shares, separation (including a spin-off or other distribution of shares or property), reorganization, liquidation (whether partial or complete) or any similar transaction; provided, however that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." In the event of any distribution of cash or other assets to shareholders other than a normal cash dividend, the Administrator may also, in its discretion, make adjustments in connection with the events described in (i) - (iii) of this Section 10 or substitute, exchange or grant Options with respect to the shares of a Related Entity (collectively "adjustments"). In determining adjustments to be made under this Section 10, the Administrator may take into account such factors as it deems appropriate, including (x) the restrictions of Applicable Law, (y) the potential tax, accounting or other consequences of an adjustment and (z) the possibility that some Grantees might receive an adjustment and a distribution or other unintended benefit, and in light of such factors or circumstances may make adjustments that are not uniform or proportionate among outstanding Options, modify vesting dates, defer the delivery of share certificates or make other equitable adjustments. Any such adjustments to outstanding Options will be effected in a manner that precludes the material enlargement of rights and benefits under such Options. Adjustments, if any, and any determinations or interpretations, including any determination of whether a distribution is other than a normal cash dividend, shall be made by the Administrator and its determination shall be final, binding and conclusive. In connection with the foregoing adjustments, the Administrator may, in its discretion, prohibit the exercise of Options during certain periods of time. Except as the Administrator determines, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Option.

     11. Corporate Transactions. Effective upon the consummation of a Corporate Transaction, all outstanding Options under the Plan shall terminate. However, all such Options shall not terminate to the extent they are Assumed in connection with the Corporate Transaction.

     12. Effective Date and Term of Plan. The Plan shall become effective upon the later to occur of (a) the Adoption Date and (b) the Hong Kong Listing Date. It shall continue in effect for a term of ten (10) years unless terminated earlier.

     13. Amendment, Suspension or Termination of the Plan.

          (a) The Board may at any time amend, suspend or terminate the Plan; provided, however, that no such amendment shall be made without the approval of the Company's shareholders to the extent such approval is required by Applicable Laws, or if such amendment would lessen the shareholder approval requirements of
Section 4(b)(vi) or this Section 13(a).

          (b) No Option may be granted during any suspension of the Plan or after termination of the Plan.

          (c) No suspension or termination of the Plan (including termination of the Plan under Section 12, above) shall adversely affect any rights under Options already granted to a Grantee.

     14. Reservation of Ordinary Shares.

          (a) The Company, during the term of the Plan, will at all times reserve and keep available such number of Ordinary Shares as shall be sufficient to satisfy the requirements of the Plan.

          (b) The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Ordinary Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Ordinary Shares as to which such requisite authority shall not have been obtained.

     15. No Effect on Terms of Employment/Consulting Relationship. The Plan shall not confer upon any Grantee any right with respect to the Grantee's Continuous Service, nor shall it interfere in any way with his or her right or the right of the Company or any Related Entity to terminate the Grantee's Continuous Service at any time, with or without Cause, and with or without notice. The ability of the Company or any Related Entity to terminate the employment of a Grantee who is employed at will is in no way affected by its determination that the Grantee's Continuous Service has been terminated for Cause for the purposes of this Plan.

     16. No Effect on Retirement and Other Benefit Plans. Except as specifically provided in a retirement or other benefit plan of the Company or a Related Entity, Options shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or a Related Entity, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is related to level of compensation. The Plan is not a "Retirement Plan" or "Welfare Plan" under the Employee Retirement Income Security Act of 1974, as amended.

     17. Unfunded Obligation. Grantees shall have the status of general unsecured creditors of the Company. Any amounts payable to Grantees pursuant to the Plan shall be unfunded and unsecured obligations for all purposes, including, without limitation, Title I of the Employee Retirement Income Security Act of 1974, as amended. Neither the Company nor any Related Entity shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Grantee account shall not create or constitute a trust or fiduciary relationship between the Administrator, the Company or any Related Entity and a Grantee, or otherwise create any vested or beneficial interest in any Grantee or the Grantee's creditors in any assets of the Company or a Related Entity. The Grantees shall have no claim against the Company or any Related Entity for any changes in the value of any assets that may be invested or reinvested by the Company with respect to the Plan.

     18. Governing Law. The Plan and all Awards granted hereunder shall be governed by and construed in accordance with the laws of Hong Kong.

     19. Construction. Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise.

                                                                       Exhibit C

                         O2 MICRO INTERNATIONAL LIMITED

                            2005 SHARE INCENTIVE PLAN

     1. Purposes of the Plan. The purposes of this Plan are to attract and retain the best available personnel, to provide additional incentives to Employees, Directors and Consultants and to promote the success of the Company's business.

     2. Definitions. The following definitions shall apply as used herein and in the individual Award Agreements except as defined otherwise in an individual Award Agreement. In the event a term is separately defined in an individual Award Agreement, such definition shall supercede the definition contained in this Section 2.

          (a) "Administrator" means the Board or any of the Committees appointed to administer the Plan.

          (b) "Adoption Date" means the date on which this Plan is adopted by resolution of the shareholders of the Company.

          (c) "ADS" means an American Depositary Share of the Company, each of which represents fifty (50) Ordinary Shares.

          (d) "Applicable Laws" means the legal requirements relating to the Plan and the Awards under applicable provisions of the corporate and securities laws of the Cayman Islands, the Code, the rules of any applicable stock exchange or national market system, and the laws and rules of any jurisdiction applicable to Awards granted to residents therein.

          (e) "Assumed" means that pursuant to a Corporate Transaction either
(i) the Award is expressly affirmed by the Company or (ii) the contractual obligations represented by the Award are expressly assumed (and not simply by operation of law) by the successor entity or its Parent in connection with the Corporate Transaction with appropriate adjustments to the number and type of securities of the successor entity or its Parent subject to the Award and the exercise or purchase price thereof which at least preserves the compensation element of the Award existing at the time of the Corporate Transaction as determined in accordance with the instruments evidencing the agreement to assume the Award.

          (f) "Award" means the grant of an SAR, Dividend Equivalent Right, Restricted Share, Restricted Share Unit or other right or benefit under the Plan.

          (g) "Award Agreement" means the written agreement evidencing the grant of an Award executed by the Company and the Grantee, including any amendments thereto.

          (h) "Board" means the Board of Directors of the Company.

          (i) "Cause" means, with respect to the termination by the Company or a Related Entity of the Grantee's Continuous Service, that such termination is for "Cause" as such term (or word of like import) is expressly defined in a then-effective written agreement between the Grantee and the Company or such Related Entity, or in the absence of such then-effective written agreement and definition, is based on, in the determination of the Administrator, the Grantee's: (i) performance of any act or failure to perform any act in bad faith and to the detriment of the Company or a Related Entity;
(ii) dishonesty, intentional misconduct or material breach of any agreement with the Company or a Related Entity; or (iii) commission of a crime involving dishonesty, breach of trust, or physical or emotional harm to any person; provided, however, that with regard to any agreement that defines "Cause" on the occurrence of or in connection with a Corporate Transaction, such definition of "Cause" shall not apply until a Corporate Transaction actually occurs.

          (j) "Code" means the Internal Revenue Code of 1986, as amended.

          (k) "Committee" means any committee composed of members of the Board appointed by the Board to administer the Plan.

          (l) "Company" means O2 Micro International Limited, a Cayman Islands Company, or any successor entity that adopts the Plan in connection with a Corporate Transaction.

          (m) "Consultant" means any person (other than an Employee or a Director, solely with respect to rendering services in such person's capacity as a Director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity.

          (n) "Continuous Service" means that the provision of services to the Company or a Related Entity in any capacity of Employee, Director or Consultant is not interrupted or terminated. In jurisdictions requiring notice in advance of an effective termination as an Employee, Director or Consultant, Continuous Service shall be deemed terminated upon the actual cessation of providing services to the Company or a Related Entity notwithstanding any required notice period that must be fulfilled before a termination as an Employee, Director or Consultant can be effective under Applicable Laws. A Grantee's Continuous Service shall be deemed to have terminated either upon an actual termination of Continuous Service or upon the entity for which the Grantee provides services ceasing to be a Related Entity. Continuous Service shall not be considered interrupted in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Related Entity, or any successor, in any capacity of Employee, Director or Consultant, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of Employee, Director or Consultant (except as otherwise provided in the Award Agreement). An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave.

          (o) "Corporate Transaction" means any of the following transactions, provided, however, that the Administrator shall determine under parts (iv) and
(v) whether multiple transactions are related, and its determination shall be final, binding and conclusive:

               (i) a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which the Company is incorporated;

               (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company;

               (iii) the complete liquidation or dissolution of the Company;

               (iv) any reverse merger or series of related transactions culminating in a reverse merger (including, but not limited to, a tender offer followed by a reverse merger) in which the Company is the surviving entity but
(A) the Ordinary Shares outstanding immediately prior to such merger are converted or exchanged by virtue of the merger into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than forty percent (40%) of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger or the initial transaction culminating in such merger, but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction; or

               (v) an acquisition in a single or series of related transactions by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction.

          (p) "Director" means a member of the Board or the board of directors of any Related Entity.

          (q) "Disability" means as defined under the long-term disability policy of the Company or the Related Entity to which the Grantee provides services regardless of whether the Grantee is covered by such policy. If the Company or the Related Entity to which the Grantee provides service does not have a long-term disability plan in place, "Disability" means that a Grantee is unable to carry out the responsibilities and functions of the position held by the Grantee by reason of any medically determinable physical or mental impairment for a period of not less than ninety (90) consecutive days. A Grantee will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Administrator in its discretion.

          (r) "Dividend Equivalent Right" means a right entitling the Grantee to compensation measured by dividends paid with respect to Ordinary Shares.

          (s) "Employee" means any person, including an Officer or Director, who is in the employ of the Company or any Related Entity, subject to the control and direction of the Company or any Related Entity as to both the work to be performed and the manner and method of performance. The payment of a director's fee by the Company or a Related Entity shall not be sufficient to constitute "employment" by the Company.

          (t) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

          (u) "Fair Market Value" means, as of any date, the value of Shares determined as follows:

               (i) If the Shares are listed on one or more established stock exchanges or national market systems, including without limitation The Stock Exchange of Hong Kong Limited, The Nasdaq National Market or The Nasdaq SmallCap Market of The Nasdaq Stock Market, their Fair Market Value shall be the closing sales price for such Shares (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Shares are listed (as determined by the Administrator) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported in The Wall Street Journal, The Asian Wall Street Journal or such other source as the Administrator deems reliable;

               (ii) If the Shares are regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, their Fair Market Value shall be the closing sales price for such Shares as quoted on such system or by such securities dealer on the date of determination, but if selling prices are not reported, the Fair Market Value of a Share shall be the mean between the high bid and low asked prices for the Shares on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal, The Asian Wall Street Journal or such other source as the Administrator deems reliable; or

               (iii) In the absence of an established market for the Shares of the type described in (i) and (ii), above, the Fair Market Value thereof shall be determined by the Administrator in good faith.

          (v) "Grantee" means an Employee, Director or Consultant who receives an Award under the Plan.

          (w) "Hong Kong Listing Date" means the date the Company's Ordinary Shares are first listed on The Stock Exchange of Hong Kong Limited.

          (x) "Officer" means a person who is an officer of the Company or a Related Entity within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

          (y) "Ordinary Share" means an ordinary share of the Company.

          (z) "Parent" means a "parent corporation", whether now or hereafter existing, as defined in Section 424(e) of the Code.

          (aa) "Plan" means this 2005 Share Incentive Plan.

          (bb) "Related Entity" means any Parent or Subsidiary of the Company and any business, corporation, partnership, limited liability company or other entity in which the Company or a Parent or a Subsidiary of the Company holds a substantial ownership interest, directly or indirectly.

          (cc) "Replaced" means that pursuant to a Corporate Transaction the Award is replaced with a comparable share award or a cash incentive program of the Company, the successor entity (if applicable) or Parent of either of them which preserves the compensation element of such Award existing at the time of the Corporate Transaction and provides for subsequent payout in accordance with the same (or a more favorable) vesting schedule applicable to such Award. The determination of Award comparability shall be made by the Administrator and its determination shall be final, binding and conclusive.

          (dd) "Restricted Shares" means Shares issued under the Plan to the Grantee for such consideration, if any, and subject to such restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions, and other terms and conditions as established by the Administrator.

          (ee) "Restricted Share Units" means an Award which may be earned in whole or in part upon the passage of time or the attainment of performance criteria established by the Administrator and which may be settled for cash, Shares or other securities or a combination of cash, Shares or other securities as established by the Administrator.

          (ff) "Rule 16b-3" means Rule 16b-3 promulgated under the Exchange Act or any successor thereto.

          (gg) "SAR" means a shares appreciation right entitling the Grantee to Shares or cash compensation, as established by the Administrator, measured by appreciation in the value of Shares.

          (hh) "Share" means an Ordinary Share or ADS of the Company.

          (ii) "Subsidiary" means a "subsidiary corporation", whether now or hereafter existing, as defined in Section 424(f) of the Code.

     3. Shares Subject to the Plan.

          (a) Subject to the provisions of Section 10, below, the maximum aggregate number of Ordinary Shares which may be issued pursuant to all Awards is 1,500,000 Ordinary Shares. In addition, Dividend Equivalent Rights shall be payable solely in cash and therefore the issuance of Dividend Equivalent Rights shall not be deemed to reduce the maximum aggregate number of Ordinary Shares which may be issued under the Plan.

          (b) For purposes of calculating the number of Ordinary Shares issued under the Plan, the issuance of an ADS shall be deemed to be equal to a number of Ordinary Shares determined by multiplying (i) the number of ADSs issued by
(ii) the ADS Multiplier. For purposes of the previous sentence, "ADS Multiplier" means the number of Ordinary Shares corresponding to one (1) ADS.

          (c) Any Ordinary Shares covered by an Award (or portion of an Award) which is forfeited, canceled or expires (whether voluntarily or involuntarily) shall be deemed not to have been issued for purposes of determining the maximum aggregate number of Ordinary Shares which may be issued under the Plan. Ordinary Shares that have been issued under the

Plan pursuant to an Award shall not be returned to the Plan and shall not become available for future issuance under the Plan, except that, if unvested Ordinary Shares are forfeited, such Ordinary Shares shall become available for future grant under the Plan. To the extent not prohibited by Applicable Law, the HK Listing Rules and the listing requirements of The Nasdaq National Market (or other established stock exchange or national market system on which the Ordinary Shares are traded), any Ordinary Shares covered by an Award which are surrendered (i) in payment of the Award purchase price or (ii) in satisfaction of tax withholding obligations incidental to the exercise of an Award shall be deemed not to have been issued for the purpose of determining the maximum number of Ordinary Shares which may be issued pursuant to all Awards under the Plan, unless otherwise determined by the Administrator.

     4. Administration of the Plan.

          (a) Plan Administrator.

               (i) Administration with Respect to Directors and Officers. With respect to grants of Awards to Directors or Employees who are also Officers or Directors of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws and to permit such grants and related transactions under the Plan to be exempt from Section 16(b) of the Exchange Act in accordance with Rule 16b-3. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board.

               (ii) Administration With Respect to Consultants and Other Employees. With respect to grants of Awards to Employees or Consultants who are neither Directors nor Officers of the Company, the Plan shall be administered by
(A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. The Board may authorize one or more Officers to grant such Awards and may limit such authority as the Board determines from time to time.

               (iii) Administration Errors. In the event an Award is granted in a manner inconsistent with the provisions of this subsection (a), such Award shall be presumptively valid as of its grant date to the extent permitted by the Applicable Laws.

          (b) Powers of the Administrator. Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Administrator hereunder), and except as otherwise provided by the Board, the Administrator shall have the authority, in its discretion:

               (i) to select the Employees, Directors and Consultants to whom Awards may be granted from time to time hereunder;

               (ii) to determine whether and to what extent Awards are granted hereunder;

               (iii) to determine the number of Shares or the amount of other consideration to be covered by each Award granted hereunder;

               (iv) to approve forms of Award Agreements for use under the Plan;

               (v) to determine the terms and conditions of any Award granted hereunder;

               (vi) to amend the terms of any outstanding Award granted under the Plan, provided that any amendment that would adversely affect the Grantee's rights under an outstanding Award shall not be made without the Grantee's written consent;

               (vii) to construe and interpret the terms of the Plan and Awards, including without limitation, any notice of award or Award Agreement granted pursuant to the Plan;

               (viii) to grant Awards to Employees, Directors and Consultants employed outside the United States on such terms and conditions different from those specified in the Plan as may, in the judgment of the Administrator, be necessary or desirable to further the purpose of the Plan; and

               (ix) to take such other action, not inconsistent with the terms of the Plan, as the Administrator deems appropriate.

The express grant in the Plan of any specific power to the Administrator shall not be construed as limiting any power or authority of the Administrator; provided that the Administrator may not exercise any right or power reserved to the Board. Any decision made, or action taken, by the Administrator or in connection with the administration of this Plan shall be final, conclusive and binding on all persons having an interest in the Plan.

          (c) Indemnification. In addition to such other rights of indemnification as they may have as members of the Board or as Officers or Employees of the Company or a Related Entity, members of the Board and any Officers or Employees of the Company or a Related Entity to whom authority to act for the Board, the Administrator or the Company is delegated shall be defended and indemnified by the Company to the extent permitted by law on an after-tax basis against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any claim, investigation, action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any Award granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by the Company) or paid by them in satisfaction of a judgment in any such claim, investigation, action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such claim, investigation, action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct; provided, however, that within thirty (30) days after the institution of such claim, investigation, action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at the Company's expense to defend the same.

     5. Eligibility. Awards may be granted to Employees, Directors and Consultants. An Employee, Director or Consultant who has been granted an Award may, if otherwise eligible, be granted additional Awards.

     6. Terms and Conditions of Awards.

          (a) Types of Awards. The Administrator is authorized under the Plan to award any type of arrangement to an Employee, Director or Consultant that is not inconsistent with the provisions of the Plan and that by its terms involves or might involve the issuance of (i) Shares, (ii) cash or (iii) a SAR or similar right with a fixed or variable price related to the Fair Market Value of the Shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. Such awards include, without limitation, SARs, sales or bonuses of Restricted Shares, Restricted Share Units or Dividend Equivalent Rights, and an Award may consist of one such security or benefit, or two (2) or more of them in any combination or alternative.

          (b) Designation of Award. Each Award shall be designated in the Award Agreement.

          (c) Conditions of Award. Subject to the terms of the Plan, the Administrator shall determine the provisions, terms, and conditions of each Award including, but not limited to, the Award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon settlement of the Award, payment contingencies, and satisfaction of any performance criteria. The performance criteria established by the Administrator may be based on any one of, or combination of, the following: (i) increase in share price, (ii) earnings per share, (iii) total shareholder return, (iv) operating margin, (v) gross margin,
(vi) return on equity, (vii) return on assets, (viii) return on investment, (ix) operating income, (x) net operating income, (xi) pre-tax profit, (xii) cash flow, (xiii) revenue, (xiv) expenses, (xv) earnings before interest, taxes and depreciation, (xvi) economic value added and (xvii) market share. The performance criteria may be applicable to the Company, Related Entities and/or any individual business units of the Company or any Related Entity. Partial achievement of the specified criteria may result in a payment or vesting corresponding to the degree of achievement as specified in the Award Agreement.

          (d) Acquisitions and Other Transactions. The Administrator may issue Awards under the Plan in settlement, assumption or substitution for, outstanding awards or obligations to grant future awards in connection with the Company or a Related Entity acquiring another entity, an interest in another entity or an additional interest in a Related Entity whether by merger, share purchase, asset purchase or other form of transaction.

          (e) Deferral of Award Payment. The Administrator may establish one or more programs under the Plan to permit selected Grantees the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of performance criteria, or other event that absent the election would entitle the Grantee to payment or receipt of Shares or other consideration under an Award. The Administrator may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, Shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Administrator deems advisable for the administration of any such deferral program.

          (f) Separate Programs. The Administrator may establish one or more separate programs under the Plan for the purpose of issuing particular forms of Awards to one or more classes of Grantees on such terms and conditions as determined by the Administrator from time to time.

          (g) Term of Award. The term of each Award shall be the term stated in the Award Agreement, provided, however, that the term of an Award shall be no more than ten (10) years from the date of grant thereof. Notwithstanding the foregoing, the specified term of any Award shall not include any period for which the Grantee has elected to defer the receipt of the Shares or cash issuable pursuant to the Award.

          (h) Transferability of Awards. Awards shall be transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the Grantee, to the extent and in the manner authorized by the Administrator. Notwithstanding the foregoing, the Grantee may designate one or more beneficiaries of the Grantee's Award in the event of the Grantee's death on a beneficiary designation form provided by the Administrator.

          (i) Time of Granting Awards. The date of grant of an Award shall for all purposes be the date on which the Administrator makes the determination to grant such Award, or such other later date as is determined by the Administrator.

     7. Award Purchase Price, Consideration and Taxes.

          (a) Purchase Price. The purchase price, if any, for an Award shall be as follows:

               (i) In the case of SARs, the base appreciation amount shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

               (ii) In the case of other Awards, such price as is determined by the Administrator.

               (iii) Notwithstanding the foregoing provisions of this Section 7(a), in the case of an Award issued pursuant to Section 6(d), above, the purchase price for the Award shall be determined in accordance with the provisions of the relevant instrument evidencing the agreement to issue such Award.

          (b) Consideration. Subject to Applicable Laws, the consideration to be paid for the Shares to be issued upon exercise or purchase of an Award including the method of payment, shall be determined by the Administrator. In addition to any other types of consideration the Administrator may determine, the Administrator is authorized to accept as consideration for Shares issued under the Plan the following:

               (i) cash;

               (ii) check;

               (iii) surrender of Shares or delivery of a properly executed form of attestation of ownership of Shares as the Administrator may require which have a Fair Market Value on the date of surrender or attestation equal to the aggregate purchase price of the Shares as to which said Award shall be exercised, provided, however, that Shares acquired under the Plan or any other equity compensation plan or agreement of the Company must have been held by the Grantee for a period of more than six (6) months (and not used for another Award exercise by attestation during such period); or

               (iv) any combination of the foregoing methods of payment.

The Administrator may at any time or from time to time, by adoption of or by amendment to the standard forms of Award Agreement described in Section 4(b)(iv), or by other means, grant Awards which do not permit all of the foregoing forms of consideration to be used in payment for the Shares or which otherwise restrict one or more forms of consideration.

          (c) Taxes. No Shares shall be delivered under the Plan to any Grantee or other person until such Grantee or other person has made arrangements acceptable to the Administrator for the satisfaction of any income, employment or other tax withholding obligations, including, without limitation, obligations incidental to the receipt of Shares. Upon exercise or vesting of an Award, the Company shall withhold or collect from Grantee an amount sufficient to satisfy such tax obligations, including, but not limited to, by surrender of the whole number of Shares covered by the Award sufficient to satisfy the minimum applicable tax withholding obligations incidental to the exercise or vesting of an Award.

     8. Exercise of Award.

          (a) Procedure for Exercise.

               (i) Any Award granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the Plan and specified in the Award Agreement.

               (ii) An Award shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Award by the person entitled to exercise the Award and full payment for the Shares with respect to which the Award is exercised has been made, including, to the extent selected, use of the broker-dealer sale and remittance procedure to pay the purchase price as provided in Section 7(b)(iv).

          (b) Exercise of Award Following Termination of Continuous Service.

               (i) An Award may not be exercised after the termination date of such Award set forth in the Award Agreement and may be exercised following the termination of a Grantee's Continuous Service only to the extent provided in the Award Agreement.

               (ii) Where the Award Agreement permits a Grantee to exercise an Award following the termination of the Grantee's Continuous Service for a specified period, the

Award shall terminate to the extent not exercised on the last day of the specified period or the last day of the original term of the Award, whichever occurs first.

     9. Conditions Upon Issuance of Shares.

          (a) Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares pursuant thereto shall comply with all Applicable Laws, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

          (b) As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any Applicable Laws.

     10. Adjustments Upon Changes in Capitalization. Subject to any required action by the shareholders of the Company, the number of Shares covered by each outstanding Award, and the number of Ordinary Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan, the purchase price of each such outstanding Award, as well as any other terms that the Administrator determines require adjustment shall be proportionately adjusted for (i) any increase or decrease in the number of issued Ordinary Shares resulting from a share split, reverse share split, share dividend, combination or reclassification of the Ordinary Shares, or similar transaction affecting the Ordinary Shares, (ii) any other increase or decrease in the number of issued Ordinary Shares effected without receipt of consideration by the Company, or (iii) as the Administrator may determine in its discretion, any other transaction with respect to Ordinary Shares including a corporate merger, consolidation, acquisition of property or shares, separation (including a spin-off or other distribution of shares or property), reorganization, liquidation (whether partial or complete) or any similar transaction; provided, however that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." In the event of any distribution of cash or other assets to shareholders other than a normal cash dividend, the Administrator may also, in its discretion, make adjustments in connection with the events described in (i) - (iii) of this Section 10 or substitute, exchange or grant Awards with respect to the shares of a Related Entity (collectively "adjustments"). In determining adjustments to be made under this Section 10, the Administrator may take into account such factors as it deems appropriate, including (x) the restrictions of Applicable Law, (y) the potential tax, accounting or other consequences of an adjustment and (z) the possibility that some Grantees might receive an adjustment and a distribution or other unintended benefit, and in light of such factors or circumstances may make adjustments that are not uniform or proportionate among outstanding Awards, modify vesting dates, defer the delivery of share certificates or make other equitable adjustments. Any such adjustments to outstanding Awards will be effected in a manner that precludes the material enlargement of rights and benefits under such Awards. Adjustments, if any, and any determinations or interpretations, including any determination of whether a distribution is other than a normal cash dividend, shall be made by the Administrator and its determination shall be final, binding and conclusive. In connection with the foregoing adjustments, the Administrator may, in its discretion, prohibit the exercise of

Awards during certain periods of time. Except as the Administrator determines, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Award.

     11. Corporate Transactions. Effective upon the consummation of a Corporate Transaction, all outstanding Awards under the Plan shall terminate. However, all such Awards shall not terminate to the extent they are Assumed in connection with the Corporate Transaction.

     12. Effective Date and Term of Plan. The Plan shall become effective upon the later to occur of (a) the Adoption Date and (b) the Hong Kong Listing Date. It shall continue in effect for a term of ten (10) years unless terminated earlier.

     13. Amendment, Suspension or Termination of the Plan.

          (a) The Board may at any time amend, suspend or terminate the Plan; provided, however, that no such amendment shall be made without the approval of the Company's shareholders to the extent such approval is required by Applicable Laws.

          (b) No Award may be granted during any suspension of the Plan or after termination of the Plan.

          (c) No suspension or termination of the Plan (including termination of the Plan under Section 12, above) shall adversely affect any rights under Awards already granted to a Grantee.

     14. Reservation of Ordinary Shares.

          (a) The Company, during the term of the Plan, will at all times reserve and keep available such number of Ordinary Shares as shall be sufficient to satisfy the requirements of the Plan.

          (b) The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Ordinary Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Ordinary Shares as to which such requisite authority shall not have been obtained.

     15. No Effect on Terms of Employment/Consulting Relationship. The Plan shall not confer upon any Grantee any right with respect to the Grantee's Continuous Service, nor shall it interfere in any way with his or her right or the right of the Company or any Related Entity to terminate the Grantee's Continuous Service at any time, with or without Cause, and with or without notice. The ability of the Company or any Related Entity to terminate the employment of a Grantee who is employed at will is in no way affected by its determination that the Grantee's Continuous Service has been terminated for Cause for the purposes of this Plan.

     16. No Effect on Retirement and Other Benefit Plans. Except as specifically provided in a retirement or other benefit plan of the Company or a Related Entity, Awards shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or a Related Entity, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is related to level of compensation. The Plan is not a "Retirement Plan" or "Welfare Plan" under the Employee Retirement Income Security Act of 1974, as amended.

     17. Unfunded Obligation. Grantees shall have the status of general unsecured creditors of the Company. Any amounts payable to Grantees pursuant to the Plan shall be unfunded and unsecured obligations for all purposes, including, without limitation, Title I of the Employee Retirement Income Security Act of 1974, as amended. Neither the Company nor any Related Entity shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Grantee account shall not create or constitute a trust or fiduciary relationship between the Administrator, the Company or any Related Entity and a Grantee, or otherwise create any vested or beneficial interest in any Grantee or the Grantee's creditors in any assets of the Company or a Related Entity. The Grantees shall have no claim against the Company or any Related Entity for any changes in the value of any assets that may be invested or reinvested by the Company with respect to the Plan.

     18. Governing Law. The Plan and all Options granted hereunder shall be governed by and construed in accordance with the laws of Hong Kong.

     19. Construction. Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise.

                                                                       Exhibit D

================================================================================

                                     FORM OF

                           O2MICRO INTERNATIONAL LTD.

                                       AND

                              THE BANK OF NEW YORK

                                  as Depositary

                                       AND

          OWNERS AND BENEFICIAL OWNERS OF AMERICAN DEPOSITARY
                                    RECEIPTS

                                Deposit Agreement

                          Dated as of ____________, 2005


================================================================================

                            FORM OF DEPOSIT AGREEMENT

          DEPOSIT AGREEMENT dated as of _______________, 2005 among O2MICRO INTERNATIONAL LTD., incorporated under the laws of the Cayman Islands (herein called the Company), THE BANK OF NEW YORK, a New York banking corporation (herein called the Depositary), and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued hereunder.

                              W I T N E S S E T H :

          WHEREAS, the Company desires to provide, as hereinafter set forth in this Deposit Agreement, for the deposit of Shares (as hereinafter defined) of the Company from time to time with the Depositary or with the Custodian (as hereinafter defined) as agent of the Depositary for the purposes set forth in this Deposit Agreement, for the creation of American Depositary Shares representing the Shares so deposited and for the execution and delivery of American Depositary Receipts evidencing the American Depositary Shares; and

          WHEREAS, the American Depositary Receipts are to be substantially in the form of Exhibit A annexed hereto, with appropriate insertions, modifications and omissions, as hereinafter provided in this Deposit Agreement;

          NOW, THEREFORE, in consideration of the premises, it is agreed by and between the parties hereto as follows:

ARTICLE 1. DEFINITIONS.

          The following definitions shall for all purposes, unless otherwise clearly indicated, apply to the respective terms used in this Deposit Agreement:

     SECTION 1.1 American Depositary Shares.
          The term "American Depositary Shares" shall mean the securities representing the interests in the Deposited Securities and evidenced by the Receipts issued hereunder. Each American Depositary Share shall represent the number of Shares specified in Exhibit A annexed hereto, until there shall occur a distribution upon Deposited Securities covered by Section 4.3 or a change in Deposited Securities covered by Section 4.8 with respect to which additional Receipts are not executed and delivered, and thereafter American Depositary Shares shall evidence the amount of Shares or Deposited Securities specified in such Sections.

     SECTION 1.2 Article; Section.
          Wherever references are made in this Deposit Agreement to an "Article" or "Articles" or to a "Section" or "Sections", such references shall mean an article or articles or a section or sections of this Deposit Agreement, unless otherwise required by the context.

     SECTION 1.3 Beneficial Owner.
          The term "Beneficial Owner" shall mean each person owning from time to time any beneficial interest in the American Depositary Shares evidenced by any Receipt.

     SECTION 1.4 Commission.
          The term "Commission" shall mean the Securities and Exchange Commission of the United States or any successor governmental agency in the United States.

     SECTION 1.5 Company.
          The term "Company" shall mean O2Micro International Ltd., incorporated under the laws of the Cayman Islands, and its successors.

     SECTION 1.6 Consultation.
          The term "Consultation" shall mean the good faith attempt by the Depositary to discuss, if practicable, the relevant issue in a timely manner with a person reasonably believed by the Depositary to be empowered by the Company to engage in such discussion on behalf of the Company.

     SECTION 1.7 Custodian.
          The term "Custodian" shall mean the principal Hong Kong office of The Hongkong and Shanghai Banking Corporation Limited, as agent of the Depositary for the purposes of this Deposit Agreement, and any other firm or corporation which may hereafter be appointed by the Depositary pursuant to the terms of
Section 5.5, as substitute or additional custodian or custodians hereunder, as the context shall require and shall also mean all of them collectively.

     SECTION 1.8 Delivery; Surrender.
          (a) The term "deliver", or its noun form, when used with respect to Shares, shall mean (i) one or more book-entry transfers to an account or accounts maintained with a depository institution authorized under applicable law to effect book-entry transfers of such securities or (ii) the physical transfer of certificates representing Shares.

          (b) The term "deliver", or its noun form, when used with respect to Receipts, shall mean (i) one or more book-entry transfers of American Depositary Shares to an account or accounts at The Depository Trust Company ("DTC") designated by the person entitled to such delivery or (ii) if requested by the person entitled to such delivery, delivery at the Corporate Trust Office of the Depositary of one or more Receipts. The term "surrender", when used with respect to Receipts, shall mean (i) one or more book-entry transfers of American Depositary Shares to the DTC account of the Depositary or (ii) surrender to the Depositary at its Corporate Trust Office of one or more Receipts.

     SECTION 1.9 Deposit Agreement.
          The term "Deposit Agreement" shall mean this Agreement, as the same may be amended from time to time in accordance with the provisions hereof.

     SECTION 1.10 Depositary; Corporate Trust Office.
          The term "Depositary" shall mean The Bank of New York, a New York banking corporation and any successor as depositary hereunder. The term "Corporate Trust Office", when used with respect to the Depositary, shall mean the office of the Depositary which at the date of this Agreement is 101 Barclay Street, New York, New York, 10286.

     SECTION 1.11 Deposited Securities.
          The term "Deposited Securities" as of any time shall mean Shares at such time deposited or deemed to be deposited under this Deposit Agreement and any and all other securities, property and cash received by the Depositary or the Custodian in respect thereof and at such time held hereunder, subject as to cash to the provisions of Section 4.5.

     SECTION 1.12 Dollars.
          The term "Dollars" shall mean United States dollars.

     SECTION 1.13 Foreign Registrar.
          The term "Foreign Registrar" shall mean the entity that presently carries out the duties of registrar for the Shares or any successor as registrar for the Shares and any other appointed agent of the Company for the transfer and registration of Shares.

     SECTION 1.14 Owner.
          The term "Owner" shall mean the person in whose name a Receipt is registered on the books of the Depositary maintained for such purpose.

     SECTION 1.15 Receipts.
          The term "Receipts" shall mean the American Depositary Receipts issued hereunder evidencing American Depositary Shares.

     SECTION 1.16 Registrar.
          The term "Registrar" shall mean any bank or trust company having an office in the Borough of Manhattan, The City of New York, which shall be appointed by the Depositary to register Receipts and transfers of Receipts as herein provided.

     SECTION 1.17 Restricted Securities.
          The term "Restricted Securities" shall mean Shares, or Receipts representing such Shares, which are acquired directly or indirectly from the Company or its affiliates (as defined in Rule 144 under the Securities Act) in a transaction or chain of transactions not involving any public offering or which are subject to resale limitations under Regulation D under that Act or both, or which are held directly or indirectly by an officer, director (or persons performing similar functions) or other affiliate of the Company, or which would require registration under the Securities Act in connection with the public offer and sale thereof in the United States, or which are subject to other restrictions on sale or deposit under the laws of the United States, the Cayman Islands or Hong Kong, or under a shareholder agreement or the Memorandum and Articles of Association of the Company.

     SECTION 1.18 Securities Act.
          The term "Securities Act" shall mean the United States Securities Act of 1933, as from time to time amended.

     SECTION 1.19 Shares.
          The term "Shares" shall mean ordinary shares in registered form of the Company, heretofore validly issued and outstanding and fully paid, nonassessable and that were not issued in violation of any pre-emptive rights of the holders of outstanding Shares or hereafter validly issued and outstanding and fully paid, nonassessable and that were not issued in violation of any pre-emptive rights of the holders of outstanding Shares or interim certificates representing such Shares.

ARTICLE 2. FORM OF RECEIPTS, DEPOSIT OF SHARES, EXECUTION AND DELIVERY, TRANSFER
           AND SURRENDER OF RECEIPTS.

     SECTION 2.1 Form and Transferability of Receipts.

          Definitive Receipts shall be substantially in the form set forth in Exhibit A annexed to this Deposit Agreement, with appropriate insertions, modifications and omissions, as hereinafter provided. No Receipt shall be entitled to any benefits under this Deposit Agreement or be valid or obligatory for any purpose, unless such Receipt shall have been executed by the Depositary by the manual signature of a duly authorized signatory of the Depositary; provided, however, that such signature may be a facsimile if a Registrar for the Receipts shall have been appointed and such Receipts are countersigned by the manual or facsimile signature of a duly authorized officer of the Registrar. The Depositary shall maintain books on which each Receipt so executed and delivered as hereinafter provided and the transfer of each such Receipt shall be registered. Receipts bearing the manual or facsimile signature of a duly authorized signatory of the Depositary who was at any time a proper signatory of the Depositary shall bind the Depositary, notwithstanding that such signatory has ceased to hold such office prior to the execution and delivery of such Receipts by the Registrar or did not hold such office on the date of issuance of such Receipts.

          The Receipts may be endorsed with or have incorporated in the text thereof such legends or recitals or modifications not inconsistent with the provisions of this Deposit Agreement as may be required by the Depositary or required to comply with any applicable law or regulations thereunder or with the rules and regulations of any securities exchange upon which American Depositary Shares may be listed or to conform with any usage with respect thereto, or to indicate any special limitations or restrictions to which any particular Receipts are subject by reason of the date of issuance of the underlying Deposited Securities or otherwise.

          Title to a Receipt (and to the American Depositary Shares evidenced thereby), when properly endorsed or accompanied by proper instruments of transfer, shall be transferable by delivery with the same effect as in the case of a negotiable instrument under the laws of New York; provided, however, that the Depositary, notwithstanding any notice to the contrary, may treat the Owner thereof as the absolute owner thereof for the purpose of determining the person entitled to distribution of dividends or other distributions or to any notice provided for in this Deposit Agreement and for all other purposes, and neither the Depositary nor the Company shall have any obligation or be subject to any liability under the Deposit Agreement to any holder of a Receipt unless such holder is the Owner thereof.

     SECTION 2.2 Deposit of Shares.
          Subject to the terms and conditions of this Deposit Agreement, Shares or evidence of rights to receive Shares may be deposited by delivery thereof to any Custodian hereunder, accompanied by any appropriate instrument or instruments of transfer, or endorsement, in form satisfactory to the Custodian, together with all such certifications as may reasonably be required by the Depositary or the Custodian in accordance with the provisions of this Deposit Agreement, and, if the Depositary requires, together with a written order directing the Depositary to execute and deliver to, or upon the written order of, the person or persons stated in such order, a Receipt or Receipts for the number of American Depositary Shares representing such deposit. No Share shall be accepted for deposit unless accompanied by evidence satisfactory to the Depositary that any necessary approval has been granted by any governmental body in the Cayman Islands or Hong Kong which is then performing the function of the regulation of currency exchange. If required by the Depositary, Shares presented for deposit at any time, whether or not the transfer books of the Company or the Foreign Registrar, if applicable, are closed, shall also be accompanied by an agreement or assignment, or other instrument satisfactory to the Depositary, which will provide for the prompt transfer to the Custodian of any dividend, or right to subscribe for additional Shares or to receive other property which any person in whose name the Shares are or have been recorded may thereafter receive upon or in respect of such deposited Shares, or in lieu thereof, such agreement of indemnity or other agreement as shall be satisfactory to the Depositary.

          At the request and risk and expense of any person proposing to deposit Shares, and for the account of such person, the Depositary may receive certificates for Shares to be deposited, together with the other instruments herein specified, for the purpose of forwarding such Share certificates to the Custodian for deposit hereunder.

          Upon each delivery to a Custodian of a certificate or certificates for Shares to be deposited hereunder, together with the other documents above specified, such Custodian shall, as soon as transfer and recordation can be accomplished, present such certificate or certificates to the Company or the Foreign Registrar, if applicable, for transfer and recordation of the Shares being deposited in the name of the Depositary or its nominee or such Custodian or its nominee.

          Deposited Securities shall be held by the Depositary or by a Custodian for the account and to the order of the Depositary or at such other place or places as the Depositary shall determine.

     SECTION 2.3 Execution and Delivery of Receipts.
          Upon receipt by any Custodian of any deposit pursuant to Section 2.2 hereunder (and in addition, if the transfer books of the Company or the Foreign Registrar, if applicable, are open, the Depositary may in its sole discretion require a proper acknowledgment or other evidence from the Company that any Deposited Securities have been recorded upon the books of the Company or the Foreign Registrar, if applicable, in the name of the Depositary or its nominee or such Custodian or its nominee), together with the other documents required as above specified, such Custodian shall notify the Depositary of such deposit and the person or persons to whom or upon whose written order a Receipt or Receipts are deliverable in respect thereof and the number of American Depositary Shares to be evidenced thereby. Such notification shall be made by letter or, at the request, risk and expense of the person making the deposit, by cable, telex or facsimile transmission. Upon receiving such notice from such Custodian, or upon the receipt of Shares by the Depositary, the Depositary, subject to the terms and conditions of this Deposit Agreement, shall execute and deliver at its Corporate Trust Office, to or upon the order of the person or persons entitled thereto, a Receipt or Receipts, registered in the name or names and evidencing any authorized number of American Depositary Shares requested by such person or persons, but only upon payment to the Depositary of the fees and expenses of the Depositary for the execution and delivery of such Receipt or Receipts as provided in Section 5.9, and of all taxes and governmental charges and fees payable in connection with such deposit and the transfer of the Deposited Securities.

     SECTION 2.4 Transfer of Receipts; Combination and Split-up of Receipts.
          The Depositary, subject to the terms and conditions of this Deposit Agreement, shall register transfers of Receipts on its transfer books from time to time, upon any surrender of a Receipt, by the Owner in person or by a duly authorized attorney, properly endorsed or accompanied by proper instruments of transfer, and duly stamped as may be required by the laws of the State of New York and of the United States of America. Thereupon the Depositary shall execute a new Receipt or Receipts and deliver the same to or upon the order of the person entitled thereto.

          The Depositary, subject to the terms and conditions of this Deposit Agreement, shall upon surrender of a Receipt or Receipts for the purpose of effecting a split-up or combination of such Receipt or Receipts, execute and deliver a new Receipt or Receipts for any authorized number of American Depositary Shares requested, evidencing the same aggregate number of American Depositary Shares as the Receipt or Receipts surrendered.

          The Depositary may, upon at least 20 days' prior written notice to the Company, appoint one or more co-transfer agents for the purpose of effecting transfers, combinations and split-ups of Receipts at designated transfer offices on behalf of the Depositary. The Depositary may remove a co-transfer agent upon at least 20 days' prior written notice to the Company. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by Owners or persons entitled to Receipts and will be entitled to protection and indemnity to the same extent as the Depositary. The Depositary shall require each co-transfer agent it appoints under this Deposit Agreement to give notice in writing to the Depositary accepting that appointment and agreeing to abide by the applicable terms of this Deposit Agreement.

     SECTION 2.5 Surrender of Receipts and Withdrawal of Shares.

          Upon surrender at the Corporate Trust Office of the Depositary of a Receipt for the purpose of withdrawal of the Deposited Securities represented by the American Depositary Shares evidenced by such Receipt, and upon payment of the fee of the Depositary for the surrender of Receipts as provided in Section
5.9 and payment of all taxes and governmental charges payable in connection with such surrender and withdrawal of the Deposited Securities, and subject to the terms and conditions of this Deposit Agreement, the Owner of such Receipt shall be entitled to delivery, to him or upon his order, of the amount of Deposited Securities at the time represented by the American Depositary Shares evidenced by such Receipt. Delivery of such Deposited Securities may be made by the delivery of (a) certificates for Shares in the name of such Owner or as ordered by him or by certificates properly endorsed or accompanied by proper instruments of transfer to such Owner or as ordered by him and (b) any other securities, property and cash to which such Owner is then entitled in respect of such

Receipts to such Owner or as ordered by him. Such delivery shall be made, as hereinafter provided, without unreasonable delay.

          A Receipt surrendered for such purposes may be required by the Depositary to be properly endorsed in blank or accompanied by proper instruments of transfer in blank, and if the Depositary so requires, the Owner thereof shall execute and deliver to the Depositary a written order directing the Depositary to cause the Deposited Securities being withdrawn to be delivered to or upon the written order of a person or persons designated in such order. Thereupon the Depositary shall direct the Custodian to deliver at the office of such Custodian, subject to Sections 2.6, 3.1 and 3.2 and to the other terms and conditions of this Deposit Agreement, to or upon the written order of the person or persons designated in the order delivered to the Depositary as above provided, the amount of Deposited Securities represented by the American Depositary Shares evidenced by such Receipt, except that the Depositary may make delivery to such person or persons at the Corporate Trust Office of the Depositary of any dividends or distributions with respect to the Deposited Securities represented by the American Depositary Shares evidenced by such Receipt, or of any proceeds of sale of any dividends, distributions or rights, which may at the time be held by the Depositary.

          At the request, risk and expense of any Owner so surrendering a Receipt, and for the account of such Owner, the Depositary shall direct the Custodian to forward any cash or other property (other than rights) comprising, and forward a certificate or certificates, if applicable, and other proper documents of title for, the Deposited Securities represented by the American Depositary Shares evidenced by such Receipt to the Depositary for delivery at the Corporate Trust Office of the Depositary. Such direction shall be given by letter or, at the request, risk and expense of such Owner, by cable, telex or facsimile transmission.

     SECTION 2.6 Limitations on Execution and Delivery, Transfer and Surrender of Receipts.

          As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any Receipt or withdrawal of any Deposited Securities, the Depositary, Custodian or Registrar may require payment from the depositor of Shares or the presenter of the Receipt of a sum sufficient to reimburse it for any tax, stamp duty or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to Shares being deposited or withdrawn) and payment of any applicable fees as herein provided, may require the production of proof satisfactory to it as to the identity and genuineness of any signature and may also require compliance with any regulations the Depositary may establish consistent with the provisions of this Deposit Agreement, including, without limitation, this Section 2.6.

          The delivery of Receipts against deposits of Shares generally or against deposits of particular Shares may be suspended, or the transfer of Receipts in particular instances may be refused, or the registration of transfer of outstanding Receipts generally may be suspended, during any period when the transfer books of the Depositary are closed as provided in Section 5.1, or if any such action is deemed necessary or advisable by the Depositary or the Company at any time or from time to time because of any requirement of law or of any government or governmental body or commission, or under any provision of this Deposit Agreement, or for any other reason, subject to the provisions of
Section 7.9. Notwithstanding any other provision of this Deposit Agreement or the Receipts, the surrender of outstanding Receipts and withdrawal of Deposited Securities may not be suspended subject only to (i) temporary delays caused by closing the transfer books of the Depositary or the Company or the deposit of Shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes and similar charges, and (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities. Without limitation of the foregoing, the Depositary shall not knowingly accept for deposit under this Deposit Agreement any Shares required to be registered under the provisions of the Securities Act for public sale in the United States, unless a registration statement is in effect as to such Shares.

          The Depositary will use reasonable efforts to comply with the written instructions of the Company not to accept for deposit hereunder any Shares identified in such instructions at such times and under such circumstances as may reasonably be specified in such instructions in order to facilitate the Company's compliance with applicable United States securities laws.

          The Depositary shall not deliver the Deposited Securities except (i) upon surrender of Receipts under this Section 2.5, (ii) in a surrender of the Deposited Securities to the Company or its agent in a transaction to which
Section 4.8 applies or (iii) in connection with a sale of the Deposited Securities permitted under Section 3.2, 4.3, 4.4, 4.11 or 6.2.

     SECTION 2.7 Lost Receipts, etc.
          In case any Receipt shall be mutilated, destroyed, lost or stolen, the Depositary shall execute and deliver a new Receipt of like tenor in exchange and substitution for such mutilated Receipt upon cancellation thereof, or in lieu of and in substitution for such destroyed, lost or stolen Receipt. Before the Depositary shall execute and deliver a new Receipt in substitution for a destroyed, lost or stolen Receipt, the Owner thereof shall have (a) filed with the Depositary (i) a request for such execution and delivery before the Depositary has notice that the Receipt has been acquired by a bona fide purchaser and (ii) a sufficient indemnity bond and (b) satisfied any other reasonable requirements imposed by the Depositary.

     SECTION 2.8 Cancellation and Destruction of Surrendered Receipts.
          All Receipts surrendered to the Depositary shall be cancelled by the Depositary. The Depositary is authorized to destroy Receipts so cancelled.

     SECTION 2.9 Pre-Release of Receipts.
          The Depositary may deliver Receipts against the delivery by the Company (or any agent of the Company recording Share ownership) of evidence of rights to receive Shares from the Company (or any such agent). No such issuance of Receipts will be deemed a "Pre-Release" that is subject to the restrictions of the following paragraph.

          Unless requested in writing by the Company to cease doing so, the Depositary may, notwithstanding Section 2.3, execute and deliver Receipts prior to the receipt of Shares pursuant to Section 2.2 (a "Pre-Release"). The Depositary may, pursuant to Section 2.5, deliver Shares upon the receipt and cancellation of Receipts which have been Pre-Released, whether or not such cancellation is prior to the termination of such Pre-Release or the Depositary knows that such Receipt has been Pre-Released. The Depositary may receive Receipts in lieu of Shares in satisfaction of a Pre-Release. Each Pre-Release will be (a) preceded or accompanied by a written representation and agreement from the person to whom Receipts or Shares are to be delivered, that such person (the "Pre-Releasee"), or its customer, (i) owns the Shares or Receipts to be remitted, as the case may be, (ii) assigns all beneficial rights, title and interest in such Shares or Receipts, as the case may be, to the Depositary in its capacity as such and for the benefit of the Owners and (iii) will not take any action with respect to such Shares or Receipts, as the case may be, that is inconsistent with the transfer of beneficial ownership (including, without the consent of the Depositary, disposing of such Shares or Receipts, as the case may
be), other than in satisfaction of such Pre-Release, (b) at all times fully collateralized with cash, U.S. government securities or such other collateral as the Depositary determines, in good faith, will provide substantially similar liquidity and security, (c) terminable by the Depositary on not more than five
(5) business days notice and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The number of Shares not deposited but represented by American Depositary Shares which are outstanding at any time as a result of Pre-Release Releases will not normally exceed thirty percent (30%) of the Shares deposited hereunder; provided, however, that the Depositary reserves the right to disregard such limit from time to time as it deems reasonably appropriate, and may, with the prior written consent of the Company, change such limit for purposes of general application. The Depositary will also set Dollar limits with respect to Pre-Release transactions to be entered into hereunder with any particular Pre-Releasee on a case-by-case basis as the Depositary deems appropriate. For purposes of enabling the Depositary to fulfill its obligations to the Owners under this Deposit Agreement, the collateral referred to in clause (b) above shall be held by the Depositary as security for the performance of the Pre-Releasee's obligations to the Depositary in connection with a Pre-Release transaction, including the Pre-Releasee's obligation to deliver Shares or Receipts upon termination of a Pre-Release transaction (and shall not, for the avoidance of doubt, constitute Deposited Securities hereunder).

          The Depositary may retain for its own account any compensation received by it in connection with the foregoing.

ARTICLE 3. CERTAIN OBLIGATIONS OF OWNERS AND BENEFICIAL OWNERS OF RECEIPTS.

     SECTION 3.1 Filing Proofs, Certificates and Other Information.
          Any person presenting Shares for deposit or any Owner or Beneficial Owner of a Receipt may be required from time to time to file with the Depositary or the Custodian such proof of citizenship or residence, exchange control approval, or such information relating to the registration on the books of the Company or the Foreign Registrar, if applicable, to execute such certificates and to make such representations and warranties, as the Depositary may deem necessary or proper. The Depositary may withhold the delivery or registration of transfer of any Receipt or the distribution of any dividend or sale or distribution of rights or of the proceeds thereof or the delivery of any Deposited Securities until such proof or other information is filed or such certificates are executed or such representations and warranties made. If requested in writing, the Depositary shall, as promptly as practicable, provide the Company, at the expense of the Company, with copies of any such proofs, certificates or other information it receives pursuant to this section, unless prohibited by applicable law.

     SECTION 3.2 Liability of Owner for Taxes.
          If any tax or other governmental charge shall become payable by the Custodian or the Depositary with respect to any Receipt or any Deposited Securities represented by any Receipt, such tax or other governmental charge shall be payable by the Owner of such Receipt to the Depositary. The Depositary may refuse to effect any transfer of such Receipt or any withdrawal of Deposited Securities represented by American Depositary Shares evidenced by such Receipt until such payment is made, and may withhold any dividends or other distributions, or may sell for the account of the Owner thereof any part or all of the Deposited Securities represented by the American Depositary Shares evidenced by such Receipt, and may apply such dividends or other distributions or the proceeds of any such sale in payment of such tax or other governmental charge and the Owner of such Receipt shall remain liable for any deficiency.

     SECTION 3.3 Warranties on Deposit of Shares.
          Every person depositing Shares under this Deposit Agreement shall be deemed thereby to represent and warrant that such Shares and each certificate therefor, if applicable, are validly issued, fully paid, nonassessable and were not issued in violation of any pre-emptive rights of the holders of outstanding Shares and that the person making such deposit is duly authorized so to do. Every such person shall also be deemed to represent that the Shares are eligible for deposit in accordance with this Deposit Agreement and the General Instructions to Form F-6 under the Securities Act, and Receipts evidencing American Depositary Shares representing the Shares would not be Restricted Securities. All representations and warranties deemed made under this Section 3.3 shall survive the deposit of Shares and delivery or surrender of Receipts.

     SECTION 3.4 Disclosure of Interests.
          Notwithstanding any other provision of this Deposit Agreement, each Owner and Beneficial Owner agrees to comply with requests from the Company pursuant to applicable law or the Memorandum and Articles of Association of the Company to provide information, inter alia, as to the capacity in which such Owner or Beneficial Owner owns American Depositary Shares (and Shares as the case may be) and regarding the identity of any other person or persons interested in such American Depositary Shares (and Shares, as the case may be) and the nature of such interest and various other matters, whether or not they are Owners or Beneficial Owners at the time of such request. Specifically, Owners will be subject to the provisions of the Hong Kong Securities (Disclosure of Interests) Ordinance (the "Ordinance") and any other legislation or regulations of Hong Kong from time to time in effect regarding the disclosure of interests in Shares. For the purposes of this Section, the term "interest" shall have the meaning ascribed thereto in the Ordinance. As in effect as of the date of the Deposit Agreement under the Ordinance, an Owner may have a duty to notify the Company if such Owner becomes aware that its interest in Shares (including its interest in Shares represented by American Depositary Shares) equals or exceeds 10% or more of the issued share capital of the Company. Such Owner may be required to further notify the Company of certain changes in such Owner's interest in the Shares, or if such Owner ceases to have an interest in 10% or more of the issued share capital of the Company. As in effect as of the date of the Deposit Agreement, under the Ordinance the Company has certain rights and duties to make inquiries to persons whom the Company knows or has reasonable cause to believe to be interested in the Shares (including in Shares represented by American Depositary Shares) concerning such persons' interest in the Shares. In the event that any person with whom the Company has made such inquiries fails to respond thereto, or provides false information in response thereto, such person may also be subject to sanctions and criminal penalties. The Depositary agrees to use its reasonable efforts to forward, upon the reasonable written request of the Company and at the expense of the Company, any such written request from the Company to the Owners and to forward, as promptly as practicable, to the Company any such responses to such requests received by the Depositary. If the Company requests information from the Depositary, the Custodian or the nominee of either, as the registered owner of the Shares, the obligations of the Depositary, Custodian or such nominee, as the case may be, shall be limited to disclosing to the Company the information contained in the register.

     SECTION 3.5 Ownership Restrictions.

          The Company may restrict, in such manner as it deems appropriate, transfers of Receipts where such transfer may result in the total number of Shares represented by the American Depositary Shares evidenced by the Receipts beneficially owned by a single Owner or Beneficial Owner exceeding the limits under any applicable law, including without limitation the Code on Takeovers and Mergers and Share Repurchases issued by the Securities and Futures Commission of Hong Kong or the Company's Articles of Association. The Company may, in such manner as it deems appropriate, instruct the Depositary to take action with respect to the ownership interest of any Owner or Beneficial Owner in excess of the limitation set forth in the preceding sentence, including but not limited to a mandatory sale or disposition on behalf of any Owner or Beneficial Owner of the Shares represented by the American Depositary Shares evidenced by a Receipt or Receipts held by such Owner or Beneficial Owner in excess of such limitations, if and to the extent such disposition is practicable and permitted by applicable law.

ARTICLE 4. THE DEPOSITED SECURITIES.

     SECTION 4.1 Cash Distributions.
          Whenever the Depositary shall receive any cash dividend or other cash distribution on any Deposited Securities, the Depositary shall, subject to the provisions of Section 4.5, convert, as promptly as practicable, such dividend or distribution into Dollars and shall distribute, as promptly as practicable the amount thus received (net of the fees and expenses of the Depositary as provided in Section 5.9 hereof, if applicable) to the Owners entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively; provided, however, that in the event that the Company or the Depositary shall be required to withhold and does withhold from such cash dividend or such other cash distribution an amount on account of taxes, the amount distributed to the Owner of the Receipts evidencing American Depositary Shares representing such Deposited Securities shall be reduced accordingly. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any Owner a fraction of one cent. Any such fractional amounts shall be rounded to the nearest whole cent and so distributed to Owners entitled thereto. The Company or its agent will remit to the appropriate governmental agency in the Cayman Islands or the People's Republic of China all amounts withheld and owing to such agency. The Depositary will forward to the Company or its agent such information from its records as the Company may reasonably request to enable the Company or its agent to file necessary reports with governmental agencies, and the Depositary or the Company or its agent may file any such reports necessary to obtain benefits under the applicable tax treaties for the Owners of Receipts.

     SECTION 4.2 Distributions Other Than Cash, Shares or Rights.
          Subject to the provisions of Section 4.11 and Section 5.9, whenever the Depositary shall receive any distribution other than a distribution described in Sections 4.1, 4.3 or 4.4, the Depositary shall, subject to all applicable laws, cause the securities or property received by it to be distributed to the Owners entitled thereto, after deduction or upon payment of any fees and expenses of the Depositary or any taxes or other governmental charges, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, in any manner that the Depositary may deem equitable and practicable for accomplishing such distribution; provided, however, that if in the opinion of the Depositary such distribution cannot be made proportionately among the Owners entitled thereto, or if for any other reason (including, but not limited to, any requirement that the Company or the Depositary withhold an amount on account of taxes or other governmental charges or that such securities must be registered under the Securities Act in order to be distributed to Owners or Beneficial Owners) the Depositary deems such distribution not to be feasible, the Depositary may adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including, but not limited to, the public or private sale of the securities or property thus received, or any part thereof, and the net proceeds of any such sale (net of the fees and expenses of the Depositary as provided in Section 5.9) shall be distributed by the Depositary to the Owners entitled thereto as in the case of a distribution received in cash. The Depositary may refuse to effect any distribution of securities under this
Section 4.2 unless it has received an opinion of United States counsel for the Company that is satisfactory to the Depositary that the distribution does not require registration under the Securities Act.

     SECTION 4.3 Distributions in Shares.
          If any distribution upon any Deposited Securities consists of a dividend in, or free distribution of, Shares, the Depositary may, and shall if the Company shall so request in writing, distribute to the Owners of outstanding Receipts entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, additional Receipts evidencing an aggregate number of American Depositary Shares representing the amount of Shares received as such dividend or free distribution, subject to the terms and conditions of the Deposit Agreement with respect to the deposit of Shares and the issuance of American Depositary Shares evidenced by Receipts, including the withholding of any tax or other governmental charge as provided in Section 4.11 and the payment of fees and expenses of the Depositary as provided in Section 5.9. In lieu of delivering Receipts for fractional American Depositary Shares in any such case, the Depositary shall use reasonable efforts to sell the amount of Shares represented by the aggregate of such fractions and distribute any net proceeds to the Owners entitled to them, all in the manner and subject to the conditions described in
Section 4.1. If additional Receipts are not so distributed, each American Depositary Share shall thenceforth also represent the additional Shares distributed upon the Deposited Securities represented thereby.

     SECTION 4.4 Rights.
          In the event that the Company shall offer or cause to be offered to the holders of any Deposited Securities any rights to subscribe for additional Shares or any rights of any other nature, the Depositary, after Consultation with the Company, shall have discretion as to the procedure to be followed in making such rights available to any Owners entitled to them or in disposing of such rights on behalf of any Owners otherwise entitled to them and making the net proceeds available to such Owners or, if by the terms of such rights offering or for any other reason, the Depositary may not either make such rights available to any Owners or dispose of such rights and make the net proceeds available to such Owners, then the Depositary shall allow the rights to lapse. If at the time of the offering of any rights the Depositary determines in its reasonable discretion that it is lawful and feasible to make such rights available to all Owners or to certain Owners but not to other Owners, the Depositary may, after Consultation with the Company, distribute to any Owner to whom it determines the distribution to be lawful and feasible, in proportion to the number of American Depositary Shares held by such Owner, warrants or other instruments therefor in such form as it deems appropriate.

          In circumstances in which rights would otherwise not be distributed, if an Owner of Receipts requests the distribution of warrants or other instruments in order to exercise the rights allocable to the American Depositary Shares of such Owner hereunder, the Depositary will make such rights available to such Owner upon written notice from the Company to the Depositary that (a) the Company has elected in its sole discretion to permit such rights to be exercised and (b) such Owner has executed such documents as the Company has determined in its sole discretion are reasonably required under applicable law.

          If the Depositary has distributed warrants or other instruments for rights to all or certain Owners, then upon instruction from such an Owner pursuant to such warrants or other instruments to the Depositary from such Owner to exercise such rights, upon payment by such Owner to the Depositary for the account of such Owner of an amount equal to the purchase price of the Shares to be received upon the exercise of the rights, and upon payment of the fees and expenses of the Depositary and any other charges as set forth in such warrants or other instruments, the Depositary shall, on behalf of such Owner, exercise the rights and purchase the Shares, and the Company shall cause the Shares so purchased to be delivered to the Depositary on behalf of such Owner. As agent for such Owner, the Depositary will cause the Shares so purchased to be deposited pursuant to Section 2.2 of this Deposit Agreement, and shall, pursuant to Section 2.3 of this Deposit Agreement, execute and deliver Receipts to such Owner. In the case of a distribution pursuant to the second paragraph of this section, such Receipts shall be legended in accordance with applicable U.S. laws, and shall be subject to the appropriate restrictions on sale, deposit, cancellation, and transfer under such laws.

          If the Depositary determines in its reasonable discretion that it is not lawful and feasible to make such rights available to all or certain Owners, it may sell the rights, warrants or other instruments in proportion to the number of American Depositary Shares held by the Owners to whom it has determined it may not lawfully or feasibly make such rights available, and allocate the net proceeds of such sales (net of the fees and expenses of the Depositary as provided in Section 5.9 and all taxes and governmental charges payable in connection with such rights and subject to the terms and conditions of this Deposit Agreement) for the account of such Owners otherwise entitled to such rights, warrants or other instruments, upon an averaged or other practical basis without regard to any distinctions among such Owners because of exchange restrictions or the date of delivery of any Receipt or otherwise.

          The Depositary will not offer rights to Owners unless both the rights and the securities to which such rights relate are either exempt from registration under the Securities Act with respect to a distribution to Owners or are registered under the provisions of such Act; provided, however, that nothing in this Deposit Agreement shall create any obligation on the part of the Company to file a registration statement with respect to such rights or underlying securities or to endeavor to have such a registration statement declared effective. If an Owner of Receipts requests distribution of warrants or other instruments, notwithstanding that there has been no such registration under the Securities Act, the Depositary shall not effect such distribution unless it has received an opinion from recognized counsel in the United States for the Company upon which the Depositary may rely that such distribution to such Owner is exempt from such registration; provided, however, that the Company will have no obligation to cause its counsel to issue such opinion at the request of such Owner.

          The Depositary shall not be responsible for any reasonable failure to determine that it may be lawful or feasible to make such rights available to Owners in general or any Owner in particular.

     SECTION 4.5 Conversion of Foreign Currency.

          Whenever the Depositary or the Custodian shall receive foreign currency, by way of dividends or other distributions or the net proceeds from the sale of securities, property or rights, and if at the time of the receipt thereof the foreign currency so received can in the judgment of the Depositary be converted on a reasonable basis into Dollars and the resulting Dollars transferred to the United States, the Depositary shall, as promptly as practicable, convert or cause to be converted, by sale or in any other manner that it may determine, such foreign currency into Dollars, and such Dollars shall be distributed, as promptly as practicable, to the Owners entitled thereto or, if the Depositary shall have distributed any warrants or other instruments which entitle the holders thereof to such Dollars, then to the holders of such warrants and/or instruments upon surrender thereof for cancellation. Such distribution may be made upon an averaged or other practicable basis without regard to any distinctions among Owners on account of exchange restrictions, the date of delivery of any Receipt or otherwise and shall be net of any expenses of conversion into Dollars incurred by the Depositary as provided in Section 5.9.

          If such conversion or distribution can be effected only with the approval or license of any government or agency thereof, the Depositary shall file such application for approval or license, if any, as it may deem desirable. The Company will not be obligated to make any such filings.

          If at any time the Depositary shall determine that in its judgment any foreign currency received by the Depositary or the Custodian is not convertible on a reasonable basis into Dollars transferable to the United States, or if any approval or license of any government or agency thereof which is required for such conversion is denied or in the opinion of the Depositary is not obtainable without excessively burdensome or otherwise unreasonable efforts, or if any such approval or license is not obtained within a reasonable period as determined by the Depositary, or if there are foreign exchange controls in place that prohibit such conversion, the Depositary may distribute the foreign currency (or an appropriate document evidencing the right to receive such foreign currency) received by the Depositary to, or in its discretion may hold such foreign currency uninvested and without liability for interest thereon for the respective accounts of, the Owners entitled to receive the same.

          If any such conversion of foreign currency, in whole or in part, cannot be effected for distribution to some of the Owners entitled thereto, the Depositary may in its discretion make such conversion and distribution in Dollars to the extent permissible to the Owners entitled thereto and may distribute the balance of the foreign currency received by the Depositary to, or hold such balance uninvested and without liability for interest thereon for the respective accounts of, the Owners entitled thereto.

     SECTION 4.6 Fixing of Record Date.
          Whenever any cash dividend or other cash distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be issued with respect to the Deposited Securities, or whenever for any reason the Depositary causes a change in the number of Shares that are represented by each American Depositary Share, or whenever the Depositary shall receive notice of any meeting of holders of Shares or other Deposited Securities or whenever the Depositary shall find it necessary or convenient, the Depositary shall fix a record date, which date shall be the same date, to the extent practicable, as the record date for the Deposited Securities or if different, as close thereto as practicable (a) for the determination of the Owners who shall be (i) entitled to receive such dividend, distribution or rights or the net proceeds of the sale thereof or (ii) entitled to give instructions for the exercise of voting rights at any such, (b) on or after which each American Depositary Share will represent the changed number of Shares or (c) for any other matter. Subject to the provisions of Sections 4.1 through 4.5 and to the other terms and conditions of this Deposit Agreement, the Owners on such record date shall be entitled, as the case may be, to receive the amount distributable by the Depositary with respect to such dividend or other distribution or such rights or the net proceeds of sale thereof in proportion to the number of American Depositary Shares held by them respectively and to give voting instructions and to act in respect of any other such matter.

     SECTION 4.7 Voting of Deposited Securities.
          Upon receipt of notice of any meeting of holders of Shares or other Deposited Securities, if requested in writing by the Company the Depositary shall, as soon as practicable thereafter, mail to the Owners a notice, the form of which notice shall be in the discretion of the Depositary and shall contain
(a) such information as is contained in such notice of meeting, and (b) a statement that the Owners as of the close of business on a specified record date will be entitled, subject to any applicable provision of Hong Kong and Cayman Islands law and of the Memorandum and Articles of Association of the Company, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of Shares or other Deposited Securities represented by their respective American Depositary Shares and (c) a statement as to the manner in which such instructions may be given, including an express indication that such instructions may be given or deemed given in accordance with the last sentence of this paragraph if no instruction is received, to the Depositary to give a discretionary proxy to a person designated to the Company. Upon the written request of an Owner of a Receipt on such record date, received on or before the date established by the Depositary for such purpose (the "Instruction Date"), the Depositary shall endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by the American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request. The Depositary shall not vote or attempt to exercise the right to vote that attaches to such Shares or other Deposited Securities other than in accordance with such instructions or deemed instructions. If (i) the Company made a request to the Depositary as contemplated by the first sentence of this Section 4.07 and complied with the following paragraph of this Section 4.07 and (ii) no instructions are received by the Depositary from an Owner with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such Owner's Receipts on or before the Instruction Date, the Depositary shall deem such Owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such Deposited Securities and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Deposited Securities; provided, however, that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing, if applicable) that (x) the Company does not wish such proxy given, (y) the Company is aware that substantial opposition exists or (z) such matter materially and adversely affects the rights of holders of Shares; provided, further, that the Company will have no liability to any Owner or Beneficial Owner resulting from such notification.

          In order to give Owners a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Deposited Securities, if the Company requests the Depositary to act under the preceding paragraph, the Company shall give the Depositary notice of any such meeting not less than 30 days prior to the meeting date.

          There can be no assurance that Owners generally or any Owner in particular will receive the notice described in the first paragraph of this
Section 4.7 sufficiently prior to the Instruction Date to ensure that the Depositary will vote the Shares or Deposited Securities in accordance with the provisions of that paragraph.

     SECTION 4.8 Changes Affecting Deposited Securities.
          In circumstances where the provisions of Section 4.3 do not apply, upon any change in nominal value, change in par value, split-up, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary or a Custodian in exchange for or in conversion of or in respect of Deposited Securities, shall be treated as new Deposited Securities under this Deposit Agreement, and American Depositary Shares shall thenceforth represent, in addition to the existing Deposited Securities, if any, the new Deposited Securities so received in exchange or conversion, unless additional Receipts are delivered pursuant to the following sentence. In any such case the Depositary may, and shall at the Company's request, execute and deliver additional Receipts as in the case of a dividend in Shares, or call for the surrender of outstanding Receipts to be exchanged for new Receipts specifically describing such new Deposited Securities. Upon the occurrence of any change, conversion, exchange or other event covered by this Section 4.8, the Depositary shall give notice thereof in writing to all Owners if it affects holdings of American Depositary Shares.

     SECTION 4.9 Reports.
          The Depositary shall make available for inspection by Owners at its Corporate Trust Office, as promptly as practicable after receipt, any reports and communications, including any proxy soliciting material, received from the Company which are both (a) received by the Depositary as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Company. The Depositary shall also send to the Owners copies of such reports furnished by the Company pursuant to Section 5.6. Any such reports and communications, including any such proxy soliciting material, furnished to the Depositary by the Company shall be furnished in English to the extent such materials are required to be translated into English pursuant to any regulations of the Commission.

     SECTION 4.10 Lists of Owners.
          Promptly upon request by the Company, the Depositary shall, at the expense of the Company, furnish to it a list, as of a recent date, of the names, addresses and holdings of American Depositary Shares by all persons in whose names Receipts are registered on the books of the Depositary.

     SECTION 4.11 Withholding.
          The Company or its agent will remit to the appropriate governmental agencies in the Cayman Islands and the People's Republic of China all amounts withheld and owing to such agencies. The Depositary will forward to the Company or its agent such information from its records as the Company may reasonably request to enable the Company or its agent to file necessary reports with governmental agencies, and the Depositary or the Company or its agent may file any such reports necessary to obtain benefits under the applicable tax treaties for the Owners of Receipts.

          In the event that the Depositary determines that any distribution in property (including Shares and rights to subscribe therefor) is subject to any tax or other governmental charge which the Depositary is obligated to withhold, the Depositary may by public or private sale dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner as the Depositary deems necessary and practicable to pay any such taxes or charges and the Depositary shall distribute the net proceeds of any such sale after deduction of such taxes or charges to the Owners entitled thereto in proportion to the number of American Depositary Shares held by them respectively.

     SECTION 4.12 Exchange Offer.
          The parties to this Deposit Agreement hereby acknowledge that the Company has offered to exchange its Shares for American Depositary Shares on the basis of ____ American Depositary Shares for every _______ Shares (the "Exchange"). Holders of Shares held in the Depository Trust Company as of the close of business in New York City on _______, 2005, will be deemed to have elected to receive American Depositary Shares in exchange for their Shares.

          In order to facilitate the above process, the Company will issue a sufficient number of Shares and deliver such Shares to the Custodian for deposit under this Deposit Agreement. The Depositary will execute and deliver American Depositary Shares to the former holders of Shares upon surrender by such holders of their Shares. Any Shares held through the Depository Trust Company will be exchanged without any action required by the holders thereof. All holders of Shares who participate in the Exchange, or with respect to holders who still hold their Shares through the Depository Trust Company on _________, 2005, are deemed to represent to the Depositary and the Company that they do not hold Restricted Securities and can, therefore, receive ADSs hereunder.

ARTICLE 5. THE DEPOSITARY, THE CUSTODIANS AND THE COMPANY.

     SECTION 5.1 Maintenance of Office and Transfer Books by the Depositary. Until termination of this Deposit Agreement in accordance with its terms, the Depositary shall maintain in the Borough of Manhattan, The City of New York, facilities for the execution and delivery, registration, registration of transfers and surrender of Receipts in accordance with the provisions of this Deposit Agreement.

          The Depositary shall keep books at its Corporate Trust Office for the registration of Receipts and transfers of Receipts which at all reasonable times shall be open for inspection by the Owners and the Company, provided that such inspection shall not be for the purpose of communicating with Owners in the interest of a business or object other than the business of the Company or a matter related to this Deposit Agreement or the Receipts.

          The Depositary may close the transfer books, at any time or from time to time, when deemed expedient by it in connection with the performance of its duties hereunder or at the reasonable written request of the Company.

          If any Receipts or the American Depositary Shares evidenced thereby are listed on one or more stock exchanges in the United States, the Depositary shall act as Registrar or, upon at least 20 days' prior written notice to the Company, appoint a Registrar or one or more co-registrars for registry of American Depositary Shares in accordance with any requirements of that exchange or exchanges. The Depositary may remove a Registrar or co-registrar upon at least 20 days' prior written notice to the Company. The Depositary shall require each Registrar and co-registrar it appoints under this Deposit Agreement to give notice in writing to the Depositary accepting that appointment and agreeing to abide by the applicable terms of this Deposit Agreement.

     SECTION 5.2 Prevention or Delay in Performance by the Depositary or
Company.
          Neither the Depositary nor the Company nor any of their respective directors, officers, employees, agents or affiliates shall incur any liability to any Owner or Beneficial Owner of any Receipt, if by reason of any provision of any present or future law or regulation of the United States, the People's Republic of China or any other country, or of any governmental or regulatory authority or stock exchange, or by reason of any provision, present or future, of the Memorandum and Articles of Association of the Company, or by reason of any provision of any securities issued or distributed by the Company, or any offering or distribution thereof, or by reason of any act of God or war or terrorism or other circumstances beyond its control, the Depositary or the Company shall be prevented, delayed or forbidden from, or be subject to any civil or criminal penalty on account of, doing or performing any act or thing which by the terms of this Deposit Agreement or the Deposited Securities it is provided shall be done or performed; nor shall the Depositary or the Company or any of their respective directors, officers, employees, agents or affiliates incur any liability to any Owner or Beneficial Owner of any Receipt by reason of any non-performance or delay, caused as aforesaid, in the performance of any act or thing which by the terms of this Deposit Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in this Deposit Agreement. Where, by the terms of a distribution pursuant to Sections 4.1, 4.2, or 4.3 of the Deposit Agreement, or an offering or distribution pursuant to Section 4.4 of the Deposit Agreement, or for any other reason, such distribution or offering may not be made available to Owners, and the Depositary may not dispose of such distribution or offering on behalf of such Owners and make the net proceeds available to such Owners, then the Depositary shall not make such distribution or offering, and shall allow any rights, if applicable, to lapse, in each such case without liability to the Company or the Depositary.

     SECTION 5.3 Obligations of the Depositary, the Custodian and the Company. Neither the Company, nor its directors, officers, employees and agents assume any obligation nor shall it or any of them be subject to any liability under this Deposit Agreement to Owners or Beneficial Owners, except that the Company agrees to perform its obligations specifically set forth in this Deposit Agreement without negligence or bad faith.

          Neither the Depositary nor its directors, officers, employees and agents assume any obligation nor shall it or any of them be subject to any liability under this Deposit Agreement to any Owner or Beneficial Owner of any Receipt (including, without limitation, liability with respect to the validity or worth of the Deposited Securities), except that the Depositary agrees to perform its obligations specifically set forth in this Deposit Agreement without negligence or bad faith.

          Neither the Depositary nor the Company shall be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the Receipts that in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expenses and liability shall be furnished as often as may be required, and the Custodian shall not be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary.

          Neither the Depositary nor the Company shall be liable for any action or nonaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Owner or any other person believed by it in good faith to be competent to give such advice or information.

          The Depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the Depositary or in connection with any matter arising wholly after the removal or resignation of the Depositary, provided that in connection with the issue out of which such potential liability arises the Depositary performed its obligations without negligence or bad faith while it acted as Depositary.

          The Depositary shall not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or nonaction is in good faith.

          No disclaimer of liability under the Securities Act is intended by any provision of this Deposit Agreement.

     SECTION 5.4 Resignation and Removal of the Depositary.
          The Depositary may at any time resign as Depositary hereunder by written notice of its election so to do delivered to the Company, such resignation to take effect upon the appointment of a successor depositary and its acceptance of such appointment as hereinafter provided.

          The Depositary may at any time be removed by the Company by 90 days prior written notice of such removal, which shall become effective upon the later to occur of (i) the 90th day after delivery of the notice to the Depositary or (ii) the appointment of a successor depositary and its acceptance of such appointment as hereinafter provided.

          In case at any time the Depositary acting hereunder shall resign or be removed, the Company shall use reasonable efforts to appoint a successor depositary, which shall be a bank or trust company having an office in the Borough of Manhattan, The City of New York. Every successor depositary shall execute and deliver to its predecessor and to the Company an instrument in writing accepting its appointment hereunder, and thereupon such successor depositary, without any further act or deed, shall become fully vested with all the rights, powers, duties and obligations of its predecessor; but such predecessor, nevertheless, upon payment of all sums due it and on the written request of the Company shall execute and deliver an instrument transferring to such successor all rights and powers of such predecessor hereunder, shall duly assign, transfer and deliver all right, title and interest in the Deposited Securities to such successor, and shall deliver to such successor a list of the Owners of all outstanding Receipts. Any such successor depositary shall promptly mail notice of its appointment to the Owners.

          Any corporation into or with which the Depositary may be merged or consolidated shall be the successor of the Depositary without the execution or filing of any document or any further act.

     SECTION 5.5 The Custodians.
          The Custodian shall be subject at all times and in all respects to the directions of the Depositary and shall be responsible solely to it. Any Custodian may resign and be discharged from its duties hereunder by notice of such resignation delivered to the Depositary at least 30 days prior to the date on which such resignation is to become effective. If upon the effectiveness of such resignation there would be no Custodian acting hereunder, the Depositary shall, promptly after receiving such notice, appoint a substitute custodian or custodians, each of which shall thereafter be a Custodian hereunder. Whenever the Depositary in its discretion determines that it is in the best interest of the Owners to do so, it may appoint a substitute or additional custodian or custodians, each of which shall thereafter be one of the Custodians hereunder. Upon demand of the Depositary any Custodian shall deliver such of the Deposited Securities held by it as are requested of it to any other Custodian or such substitute or additional custodian or custodians. Each such substitute or additional custodian shall deliver to the Depositary, forthwith upon its appointment, an acceptance of such appointment satisfactory in form and substance to the Depositary. The Depositary shall notify the Company as promptly as practicable of any change in Custodian.

          Upon the appointment of any successor depositary hereunder, each Custodian then acting hereunder shall forthwith become, without any further act or writing, the agent hereunder of such successor depositary and the appointment of such successor depositary shall in no way impair the authority of each Custodian hereunder; but the successor depositary so appointed shall, nevertheless, on the written request of any Custodian, execute and deliver to such Custodian all such instruments as may be proper to give to such Custodian full and complete power and authority as agent hereunder of such successor depositary.

     SECTION 5.6 Notices and Reports.
          On or before the first date on which the Company gives notice, by publication or otherwise, of any meeting of holders of Shares or other Deposited Securities, or of any adjourned meeting of such holders, or of the taking of any action in respect of any cash or other distributions or the offering of any rights, the Company agrees to transmit to the Depositary and the Custodian a copy of the notice thereof in the form given or to be given to holders of Shares or other Deposited Securities.

          The Company will arrange for the translation into English, if not already in English, to the extent required pursuant to any regulation of the Commission, and the prompt transmittal by the Company to the Depositary and the Custodian of such notices and any other reports and communications which are made generally available by the Company to holders of its Shares. If requested in writing by the Company, the Depositary will arrange for the mailing, at the Company's expense, of copies of such notices, reports and communications to all Owners. The Company will timely provide the Depositary with the quantity of such notices, reports, and communications, as requested by the Depositary from time to time, in order for the Depositary to effect such mailings.

     SECTION 5.7 Distribution of Additional Shares, Rights, etc.
          If the Company or any affiliate of the Company determines to make any issuance or distribution of (1) additional Shares, (2) rights to subscribe for Shares, (3) securities convertible into Shares, or (4) rights to subscribe for such securities (each a "Distribution"), the Company shall notify the Depositary in writing in English as promptly as practicable and in any event before the Distribution starts and, if requested in writing by the Depositary, the Company shall promptly furnish to the Depositary a written opinion from U.S. counsel for the Company that is reasonably satisfactory to the Depositary, stating whether or not the Distribution requires, or, if made in the United States, would require, registration under the Securities Act of 1933. If, in the opinion of that counsel, the Distribution requires, or, if made in the United States, would require, registration under the Securities Act of 1933, that counsel shall furnish to the Depositary a written opinion as to whether or not there is a registration statement under the Securities Act of 1933 in effect that will cover that Distribution.

          To the extent the Company in its discretion deems it necessary or advisable in order to avoid any requirement to register any securities under the Securities Act, the Company may prevent Owners in the United States from receiving any distribution and from purchasing any additional securities (whether pursuant to preemptive rights or otherwise) pursuant to that distribution, and the Company may direct the Depositary to refuse deposits of Shares for such period of time following that distribution and to adopt such other specific measures as the Company and the Depositary may agree.

          The Company agrees with the Depositary that neither the Company nor any entity or person controlled by, controlling or under common control with the Company will at any time deposit any Shares, either originally issued or previously issued and reacquired by the Company or any such affiliate, unless a Registration Statement is in effect as to such Shares under the Securities Act.

          The Depositary shall make reasonable efforts to comply with the written instructions of the Company not to knowingly accept for deposit hereunder any securities identified in such instructions, in order to facilitate the Company's compliance with the securities laws of the United States.

     SECTION 5.8 Indemnification.
          The Company agrees to indemnify the Depositary, its directors, employees, agents and affiliates and any Custodian against, and hold each of them harmless from, any liability or expense (including, but not limited to, the fees and expenses of counsel) which may arise out of (a) any registration with the Commission of Receipts, American Depositary Shares or Deposited Securities or the offer or sale thereof in the United States or (b) acts performed or omitted, pursuant to with the provisions of this Deposit Agreement and of the Receipts, as the same may be amended, modified or supplemented from time to time, (i) by either the Depositary or a Custodian or their respective directors, employees, agents and affiliates, except for any liability or expense arising out of the negligence or bad faith of either of them, or (ii) by the Company or any of its directors, employees, agents and affiliates.

          The indemnities contained in the preceding paragraph shall not extend to any liability or expense which may arise out of any Pre-Release (as defined in Section 2.9) but only to the extent that any such liability or expense arises in connection with (a) any United States Federal, state or local income tax laws, or (b) the failure of the Depositary to deliver Deposited Securities when required under the terms of Section 2.5. However, the indemnities provided in the preceding paragraph shall apply to any such liability or expense which may arise out of any misstatement or alleged misstatement or omission or alleged omission in any registration statement, proxy statement, prospectus (or placement memorandum, or preliminary prospectus (or preliminary placement memorandum), relating to the offer or sale of American Depositary Shares, except to the extent any such liability or expense arises out of (i) information relating to the Depositary or any Custodian (other than the Company), as applicable, furnished in writing and not materially changed or altered by the Company expressly for use in any of the foregoing documents, or, (ii) if such information is provided, the failure to state a material fact necessary to make the information provided not misleading.

          The Depositary agrees to indemnify the Company, its directors, employees, agents and affiliates and hold them harmless from any liability or expense (including, but not limited to, the reasonable fees and expense of counsel), which may arise out of acts performed or omitted by the Depositary or its Custodian or their respective directors, employees, agents and affiliates due to their negligence or bad faith.

          If an action, proceeding (including, but not limited to, any governmental investigation), claim or dispute (collectively, a "Proceeding") in respect of which indemnity may be sought by either party is brought or asserted against the other party, the party seeking indemnification (the "Indemnitee") shall promptly (and in no event more than ten (10) days after receipt of notice of such Proceeding) notify the party obligated to provide such indemnification (the "Indemnitor") of such Proceeding. The failure of the Indemnitee to so notify the Indemnitor shall not impair the Indemnitee's ability to seek indemnification from the Indemnitor (but only for costs, expenses and liabilities incurred after such notice) unless such failure adversely affects the Indemnitor's ability to adequately oppose or defend such Proceeding. Upon receipt of such notice from the Indemnitee, the Indemnitor shall be entitled to participate in such Proceeding and, to the extent that it shall so desire and provided no conflict of interest exists as specified in subparagraph (b) below or there are no other defenses available to Indemnitee as specified in subparagraph (d) below, to assume the defense thereof with counsel reasonably satisfactory to the Indemnitee (in which case all attorney's fees and expenses shall be borne by the Indemnitor and the Indemnitor shall in good faith defend the

Indemnitee). The Indemnitee shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be borne by the Indemnitee unless (a) the Indemnitor agrees in writing to pay such fees and expenses, (b) the Indemnitee shall have reasonably and in good faith concluded that there is a conflict of interest between the Indemnitor and the Indemnitee in the conduct of the defense of such action, (c) the Indemnitor fails to assume, at least ten (10) days prior to the date the first response or appearance is required to be made in such Proceeding, the defense of such Proceeding with counsel reasonably satisfactory to the Indemnitee or (d) there are legal defenses available to the Indemnitee that are different from or are in addition to those available to the Indemnitor. No compromise or settlement of such Proceeding may be effected by either party without the other party's consent unless (i) there is no finding or admission of any violation of law and no effect on any other claims that may be made against such other party and (ii) the sole relief provided is monetary damages that are paid in full by the party seeking the settlement. Neither party shall have any liability with respect to any compromise or settlement effected without its consent, which shall not be unreasonably withheld. The Indemnitor shall have no obligation to indemnify and hold harmless the Indemnitee from any loss, expense or liability incurred by the Indemnitee as a result of a default judgment entered against the Indemnitee unless such judgment was entered after the Indemnitor agreed, in writing, to assume the defense of such Proceeding.

     SECTION 5.9 Charges of Depositary.
          The Company agrees to pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any Registrar only in accordance with agreements in writing entered into between the Depositary and the Company from time to time. The Depositary shall present its statement for such charges and expenses to the Company once every three months. The charges and expenses of the Custodian are for the sole account of the Depositary.

          The following charges shall be incurred by any party depositing or withdrawing Shares or by any party surrendering Receipts or to whom Receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the Receipts or Deposited Securities or a distribution of Receipts pursuant to
Section 4.3), or by Owners, as applicable: (1) taxes, stamp duty and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of Shares generally on the Share register of the Company or Foreign Registrar and applicable to transfers of Shares to or from the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals hereunder, (3) such cable, telex and facsimile transmission expenses as are expressly provided in this Deposit Agreement, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency pursuant to Section 4.5, (5) a fee of $5.00 or less per 100 American Depositary Shares (or portion thereof) for the execution and delivery of Receipts pursuant to Section 2.3, 4.3 or

4.4 and the surrender of Receipts pursuant to Section 2.5 or 6.2, (6) a fee of $.02 or less per American Depositary Share (or portion thereof) for any cash distribution made pursuant to the Deposit Agreement, including, but not limited to Sections 4.1 through 4.4 hereof, (7) a fee for the distribution of securities pursuant to Section 4.2, such fee being in an amount equal to the fee for the execution and delivery of American Depositary Shares referred to above which would have been charged as a result of the deposit of such securities (for purposes of this clause 7 treating all such securities as if they were Shares) but which securities are instead distributed by the Depositary to Owners, (8) a fee of $.02 or less per American Depositary Share (or portion thereof) for depositary services, which will accrue on the last day of each calendar year and which will be payable as provided in clause (9) below; provided, however, that no fee will be assessed under this clause (8) to the extent a fee of $.02 was charged pursuant to clause (6) above during that calendar year and (9) any other charge payable by the Depositary, any of the Depositary's agents, including the Custodian, or the agents of the Depositary's agents in connection with the servicing of Shares or other Deposited Securities (which charge shall be assessed against Owners as of the date or dates set by the Depositary in accordance with Section 4.6 and shall be payable at the sole discretion of the Depositary by billing such Owners for such charge or by deducting such charge from one or more cash dividends or other cash distributions).

          The Depositary, subject to Section 2.9 hereof, may own and deal in any class of securities of the Company and its affiliates and in Receipts.

     SECTION 5.10 Retention of Depositary Documents.
          The Depositary is authorized to destroy those documents, records, bills and other data compiled during the term of this Deposit Agreement at the times permitted by the laws or regulations governing the Depositary unless the Company reasonably requests that such papers be retained for a longer period.

     SECTION 5.11 Exclusivity.
          Subject to Sections 5.4 and 6.2, the Company agrees not to appoint any other depositary for issuance of American depositary receipts so long as The Bank of New York is acting as Depositary hereunder.

     SECTION 5.12 List of Restricted Securities Owners.
          From time to time, the Company shall provide to the Depositary a list setting forth, to the actual knowledge of the Company, those persons or entities who beneficially own Restricted Securities. The Company agrees to advise in writing each of the persons or entities so listed that such Restricted Securities are ineligible for deposit hereunder. The Depositary may rely on such a list or update but shall not be liable for any action or omission made in reliance thereon.

ARTICLE 6. AMENDMENT AND TERMINATION.

     SECTION 6.1 Amendment.
          The form of the Receipts and any provisions of this Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Depositary without the consent of Owners and Beneficial Owners in any respect which they may deem necessary or desirable. Any amendment which shall impose or increase any fees or charges (other than taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or which shall otherwise prejudice any substantial existing right of Owners, shall, however, not become effective as to outstanding Receipts until the expiration of thirty days after notice of such amendment shall have been given to the Owners of outstanding Receipts. Every Owner at the time any amendment so becomes effective shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the Owner of any Receipt to surrender such Receipt and receive therefor the Deposited Securities represented thereby, except in order to comply with mandatory provisions of applicable law.

     SECTION 6.2 Termination.
          The Depositary shall at any time at the direction of the Company terminate this Deposit Agreement by mailing notice of such termination to the Owners of all Receipts then outstanding at least 60 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate this Deposit Agreement by mailing notice of such termination to the Company and the Owners of all Receipts then outstanding if at any time 60 days shall have expired after the Depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment as provided in Section 5.4. On and after the date of termination, the Owner of a Receipt will, upon (a) surrender of such Receipt at the Corporate Trust Office of the Depositary, (b) payment of the fee of the Depositary for the surrender of Receipts referred to in Section 2.5, and
(c) payment of any applicable taxes or governmental charges, be entitled to delivery, to him or upon his order, of the amount of Deposited Securities represented by the American Depositary Shares evidenced by such Receipt. If any Receipts shall remain outstanding after the date of termination, the Depositary thereafter shall discontinue the registration of transfers of Receipts, shall suspend the distribution of dividends to the Owners thereof, and shall not give any further notices or perform any further acts under this Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights and other property as provided in this Deposit Agreement, and shall continue to deliver Deposited Securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary (after deducting, in each case, the fee of the Depositary for the surrender of a Receipt, any expenses for the account of the Owner of such Receipt in accordance with the terms and conditions of this Deposit Agreement, and any applicable taxes or governmental charges). At any time after the expiration of six months from the date of termination, the Depositary may sell the Deposited Securities then held hereunder and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, unsegregated and without liability for interest, for the pro rata benefit of the Owners of Receipts which have not theretofore been surrendered, such Owners thereupon becoming general creditors of the Depositary with respect to such net proceeds. After making such sale, the Depositary shall be discharged from all obligations under this Deposit Agreement, except for its obligations to the Company under Section 5.8 and to account for such net proceeds and other cash (after deducting, in each case, the fee of the Depositary for the surrender of a Receipt, any expenses for the account of the Owner of such Receipt in accordance with the terms and conditions of this Deposit Agreement, and any applicable taxes or governmental charges). Upon the termination of this Deposit Agreement, the Company shall be discharged from all obligations under this Deposit Agreement except for its obligations to the Depositary under Sections
5.8 and 5.9 hereof.

ARTICLE 7. MISCELLANEOUS.

     SECTION 7.1 Counterparts.
          This Deposit Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of such counterparts shall constitute one and the same instrument. Copies of this Deposit Agreement shall be filed with the Depositary and the Custodians and shall be open to inspection by any Owner or Beneficial Owner of a Receipt during business hours.

     SECTION 7.2 No Third Party Beneficiaries.
          This Deposit Agreement is for the exclusive benefit of the parties hereto (which shall include the Owners and Beneficial Owners) and shall not be deemed to give any legal or equitable right, remedy or claim whatsoever to any other person, except as otherwise specifically provided in this Agreement with respect to co-transfer agents and the Custodian.

     SECTION 7.3 Severability.
          In case any one or more of the provisions contained in this Deposit Agreement or in the Receipts should be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein or therein shall in no way be affected, prejudiced or disturbed thereby.

     SECTION 7.4 Owners and Beneficial Owners as Parties; Binding Effect.
          The Owners and Beneficial Owners of Receipts from time to time shall be parties to this Deposit Agreement and shall be bound by all of the terms and conditions hereof and of the Receipts by acceptance thereof.

     SECTION 7.5 Notices.
          Any and all notices to be given to the Company shall be deemed to have been duly given if personally delivered or sent by mail or cable, telex or facsimile transmission confirmed by letter, addressed to O2Micro International Ltd., Grand Pavilion Commercial Centre, West Bay Road, P.O. Box 32331 SMB, George Town, Grand Cayman, Cayman Islands, Attention: James Keim, or any other place to which the Company may have transferred its principal office.

          Any and all notices to be given to the Depositary shall be deemed to have been duly given if in English and personally delivered or sent by mail or cable, telex or facsimile transmission confirmed by letter, addressed to The Bank of New York, 101 Barclay Street, New York, New York 10286, Attention:
American Depositary Receipt Administration, or any other place to which the Depositary may have transferred its Corporate Trust Office.

          Any and all notices to be given to any Owner shall be deemed to have been duly given if personally delivered or sent by mail or cable, telex or facsimile transmission confirmed by letter, addressed to such Owner at the address of such Owner as it appears on the transfer books for Receipts of the Depositary, or, if such Owner shall have filed with the Depositary a written request that notices intended for such Owner be mailed to some other address, at the address designated in such request.

          Delivery of a notice sent by mail or cable, telex or facsimile transmission shall be deemed to be effected at the time when a duly addressed letter containing the same (or a confirmation thereof in the case of a cable, telex or facsimile transmission) is deposited, postage prepaid, in a post-office letter box. The Depositary or the Company may, however, act upon any cable, telex or facsimile transmission received by it, notwithstanding that such cable, telex or facsimile transmission shall not subsequently be confirmed by letter as aforesaid.

     SECTION 7.6 Governing Law.
          This Deposit Agreement and the Receipts shall be interpreted and all rights hereunder and thereunder and provisions hereof and thereof shall be governed by the laws of the State of New York.

     SECTION 7.7 Submission to Jurisdiction; Appointment of Agent for Service of Process.

          The Company hereby (i) irrevocably designates and appoints Sterling Du, c/o O2Micro Inc., 3118 Patrick Henry Drive, Santa Clara, CA 95054, as the Company's authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the Shares or Deposited Securities, the American Depositary Shares, the Receipts or this Agreement, (ii) consents and submits to the jurisdiction of any state or federal court in the State of New York in which any such suit or proceeding may be instituted, and (iii) agrees that service of process upon said authorized agent shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company agrees to deliver, upon the execution and delivery of this Deposit Agreement, a written acceptance by such agent of its appointment as such agent. The Company further agrees to take any and all action, including the filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment in full force and effect for so long as any American Depositary Shares or Receipts remain outstanding or this Agreement remains in force. In the event the Company fails to continue such designation and appointment in full force and effect, the Company hereby waives personal service of process upon it and consents that any such service of process may be made by certified or registered mail, return receipt requested, directed to the Company at its address last specified for notices hereunder, and service so made shall be deemed completed five (5) days after the same shall have been so mailed.

     SECTION 7.8 Arbitration.
          In the event the Depositary is advised that a judgment of a court in the United States may not be recognized, the following provisions shall apply:

          (i) Any controversy, claim or cause of action brought by any party or parties hereto against any other party or parties hereto arising out of or relating to the Deposit Agreement shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.

          (ii) The place of the arbitration shall be the City of New York, State of New York, United States of America, and the language of the arbitration shall be English.

          (iii) The number of arbitrators shall be three, each of whom shall be disinterested in the dispute or controversy, shall have no connection with any party thereto, and shall be an attorney experienced in international securities transactions. Each party shall appoint one arbitrator and the two arbitrators shall select a third arbitrator who shall serve as chairperson of the tribunal. If a dispute, controversy or cause of action shall involve more than two parties, the parties shall attempt to align themselves in two sides (i.e., claimant and respondent), each of which shall appoint one arbitrator as if there were only two parties to such dispute, controversy or cause of action. If either or both parties fail to select an arbitrator, or if such alignment (in the event there is more than two parties) shall not have occurred, within sixty (60) calendar days after the initiating party serves the arbitration demand or the two arbitrators fail to select a third arbitrator within sixty (60) calendar days of the selection of the second arbitrator, the American Arbitration Association shall appoint the arbitrator or arbitrators in accordance with its rules. The parties and the American Arbitration Association may appoint the arbitrators from among the nationals of any country, whether or not a party is a national of that country.

          (iv) The arbitrators shall have no authority to award damages not measured by the prevailing party's actual damages and shall have no authority to award any consequential, special or punitive damages, and may not, in any event, make any ruling, finding or award that does not conform to the terms and conditions of this Deposit Agreement.

          (v) In the event any third-party action or proceeding is instituted against the Depositary relating to or arising from any act or failure to act by the Company, the Company hereby submits to the personal jurisdiction of the court or administrative agency in which such action or proceeding is brought.

     SECTION 7.9 Compliance with United States Securities Laws.

          Notwithstanding anything in this Deposit Agreement to the contrary, the Company and the Depositary each agrees that it will not exercise any rights it has under this Deposit Agreement to permit the withdrawal or delivery of Deposited Securities in a manner which would violate United States securities laws, including, but not limited to, Section I.A.(1) of the General Instructions to the Form F-6 Registration Statement, as amended from time to time, under the Securities Act.

          IN WITNESS WHEREOF, O2MICRO INTERNATIONAL LTD. and THE BANK OF NEW YORK have duly executed this Deposit Agreement as of the day and year first set forth above and all Owners and Beneficial Owners shall become parties hereto upon acceptance by them of Receipts issued in accordance with the terms hereof.


                                                  O2MICRO INTERNATIONAL LTD.


                                                  By:
                                                        ------------------------
                                                  Name:
                                                  Title:


                                                  THE BANK OF NEW YORK,
                                                  as Depositary


                                                  By:
                                                        ------------------------
                                                  Name:
                                                  Title:

                         Exhibit A to Deposit Agreement

No.                                                 ---------------------------
                                                    AMERICAN DEPOSITARY SHARES
                                                    (Each  American   Depositary
                                                    Share   represents  fifty
                                                    (50)deposited Shares)

                              THE BANK OF NEW YORK
                           AMERICAN DEPOSITARY RECEIPT
                              FOR ORDINARY SHARES,
                        PAR VALUE $0.00002 PER SHARE, OF
                           O2MICRO INTERNATIONAL LTD.
               (INCORPORATED UNDER THE LAWS OF THE CAYMAN ISLANDS)

          The Bank of New York as depositary (hereinafter called the "Depositary"), hereby certifies that _______, or registered assigns IS THE OWNER OF

                           AMERICAN DEPOSITARY SHARES

representing deposited ordinary shares (herein called Shares) of O2Micro International Ltd., incorporated under the laws of the Cayman Islands (herein called the Company). At the date hereof, each American Depositary Share represents fifty (50) Shares which are either deposited or subject to deposit under the Deposit Agreement referred to below at the principal Hong Kong office of The Hongkong and Shanghai Banking Corporation Limited (herein called the Custodian). The Depositary's Corporate Trust Office is located at a different address than its principal executive office. Its Corporate Trust Office is located at 101 Barclay Street, New York, N.Y. 10286, and its principal executive office is located at One Wall Street, New York, N.Y. 10286.

               THE DEPOSITARY'S CORPORATE TRUST OFFICE ADDRESS IS
                    101 BARCLAY STREET, NEW YORK, N.Y. 10286

1.   THE DEPOSIT AGREEMENT.
     This American Depositary Receipt is one of an issue (herein called Receipts), all issued and to be issued upon the terms and conditions set forth in the deposit agreement, dated as of __________, 2005 (the "Deposit Agreement"), by and among the Company, the Depositary, and all Owners and Beneficial Owners from time to time of Receipts issued thereunder, each of whom by accepting a Receipt agrees to become a party thereto and become bound by all the terms and conditions thereof. The Deposit Agreement sets forth the rights of Owners and Beneficial Owners of the Receipts and the rights and duties of the Depositary in respect of the Shares deposited thereunder and any and all other securities, property and cash from time to time received in respect of such Shares and held thereunder (such Shares, securities, property, and cash are herein called Deposited Securities). Copies of the Deposit Agreement are on file at the Depositary's Corporate Trust Office in New York City and at the office of the Custodian.

     The statements made on the face and reverse of this Receipt are summaries of certain provisions of the Deposit Agreement and are qualified by and subject to the detailed provisions of the Deposit Agreement, to which reference is hereby made. Capitalized terms not defined herein shall have the meanings set forth in the Deposit Agreement.

2.   SURRENDER OF RECEIPTS AND WITHDRAWAL OF SHARES.
     Upon surrender at the Corporate Trust Office of the Depositary of this Receipt, and upon payment of the fee of the Depositary provided in this Receipt, and subject to the terms and conditions of the Deposit Agreement, the Owner hereof is entitled to delivery, to him or upon his order, of the amount of Deposited Securities at the time represented by the American Depositary Shares for which this Receipt is issued. Delivery of such Deposited Securities may be made by the delivery of (a) certificates for Shares in the name of the Owner hereof or as ordered by him or by certificates properly endorsed or accompanied by proper instruments of transfer to such Owner or as ordered by him and (b) any other securities, property and cash to which such Owner is then entitled in respect of this Receipt to such Owner or as ordered by him. Such delivery will be made at the option of the Owner hereof, either at the office of the Custodian or at the Corporate Trust Office of the Depositary, provided that the forwarding of certificates for Shares or other Deposited Securities for such delivery at the Corporate Trust Office of the Depositary shall be at the risk and expense of the Owner hereof. Notwithstanding any other provision of the Deposit Agreement or this Receipt, the surrender of outstanding Receipts and withdrawal of Deposited Securities may be suspended only for (i) temporary delays caused by closing the transfer books of the Depositary or the Company or the deposit of Shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes and similar charges, and (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities.

3.   TRANSFERS, SPLIT-UPS, AND COMBINATIONS OF RECEIPTS.
     The transfer of this Receipt is registrable on the books of the Depositary at its Corporate Trust Office by the Owner hereof in person or by a duly authorized attorney, upon surrender of this Receipt properly endorsed for transfer or accompanied by proper instruments of transfer and funds sufficient to pay any applicable transfer taxes and the expenses of the Depositary and upon compliance with such regulations, if any, as the Depositary may establish for such purpose. This Receipt may be split into other such Receipts, or may be combined with other such Receipts into one Receipt, evidencing the same aggregate number of American Depositary Shares as the Receipt or Receipts surrendered. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination, or surrender of any Receipt or withdrawal of any Deposited Securities, the Depositary, the Custodian, or Registrar may require payment from the depositor of Shares or the presenter of the Receipt of a sum sufficient to reimburse it for any tax, stamp duty or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to Shares being deposited or withdrawn) and payment of any applicable fees as provided in this Receipt, may require the production of proof satisfactory to it as to the identity and genuineness of any signature and may also require compliance with any regulations the Depositary may establish consistent with the provisions of the Deposit Agreement or this Receipt.

     The delivery of Receipts against deposits of Shares generally or against deposits of particular Shares may be suspended, or the transfer of Receipts in particular instances may be refused, or the registration of transfer of outstanding Receipts generally may be suspended, during any period when the transfer books of the Depositary are closed as provided in Section 5.1 of the Deposit Agreement, or if any such action is deemed necessary or advisable by the Depositary or the Company at any time or from time to time because of any requirement of law or of any government or governmental body or commission, or under any provision of the Deposit Agreement or this Receipt, or for any other reason, subject to Article (25) hereof. Without limitation of the foregoing, the Depositary shall not knowingly accept for deposit under the Deposit Agreement any Shares required to be registered under the provisions of the Securities Act for public sale in the United States, unless a registration statement is in effect as to such Shares.

     The Depositary will use reasonable efforts to comply with the written instructions of the Company not to accept for deposit under the Deposit Agreement any Shares identified in such instructions at such times and under such circumstances as may reasonably be specified in such instructions in order to facilitate the Company's compliance with applicable United States securities laws.

4.   LIABILITY OF OWNER FOR TAXES.
     If any tax or other governmental charge shall become payable with respect to any Receipt or any Deposited Securities represented hereby, such tax or other governmental charge shall be payable by the Owner hereof to the Depositary. The Depositary may refuse to effect any transfer of this Receipt or any withdrawal of Deposited Securities represented by American Depositary Shares evidenced by such Receipt until such payment is made, and may withhold any dividends or other distributions, or may sell for the account of the Owner hereof any part or all of the Deposited Securities represented by the American Depositary Shares evidenced by this Receipt, and may apply such dividends or other distributions or the proceeds of any such sale in payment of such tax or other governmental charge and the Owner hereof shall remain liable for any deficiency.


5.   WARRANTIES OF DEPOSITORS.
     Every person depositing Shares under the Deposit Agreement shall be deemed thereby to represent and warrant that such Shares and each certificate therefor, if applicable, are validly issued, fully paid, nonassessable and were not issued in violation of any pre-emptive rights of the holders of outstanding Shares and that the person making such deposit is duly authorized so to do. Every such person shall also be deemed to represent that the Shares are eligible for deposit in accordance with the Deposit Agreement and the General Instructions to Form F-6 under the Securities Act, and Receipts evidencing American Depositary Shares representing the Shares would not be Restricted Securities. All representations and warranties deemed made under Section 3.3 of the Deposit Agreement shall survive the deposit of Shares and delivery or surrender of Receipts.

6.   FILING PROOFS, CERTIFICATES, AND OTHER INFORMATION.
     Any person presenting Shares for deposit or any Owner or Beneficial Owner of a Receipt may be required from time to time to file with the Depositary or the Custodian such proof of citizenship or residence, exchange control approval, or such information relating to the registration on the books of the Company or the Foreign Registrar, if applicable, to execute such certificates and to make such representations and warranties, as the Depositary may deem necessary or proper. The Depositary may withhold the delivery or registration of transfer of any Receipt or the distribution of any dividend or sale or distribution of rights or of the proceeds thereof or the delivery of any Deposited Securities until such proof or other information is filed or such certificates are executed or such representations and warranties made. If requested in writing, the Depositary shall, as promptly as practicable, provide the Company, at the expense of the Company, with copies of any such proofs, certificates or other information it receives pursuant to this Article, unless prohibited by applicable law. No Share shall be accepted for deposit unless accompanied by evidence satisfactory to the Depositary that any necessary approval has been granted by any governmental body the Cayman Islands or in Hong Kong which is then performing the function of the regulation of currency exchange.

7.   CHARGES OF DEPOSITARY.
     The Company agrees to pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any Registrar only in accordance with agreements in writing entered into between the Depositary and the Company from time to time. The Depositary shall present its statement for such charges and expenses to the Company once every three months. The charges and expenses of the Custodian are for the sole account of the Depositary.

     The following charges shall be incurred by any party depositing or withdrawing Shares or by any party surrendering Receipts or to whom Receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the Receipts or Deposited Securities or a distribution of Receipts pursuant to
Section 4.3 of the Deposit Agreement), or by Owners, as applicable: (1) taxes, stamp duty and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of Shares generally on the Share register of the Company or Foreign Registrar and applicable to transfers of Shares to or from the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals under the Deposit Agreement, (3) such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency pursuant to Section 4.5 of the Deposit Agreement, (5) a fee of $5.00 or less per 100 American Depositary Shares (or portion thereof) for the execution and delivery of Receipts pursuant to Section 2.3, 4.3 or 4.4 of the Deposit Agreement and the surrender of Receipts pursuant to Section 2.5 or 6.2 of the Deposit Agreement,
(6) a fee of $.02 or less per American Depositary Share (or portion thereof) for any cash distribution made pursuant to the Deposit Agreement, including, but not limited to Sections 4.1 through 4.4 of the Deposit Agreement, (7) a fee for the distribution of securities pursuant to Section 4.2 of the Deposit Agreement, such fee being in an amount equal to the fee for the execution and delivery of American Depositary Shares referred to above which would have been charged as a result of the deposit of such securities (for purposes of this clause 7 treating all such securities as if they were Shares) but which securities are instead distributed by the Depositary to Owners, (8) a fee of $.02 or less per American Depositary Share (or portion thereof) for depositary services, which will accrue on the last day of each calendar year and which will be payable as provided in clause (9) below; provided, however, that no fee will be assessed under this clause (8) to the extent a fee of $.02 was charged pursuant to clause (6) above during that calendar year and (9) any other charge payable by the Depositary, any of the Depositary's agents, including the Custodian, or the agents of the Depositary's agents in connection with the servicing of Shares or other Deposited Securities (which charge shall be assessed against Owners as of the date or dates set by the Depositary in accordance with Section 4.6 of the Deposit Agreement and shall be payable at the sole discretion of the Depositary by billing such Owners for such charge or by deducting such charge from one or more cash dividends or other cash distributions).

     The Depositary, subject to Section 2.9 of the Deposit Agreement and Article 8 hereof, may own and deal in any class of securities of the Company and its affiliates and in Receipts.

8.   PRE-RELEASE OF RECEIPTS.
          The Depositary may deliver Receipts against the delivery by the Company (or any agent of the Company recording Share ownership) of evidence of rights to receive Shares from the Company (or any such agent). No such issuance of Receipts will be deemed a "Pre-Release" that is subject to the restrictions of the following paragraph.

          Unless requested in writing by the Company to cease doing so, the Depositary may, notwithstanding Section 2.3 of the Deposit Agreement, execute and deliver Receipts prior to the receipt of Shares pursuant to Section 2.2 of the Deposit Agreement (a "Pre-Release"). The Depositary may, pursuant to Section
2.5 of the Deposit Agreement, deliver Shares upon the receipt and cancellation of Receipts which have been Pre-Released, whether or not such cancellation is prior to the termination of such Pre-Release or the Depositary knows that such Receipt has been Pre-Released. The Depositary may receive Receipts in lieu of Shares in satisfaction of a Pre-Release. Each Pre-Release will be (a) preceded or accompanied by a written representation and agreement from the person to whom Receipts or Shares are to be delivered, that such person (the "Pre-Releasee"), or its customer, (i) owns the Shares or Receipts to be remitted, as the case may be, (ii) assigns all beneficial rights, title and interest in such Shares or Receipts, as the case may be, to the Depositary in its capacity as such and for the benefit of the Owners and (iii) will not take any action with respect to such Shares or Receipts, as the case may be, that is inconsistent with the transfer of beneficial ownership (including, without the consent of the Depositary, disposing of such Shares or Receipts, as the case may be), other than in satisfaction of such Pre-Release, (b) at all times fully collateralized with cash, U.S. government securities or such other collateral as the Depositary determines, in good faith, will provide substantially similar liquidity and security, (c) terminable by the Depositary on not more than five (5) business days notice and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The number of Shares not deposited but represented by American Depositary Shares which are outstanding at any time as a result of Pre-Release Releases will not normally exceed thirty percent (30%) of the Shares deposited under the Deposit Agreement; provided, however, that the Depositary reserves the right to disregard such limit from time to time as it deems reasonably appropriate, and may, with the prior written consent of the Company, change such limit for purposes of general application. The Depositary will also set Dollar limits with respect to Pre-Release transactions to be entered into hereunder with any particular Pre-Releasee on a case-by-case basis as the Depositary deems appropriate. For purposes of enabling the Depositary to fulfill its obligations to the Owners under the Deposit Agreement, the collateral referred to in clause (b) above shall be held by the Depositary as security for the performance of the Pre-Releasee's obligations to the Depositary in connection with a Pre-Release transaction, including the Pre-Releasee's obligation to deliver Shares or Receipts upon termination of a Pre-Release transaction (and shall not, for the avoidance of doubt, constitute Deposited Securities thereunder).

          The Depositary may retain for its own account any compensation received by it in connection with the foregoing.

9.   TITLE TO RECEIPTS.
     It is a condition of this Receipt and every successive Owner and Beneficial Owner of this Receipt by accepting or holding the same consents and agrees, that title to this Receipt when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a negotiable instrument; under the laws of New York; provided, however, that the Depositary, notwithstanding any notice to the contrary, may treat the person in whose name this Receipt is registered on the books of the Depositary as the absolute owner hereof for the purpose of determining the person entitled to distribution of dividends or other distributions or to any notice provided for in the Deposit Agreement and for all other purposes, and neither the Depositary nor the Company shall have any obligation or be subject to any liability under the Deposit Agreement to any holder of a Receipt unless such holder is the Owner thereof.

10.  VALIDITY OF RECEIPT.
     This Receipt shall not be entitled to any benefits under the Deposit Agreement or be valid or obligatory for any purpose, unless this Receipt shall have been executed by the Depositary by the manual signature of a duly authorized signatory of the Depositary; provided, however, that such signature may be a facsimile if a Registrar for the Receipts shall have been appointed, and such Receipts are countersigned by the manual or facsimile signature of a duly authorized officer of the Registrar.

11.  REPORTS; INSPECTION OF TRANSFER BOOKS.
     The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Securities and Exchange Commission (hereinafter called the "Commission").

     Such reports and communications will be available for inspection and copying at the public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549.

     The Depositary will make available for inspection by Owners of Receipts at its Corporate Trust Office, as promptly as practicable after receipt, any reports and communications, including any proxy soliciting material, received from the Company which are both (a) received by the Depositary as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Company. The Depositary shall also send to the Owners of Receipts copies of such reports when furnished by the Company pursuant to the Deposit Agreement. Any such reports and communications, including any such proxy soliciting material, furnished to the Depositary by the Company shall be furnished in English to the extent such materials are required to be translated into English pursuant to any regulation of the Commission.

     The Depositary shall keep books at its Corporate Trust Office for the registration of Receipts and transfers of Receipts which at all reasonable times shall be open for inspection by the Owners and the Company, provided that such inspection shall not be for the purpose of communicating with Owners of Receipts in the interest of a business or object other than the business of the Company or a matter related to the Deposit Agreement or the Receipts.

12.  DIVIDENDS AND DISTRIBUTIONS.
     Whenever the Depositary shall receive any cash dividend or other cash distribution on any Deposited Securities, the Depositary shall, if at the time of receipt thereof any amounts received in a foreign currency can in the judgment of the Depositary be converted on a reasonable basis into United States dollars transferable to the United States, and subject to the Deposit Agreement, convert, as promptly as practicable, such dividend or distribution into Dollars and shall distribute, as promptly as practicable, the amount thus received (net of the fees and expenses of the Depositary as provided in the Deposit Agreement, if applicable) to the Owners of Receipts entitled thereto, provided, however, that in the event that the Company or the Depositary shall be required to withhold and does withhold from such cash dividend or such other cash distribution in respect of any Deposited Securities an amount on account of taxes, the amount distributed to the Owners of the Receipts evidencing American Depositary Shares representing such Deposited Securities shall be reduced accordingly.

     Subject to the provisions of Sections 4.11 and 5.9 of the Deposit Agreement, whenever the Depositary shall receive any distribution other than a distribution described in Sections 4.1, 4.3 or 4.4 of the Deposit Agreement, the Depositary shall, subject to all applicable laws, cause the securities or property received by it to be distributed to the Owners of Receipts entitled thereto, after deduction or upon payment of any fees and expenses of the Depositary or any taxes or other governmental charges, in any manner that the Depositary may deem equitable and practicable for accomplishing such distribution; provided, however, that if in the opinion of the Depositary such distribution cannot be made proportionately among the Owners of Receipts entitled thereto, or if for any other reason the Depositary deems such distribution not to be feasible, the Depositary may, after Consultation with the Company, adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including, but not limited to, the public or private sale of the securities or property thus received, or any part thereof, and the net proceeds of any such sale (net of the fees of the Depositary as provided in Section 5.9 of the Deposit Agreement) shall be distributed by the Depositary to the Owners of Receipts entitled thereto as in the case of a distribution received in cash.

The Depositary may refuse to effect any distribution of securities under Section
4.2 of the Deposit Agreement unless it has received an opinion of United States counsel for the Company that is satisfactory to the Depositary that the distribution does not require registration under the Securities Act.

     If any distribution upon any Deposited Securities consists of a dividend in, or free distribution of, Shares, the Depositary may, and shall if the Company shall so request in writing, distribute to the Owners of outstanding Receipts entitled thereto, additional Receipts evidencing an aggregate number of American Depositary Shares representing the amount of Shares received as such dividend or free distribution, subject to the terms and conditions of the Deposit Agreement with respect to the deposit of Shares and the issuance of American Depositary Shares evidenced by Receipts, including the withholding of any tax or other governmental charge as provided in Section 4.11 of the Deposit Agreement and the payment of the fees and expenses of the Depositary as provided in Section 5.9 of the Deposit Agreement. In lieu of delivering Receipts for fractional American Depositary Shares in any such case, the Depositary shall use reasonable efforts to sell the amount of Shares represented by the aggregate of such fractions and distribute any net proceeds to the Owners entitled to them, all in the manner and subject to the conditions set forth in the Deposit Agreement. If additional Receipts are not so distributed, each American Depositary Share shall thenceforth also represent the additional Shares distributed upon the Deposited Securities represented thereby.

     The Company or its agent will remit to the appropriate governmental agencies in the Cayman Islands and the People's Republic of China all amounts withheld and owing to such agencies. The Depositary will forward to the Company or its agent such information from its records as the Company may reasonably request to enable the Company or its agent to file necessary reports with governmental agencies, and the Depositary or the Company or its agent may file any such reports necessary to obtain benefits under the applicable tax treaties for the Owners of Receipts. In the event that the Depositary determines that any distribution in property (including Shares and rights to subscribe therefor) is subject to any tax or other governmental charge which the Depositary is obligated to withhold, the Depositary may by public or private sale dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner as the Depositary deems necessary and practicable to pay any such taxes or charges and the Depositary shall distribute the net proceeds of any such sale after deduction of such taxes or charges to the Owners of Receipts entitled thereto.

13.  CONVERSION OF FOREIGN CURRENCY.
     Whenever the Depositary or the Custodian shall receive foreign currency, by way of dividends or other distributions or the net proceeds from the sale of securities, property or rights, and if at the time of the receipt thereof the foreign currency so received can in the judgment of the Depositary be converted on a reasonable basis into Dollars and the resulting Dollars transferred to the United States, the Depositary shall, as promptly as practicable, convert or cause to be converted, by sale or in any other manner that it may determine, such foreign currency into Dollars, and such Dollars shall be distributed, as promptly as practicable, to the Owners entitled thereto or, if the Depositary shall have distributed any warrants or other instruments which entitle the holders thereof to such Dollars, then to the holders of such warrants and/or instruments upon surrender thereof for cancellation. Such distribution may be made upon an averaged or other practicable basis without regard to any distinctions among Owners on account of exchange restrictions, the date of delivery of any Receipt or otherwise and shall be net of any expenses of conversion into Dollars incurred by the Depositary as provided in Section 5.9 of the Deposit Agreement.

     If such conversion or distribution can be effected only with the approval or license of any government or agency thereof, the Depositary shall file such application for approval or license, if any, as it may deem desirable. The Company shall not be obligated to make any such filings.

     If at any time the Depositary shall determine that in its judgment any foreign currency received by the Depositary or the Custodian is not convertible on a reasonable basis into Dollars transferable to the United States, or if any approval or license of any government or agency thereof which is required for such conversion is denied or in the opinion of the Depositary is not obtainable without excessively burdensome or otherwise unreasonable efforts, or if any such approval or license is not obtained within a reasonable period as determined by the Depositary, or if there are foreign exchange controls in place that prohibit such conversion, the Depositary may distribute the foreign currency (or an appropriate document evidencing the right to receive such foreign currency) received by the Depositary to, or in its discretion may hold such foreign currency uninvested and without liability for interest thereon for the respective accounts of, the Owners entitled to receive the same.

     If any such conversion of foreign currency, in whole or in part, cannot be effected for distribution to some of the Owners entitled thereto, the Depositary may in its discretion make such conversion and distribution in Dollars to the extent permissible to the Owners entitled thereto and may distribute the balance of the foreign currency received by the Depositary to, or hold such balance uninvested and without liability for interest thereon for the respective accounts of, the Owners entitled thereto.

14.  RIGHTS.
     In the event that the Company shall offer or cause to be offered to the holders of any Deposited Securities any rights to subscribe for additional Shares or any rights of any other nature, the Depositary, after Consultation with the Company, shall have discretion as to the procedure to be followed in making such rights available to any Owners to them or in disposing of such rights on behalf of any Owners otherwise entitled to them and making the net proceeds available to such Owners or, if by the terms of such rights offering or for any other reason, the Depositary may not either make such rights available to any Owners or dispose of such rights and make the net proceeds available to such Owners, then the Depositary shall allow the rights to lapse. If at the time of the offering of any rights the Depositary determines in its reasonable discretion (after Consultation with the Company) that it is lawful and feasible to make such rights available to all Owners or to certain Owners but not to other Owners, the Depositary may distribute, to any Owner to whom it determines the distribution to be lawful and feasible, in proportion to the number of American Depositary Shares held by such Owner, warrants or other instruments therefor in such form as it deems appropriate.

     In circumstances in which rights would otherwise not be distributed, if an Owner of Receipts requests the distribution of warrants or other instruments in order to exercise the rights allocable to the American Depositary Shares of such Owner under the Deposit Agreement, the Depositary will make such rights available to such Owner upon written notice from the Company to the Depositary that (a) the Company has elected in its sole discretion to permit such rights to be exercised and (b) such Owner has executed such documents as the Company has determined in its sole discretion are reasonably required under applicable law.

     If the Depositary has distributed warrants or other instruments for rights to all or certain Owners, then upon instruction from such an Owner pursuant to such warrants or other instruments to the Depositary from such Owner to exercise such rights, upon payment by such Owner to the Depositary for the account of such Owner of an amount equal to the purchase price of the Shares to be received upon the exercise of the rights, and upon payment of the fees and expenses of the Depositary and any other charges as set forth in such warrants or other instruments, the Depositary shall, on behalf of such Owner, exercise the rights and purchase the Shares, and the Company shall cause the Shares so purchased to be delivered to the Depositary on behalf of such Owner. As agent for such Owner, the Depositary will cause the Shares so purchased to be deposited pursuant to
Section 2.2 of the Deposit Agreement, and shall, pursuant to Section 2.3 of the Deposit Agreement, execute and deliver Receipts to such Owner. In the case of a distribution pursuant to the second paragraph of this Article, such Receipts shall be legended in accordance with applicable U.S. laws, and shall be subject to the appropriate restrictions on sale, deposit, cancellation and transfer under such laws.

     If the Depositary determines in its reasonable discretion that it is not lawful and feasible to make such rights available to all or certain Owners, it may sell the rights, warrants or other instruments in proportion to the number of American Depositary Shares held by the Owners to whom it has determined it may not lawfully or feasibly make such rights available, and allocate the net proceeds of such sales (net of the fees and expenses of the Depositary as provided in Section 5.9 of the Deposit Agreement and all taxes and governmental charges payable in connection with such rights and subject to the terms and conditions of the Deposit Agreement) for the account of such Owners otherwise entitled to such rights, warrants or other instruments, upon an averaged or other practical basis without regard to any distinctions among such Owners because of exchange restrictions or the date of delivery of any Receipt or otherwise.

     The Depositary will not offer rights to Owners unless both the rights and the securities to which such rights relate are either exempt from registration under the Securities Act with respect to a distribution to Owners or are registered under the provisions of the Securities Act; provided, however, that nothing in the Deposit Agreement shall create any obligation on the part of the Company to file a registration statement with respect to such rights or underlying securities or to endeavor to have such a registration statement declared effective. If an Owner of Receipts requests distribution of warrants or other instruments, notwithstanding that there has been no such registration under the Securities Act, the Depositary shall not effect such distribution unless it has received an opinion from recognized counsel in the United States for the Company upon which the Depositary may rely that such distribution to such Owner is exempt from such registration; provided, however, that the Company shall have no obligation to cause its counsel to issue such opinion at the request of such Owner.

     The Depositary shall not be responsible for any reasonable failure to determine that it may be lawful or feasible to make such rights available to Owners in general or any Owner in particular.

15.  RECORD DATES.
     Whenever any cash dividend or other cash distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be issued with respect to the Deposited Securities, or whenever for any reason the Depositary causes a change in the number of Shares that are represented by each American Depositary Share, or whenever the Depositary shall receive notice of any meeting of holders of Shares or other Deposited Securities, or whenever the Depositary shall find it necessary or convenient, the Depositary shall fix a record date, which date shall be the same date, to the extent practicable, as the record date for the Deposited Securities or if different, as close thereto as practicable (a) for the determination of the Owners of Receipts who shall be
(i) entitled to receive such dividend, distribution or rights or the net proceeds of the sale thereof or (ii) entitled to give instructions for the exercise of voting rights at any such meeting, (b) on or after which each American Depositary Share will represent the changed number of Shares or (c) for any other matter, subject to the provisions of the Deposit Agreement.

16.  VOTING OF DEPOSITED SECURITIES.
          Upon receipt of notice of any meeting of holders of Shares or other Deposited Securities, if requested in writing by the Company the Depositary shall, as soon as practicable thereafter, mail to the Owners a notice, the form of which notice shall be in the discretion of the Depositary and shall contain
(a) such information as is
contained in such notice of meeting, and (b) a statement that the Owners as of the close of business on a specified record date will be entitled, subject to any applicable provision of Hong Kong and Cayman Islands law and of the Memorandum and Articles of Association of the Company, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of Shares or other Deposited Securities represented by their respective American Depositary Shares and (c) a statement as to the manner in which such instructions may be given, including an express indication that such instructions may be given or deemed given in accordance with the last sentence of this paragraph if no instruction is received, to the Depositary to give a discretionary proxy to a person designated to the Company. Upon the written request of an Owner of a Receipt on such record date, received on or before the date established by the Depositary for such purpose (the "Instruction Date"), the Depositary shall endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by the American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request. The Depositary shall not vote or attempt to exercise the right to vote that attaches to such Shares or other Deposited Securities other than in accordance with such instructions or deemed instructions. If (i) the Company made a request to the Depositary as contemplated by the first sentence of this paragraph and complied with the following paragraph and (ii) no instructions are received by the Depositary from an Owner with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such Owner's Receipts on or before the Instruction Date, the Depositary shall deem such Owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such Deposited Securities and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Deposited Securities; provided, however, that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing, if applicable) that (x) the Company does not wish such proxy given, (y) the Company is aware that substantial opposition exists or (z) such matter materially and adversely affects the rights of holders of Shares; provided, however, that the Company will not have any liability to any Owner or Beneficial Owner resulting from such notification.

          In order to give Owners a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Deposited Securities, if the Company requests the Depositary to act under the preceding paragraph, the Company shall give the Depositary notice of any such meeting not less than 30 days prior to the meeting date.

     There can be no assurance that Owners generally or any Owner in particular will receive the notice described in the first paragraph of Section 4.7 of the Deposit Agreement sufficiently prior to the Instruction Date to ensure that the Depositary will vote the Shares or Deposited Securities in accordance with the provisions of that paragraph.

17.  CHANGES AFFECTING DEPOSITED SECURITIES.
     In circumstances where the provisions of Section 4.3 of the Deposit Agreement do not apply, upon any change in nominal value, change in par value, split-up, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation, or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary or a Custodian in exchange for or in conversion of or in respect of Deposited Securities shall be treated as new Deposited Securities under the Deposit Agreement, and American Depositary Shares shall thenceforth represent, in addition to the existing Deposited Securities, if any, the new Deposited Securities so received in exchange or conversion, unless additional Receipts are delivered pursuant to the following sentence. In any such case the Depositary may, and shall at the Company's request, execute and deliver additional Receipts as in the case of a dividend in Shares, or call for the surrender of outstanding Receipts to be exchanged for new Receipts specifically describing such new Deposited Securities. Upon the occurrence of any change, conversion, exchange or other event covered by Section 4.8 of the Deposit Agreement, the Depositary shall give notice thereof in writing to all Owners if it affects holdings of American Depositary Shares.

18.  LIABILITY OF THE COMPANY AND DEPOSITARY.
     Neither the Depositary nor the Company nor any of their respective directors, officers, employees, agents or affiliates shall incur any liability to any Owner or Beneficial Owner of any Receipt, if by reason of any provision of any present or future law or regulation of the United States, the People's Republic of China or any other country, or of any governmental or regulatory authority or stock exchange, or by reason of any provision, present or future, of the Memorandum and Articles of Association of the Company, or by reason of any provision of any securities issued or distributed by the Company, or any Offering or distribution thereof or by reason of any act of God or war or terrorism or other circumstances beyond its control, the Depositary or the Company shall be prevented, delayed or forbidden from, or be subject to any civil or criminal penalty on account of, doing or performing any act or thing which by the terms of the Deposit Agreement or Deposited Securities it is provided shall be done or performed; nor shall the Depositary or the Company or any of their respective directors, officers, employees, agents or affiliates incur any liability to any Owner or Beneficial Owner of a Receipt by reason of any non-performance or delay, caused as aforesaid, in the performance of any act or thing which by the terms of the Deposit Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement. Where, by the terms of a distribution pursuant to Sections 4.1, 4.2 or 4.3 of the Deposit Agreement, or an offering or distribution pursuant to Section 4.4 of the Deposit Agreement, or for any other reason, such distribution or offering may not be made available to Owners of Receipts, and the Depositary may not dispose of such distribution or offering on behalf of such Owners and make the net proceeds available to such Owners, then the Depositary shall not make such distribution or offering, and shall allow any rights, if applicable, to lapse in each such case without liability to the Company or the Depositary.

     Neither the Company nor the Depositary nor any of their directors, officers, employees, agents or affiliates assumes any obligation or shall be subject to any liability under the Deposit Agreement to Owners or Beneficial Owners of Receipts, except that the Company and the Depositary agree to perform their obligations specifically set forth in the Deposit Agreement without negligence or bad faith. The Depositary shall not be subject to any liability with respect to the validity or worth of the Deposited Securities. Neither the Depositary nor the Company shall be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the Receipts that in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expenses and liability shall be furnished as often as may be required, and the Custodian shall not be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary. Neither the Depositary nor the Company shall be liable for any action or nonaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Owner or Beneficial Owner of a Receipt, or any other person believed by it in good faith to be competent to give such advice or information. The Depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the Depositary or in connection with any matter arising wholly after the removal or resignation of the Depositary, provided that in connection with the issue out of which such potential liability arises the Depositary performed its obligations without negligence or bad faith while it acted as Depositary. The Depositary shall not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or nonaction is in good faith. No disclaimer of liability under the Securities Act is intended by any provision of the Deposit Agreement.

19.  RESIGNATION AND REMOVAL OF THE DEPOSITARY.
     The Depositary may at any time resign as Depositary under the Deposit Agreement by written notice of its election so to do delivered to the Company, such resignation to take effect upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The Depositary may at any time be removed by the Company by 90 days prior written notice of such removal, which shall become effective upon the later to occur of the (i) 90th day after delivery of the notice to the Depositary or (ii) the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. Whenever the Depositary in its discretion determines that it is in the best interest of the Owners of Receipts to do so, it may appoint a substitute or additional custodian or custodians.

20.  AMENDMENT.
     The form of the Receipts and any provisions of the Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Depositary without the consent of Owners and Beneficial Owners in any respect which they may deem necessary or desirable. Any amendment which shall impose or increase any fees or charges (other than taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or which shall otherwise prejudice any substantial existing right of Owners of Receipts, shall, however, not become effective as to outstanding Receipts until the expiration of 30 days after notice of such amendment shall have been given to the Owners of outstanding Receipts. Every Owner of a Receipt at the time any amendment so becomes effective shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the Owner of any Receipt to surrender such Receipt and receive therefor the Deposited Securities represented thereby, except in order to comply with mandatory provisions of applicable law.

21.  TERMINATION OF DEPOSIT AGREEMENT.
     The Depositary shall at any time at the direction of the Company terminate the Deposit Agreement by mailing notice of such termination to the Owners of all Receipts then outstanding at least 60 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement by mailing notice of such termination to the Company and the Owners of all Receipts then outstanding if at any time 60 days shall have expired after the Depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment as provided in the Deposit Agreement. On and after the date of termination, the Owner of a Receipt will, upon (a) surrender of such Receipt at the Corporate Trust Office of the Depositary, (b) payment of the fee of the Depositary for the surrender of Receipts referred to in Section 2.5 of the Deposit Agreement and (c) payment of any applicable taxes or governmental charges, be entitled to delivery, to him or upon his order, of the amount of Deposited Securities represented by the American Depositary Shares evidenced by such Receipt. If any Receipts shall remain outstanding after the date of termination, the Depositary thereafter shall discontinue the registration of transfers of Receipts, shall suspend the distribution of dividends to the Owners thereof, and shall not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights and other property as provided in the Deposit Agreement, and shall continue to deliver Deposited Securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary (after deducting, in each case, the fee of the Depositary for the surrender of a Receipt, any expenses for the account of the Owner of such Receipt in accordance with the terms and conditions of the Deposit Agreement and any applicable taxes or governmental charges).

At any time after the expiration of six months from the date of termination, the Depositary may sell the Deposited Securities then held under the Deposit Agreement and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it thereunder, unsegregated and without liability for interest, for the pro rata benefit of the Owners of Receipts which have not theretofore been surrendered, such Owners thereupon becoming general creditors of the Depositary with respect to such net proceeds. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement, except for its obligations to the Company under
Section 5.8 of the Deposit Agreement and to account for such net proceeds and other cash (after deducting, in each case, the fee of the Depositary for the surrender of a Receipt, any expenses for the account of the Owner of such Receipt in accordance with the terms and conditions of the Deposit Agreement, and any applicable taxes or governmental charges). Upon the termination of the Deposit Agreement, the Company shall be discharged from all obligations under the Deposit Agreement except for its obligations to the Depositary under Sections 5.8 and 5.9 of the Deposit Agreement.

22.  DISCLOSURE OF INTERESTS.
     Notwithstanding any other provision of this Deposit Agreement, each Owner and Beneficial Owner agrees to comply with requests from the Company pursuant to applicable law or the Memorandum and Articles of Association to provide information, inter alia, as to the capacity in which such Owner or Beneficial Owner owns American Depositary Shares (and Shares as the case may be) and regarding the identity of any other person(s) interested in such American Depositary Shares (and Shares, as the case may be) and the nature of such interest and various other matters, whether or not they are Owners or Beneficial Owners at the time of such request. The Depositary agrees to use its reasonable efforts to forward, upon the reasonable written request of the Company and at the expense of the Company, any such written request from the Company to the Owners and to forward, as promptly as practicable, to the Company any such responses to such requests received by the Depositary. If the Company requests information from the Depositary, the Custodian or the nominee of either, as the registered owner of the Shares, the obligations of the Depositary, Custodian or such nominee, as the case may be, shall be limited to disclosing to the Company the information contained in the register.

23. SUBMISSION TO JURISDICTION; APPOINTMENT OF AGENT FOR SERVICE OF PROCESS. The Company has (i) irrevocably designated and appointed Sterling Du, c/o
O2Micro Inc., 3118 Patrick Henry Drive, Santa Clara, CA 95054, as the Company's authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the Shares or Deposited Securities, the American Depositary Shares, the Receipts or this Agreement, (ii) consents and submits to the jurisdiction of any state or federal court in the State of New York in which any such suit or proceeding may be instituted, and (iii) agrees that service of process upon said authorized agent shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company agrees to deliver, upon the execution and delivery of the Deposit Agreement, a written acceptance by such agent of its appointment as such agent. The Company further agrees to take any and all action, including the filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment in full force and effect for so long as any American Depositary Shares or Receipts remain outstanding or the Deposit Agreement remains in force. In the event the Company fails to continue such designation and appointment in full force and effect, the Company hereby waives personal service of process upon it and consents that any such service of process may be made by certified or registered mail, return receipt requested, directed to the Company at its address last specified for notices hereunder, and service so made shall be deemed completed five (5) days after the same shall have been so mailed.

24.  ARBITRATION.
     In the event the Depositary is advised that a judgment of a court in the United States court may not be recognized, the following provisions shall apply:

     (i) Any controversy, claim or cause of action brought by any party or parties hereto against any other party or parties hereto arising out of or relating to the Deposit Agreement shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.

     (ii) The place of the arbitration shall be the City of New York, State of New York, United States of America, and the language of the arbitration shall be English.

     (iii) The number of arbitrators shall be three, each of whom shall be disinterested in the dispute or controversy, shall have no connection with any party thereto, and shall be an attorney experienced in international securities transactions. Each party shall appoint one arbitrator and the two arbitrators shall select a third arbitrator who shall serve as chairperson of the tribunal. If a dispute, controversy or cause of action shall involve more than two parties, the parties shall attempt to align themselves in two sides (i.e., claimant and respondent), each of which shall appoint one arbitrator as if there were only two parties to such dispute, controversy or cause of action. If either or both parties fail to select an arbitrator, or if such alignment (in the event there is more than two parties) shall not have occurred, within sixty (60) calendar days after the initiating party serves the arbitration demand or the two arbitrators fail to select a third arbitrator within sixty (60) calendar days of the selection of the second arbitrator, the American Arbitration Association shall appoint the arbitrator or arbitrators in accordance with its rules. The parties and the American Arbitration Association may appoint the arbitrators from among the nationals of any country, whether or not a party is a national of that country.

     (iv) The arbitrators shall have no authority to award damages not measured by the prevailing party's actual damages and shall have no authority to award any consequential, special or punitive damages, and may not, in any event, make any ruling, finding or award that does not conform to the terms and conditions of the Deposit Agreement.

     In the event any third-party action or proceeding is instituted against the Depositary relating to or arising from any act or failure to act by the Company, the Company hereby submits to the personal jurisdiction of the court or administrative agency in which such action or proceeding is brought.

25.  COMPLIANCE WITH UNITED STATES SECURITIES LAWS.
     Notwithstanding anything in the Deposit Agreement to the contrary, the Company and the Depositary each agrees that it will not exercise any rights it has under the Deposit Agreement to permit the withdrawal or delivery of Deposited Securities in a manner which would violate United States securities laws, including, but not limited to, Section I.A.(1) of the General Instructions to the Form F-6 Registration Statement, as amended from time to time, under the Securities Act.

26.  EXCHANGE OFFER.
     The parties to the Deposit Agreement have acknowledged that the Company has offered to exchange its Shares for American Depositary Shares on the basis of ____ American Depositary Shares for every _______ Shares (the "Exchange"). Holders of Shares held in the Depository Trust Company as of the close of business in New York City on _______, 2005, will be deemed to have elected to receive American Depositary Shares in exchange for their Shares.

     In order to facilitate the above process, the Company will issue a sufficient number of Shares and deliver such Shares to the Custodian for deposit under this Deposit Agreement. The Depositary will execute and deliver American Depositary Shares to the former holders of Shares upon surrender by such holders of their Shares. Any Shares held through the Depository Trust Company will be exchanged without any action required by the holders thereof. All holders of Shares who participate in the Exchange, or with respect to holders who still hold their Shares through the Depository Trust Company on _________, 2005, are deemed to represent to the Depositary and the Company that they do not hold Restricted Securities and can, therefore, receive ADSs under the Deposit Agreement.

27.  OWNERSHIP RESTRICTIONS.
     The Company may restrict, in such manner as it deems appropriate, transfers of Receipts where such transfer may result in the total number of Shares represented by the American Depositary Shares evidenced by the Receipts beneficially owned by a single Owner or Beneficial Owner exceeding the limits under any applicable law, including without limitation the Code on Takeovers and Mergers and Share Repurchases issued by the Securities and Futures Commission of Hong Kong or the Company's Articles of Association. The Company may, in such manner as it deems appropriate, instruct the Depositary to take action with respect to the ownership interest of any Owner or

Beneficial Owner in excess of the limitation set forth in the preceding sentence, including but not limited to a mandatory sale or disposition on behalf of any Owner or Beneficial Owner of the Shares represented by the American Depositary Shares evidenced by a Receipt or Receipts held by such Owner or Beneficial Owner in excess of such limitations, if and to the extent such disposition is practicable and permitted by applicable law.

                          [FORM OF FRONT OF PROXY CARD]

                                      PROXY

                         O2 MICRO INTERNATIONAL LIMITED
                 Grand Pavilion Commercial Centre, West Bay Road
                         P.O. Box 32331 SMB, George Town
                          Grand Cayman, Cayman Islands

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE EXTRAORDINARY GENERAL MEETING ON NOVEMBER 14, 2005.

          The undersigned hereby appoints Sterling Du or, failing him, James Keim, as proxy of the undersigned, with full power of substitution, to vote all of the ordinary shares of O2 Micro International Limited which the undersigned may be entitled to vote at the Extraordinary General Meeting of Shareholders of O2 Micro International Limited to be held on November 14, 2005, and at any adjournment or postponement thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the following materials and in accordance with the following instructions, with discretionary authority as described in the proxy statement as to any and all other matters that may properly come before the meeting or any adjournment or postponement thereof.

          THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSALS I AND II.

          THIS PROXY WILL BE VOTED AS SPECIFIED OR, IF NO CHOICE IS SPECIFIED, WILL BE VOTED FOR PROPOSALS I AND II.

          CONTINUED AND TO BE SIGNED ON REVERSE SIDE

                                                    [FORM OF BACK OF PROXY CARD]

             Please mark your choice like this | in blue or black ink.


     Shares represented by this proxy will be voted as directed  MARK HERE FOR      }
by the shareholder. If no such directions are indicated, the     ADDRESS CHANGE
Proxy will have authority to vote FOR Proposals I and II.        AND NOTE AT RIGHT

                                                                 NOTE: Please sign exactly as name appears hereon. When signing as
---------------------------------------------------------------  attorney, executor, administrator, trustee or guardian, please give
ALL MATTERS ARE PROPOSED BY O2 MICRO INTERNATIONAL LIMITED. THE  full title as such. If a corporation, please sign in full corporate
BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSALS I AND II.     name by president or other authorized officer. If a partnership,
---------------------------------------------------------------  please sign in partnership name by authorized person.

                                                                 Signature                           Date
I.   To approve the amendment and restatement of Articles of               ---------------------          ---------------
     Association
                                                                 Signature                           Date
                                                                           ---------------------          ---------------
                 (TM)FOR (TM)AGAINST (TM)ABSTAIN
                                                                 PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING
                                                                 THE ENCLOSED REPLY ENVELOPE.
II.  To approve the global offering of Ordinary Shares, the
     primary listing of the Ordinary Shares on the Hong Kong
     Stock Exchange, the adoption of the 2005 Share Option Plan and 2005 Share Incentive Plan, the Sale Mandate, the
     Repurchase Mandate, and the share split and implementation of the ADS program.

                 (TM)FOR (TM)AGAINST (TM)ABSTAIN